UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2005


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                400 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 2K2
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                  Form 20-F     [X]             Form 40-F       [_]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes           [_]             No              [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

In November 2005, EXFO Electro-Optical Engineering Inc., a Canadian corporation, issued its annual report containing its annual audited financial statements and management's discussion and analysis thereof for its fiscal year ended August 31, 2005. At the same time, it also issued its notice of its annual shareholders' meeting, its form of proxy, its management proxy circular and a cover letter. This report on Form 6-K sets forth said documents.

The annual report containing the Corporation's annual audited financial statements and management's discussion and analysis for its fiscal year ended August 31, 2005, its notice of annual shareholders' meeting, its form of proxy, its management proxy circular and cover letter are hereby incorporated as documents by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                               EXFO ELECTRO-OPTICAL ENGINEERING INC.


                               By: /s/ Germain Lamonde
                                   -----------------------
                                   Name:   Germain Lamonde
                                   Title:  President and Chief Executive Officer



Date: November 29, 2005

[GRAPHIC OMITTED][PHOTOGRAPHS]




[GRAPHIC OMITTED][PHOTOGRAPHS]                              2005 ANNUAL REPORT




[GRAPHIC OMITTED]                                          [GRAPHIC OMITTED]
[1985 - 20 EXFO - 2005                                             EXFO
YEARS OF INNOVATION                                       EXPERTISE REACHING OUT

------------------------------------------------------------------------------
Mission Statement

EXFO's mission is to be a world leader in telecommunications test and measurement equipment. This goal will be achieved through the pursuit of excellence and the full commitment of all our employees to exceed customer expectations with market-driven innovation setting the highest standards.

Corporate Profile

EXFO is a recognized test and measurement expert in the global telecommunications industry through the design and manufacture of advanced and innovative solutions as well as best-in-class customer support. The Telecom Division, which represents our main business activity, offers fully integrated and complete test solutions to network service providers, cable operators, system vendors and component manufacturers in approximately 70 countries. One of our strongest competitive advantages is out PC/Windows-based modular platforms that host a wide range of tests across the opttical, physical, data and network layers, while maximizing technology reuse across several market segments. The Life Sciences and Industrial Division mainly leverages core telecom technologies to offer vaue-added solutions in the life sciences and high-precision assembly sectors. For more information about EXFO vist www.exfo.com.

------------------------------------------------------------------------------
Table of Contents
1       Financial Highlights
2       Letter to Shareholders
4       Corporate Highlights
6       Telecom Division
8       Life Sciences & Industrial Division
9       Management's Discussion and Analysis
24      Management's Report
24      Report of Independent Auditors
25      Consolidated Financial Statements
29      Notes to Consolidated Financial Statements
53      Board of Directors
54      Management abd Cororate Officers
55      Corporate Governance Practices
57      Glossary
58      Shareholder Information
59      Worldwide Offices
------------------------------------------------------------------------------

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including consolidation in the global telecommunications test and measurement industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including workforce reductions, ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; the retention of key technical and management personnel; and future economic, competitive and market conditions. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report on Form 20-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reffected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. We undertake no obligation to revise or update any of them to reffect events or circumstances that occur after the date of this document.

TRADEMARKS AND LOGOS

EXFO and the EXFO logo are registered trademarks of EXFO Electro-Optical Engineering Inc. in Canada, the United States and/or other countries. Other EXFO product names or logos referenced in this document are either trademarks or registered trademarks of EXFO Electro-Optical Engineering Inc. or of its affiiated companies. All other product names and trademarks mentioned herein are trademarks of their respective owners. However, neither the presence nor absence of the identification symbols (R) or TM affects the legal status of any trademark.

All dollar amounts in this Annual Report are expressed in US dollars, except as otherwise noted.

[GRAPHIC OMITTED]

Financial Highlights

(tabular amounts in thousands of US dollars, except per share data)

Consolidated Statements of Earnings Data            2005         2004          2003          2002          2001
----------------------------------------------------------------------------------------------------------------
Sales                                         $  97,216     $  74,630     $  61,930     $  68,330     $ 146,013
Gross margin (1)                              $  53,157     $  40,074     $  25,733     $  15,964     $  89,806
                                                  54.7%         53.7%         41.6%         23.4%         61.5%
----------------------------------------------------------------------------------------------------------------
Selling and administrative                    $  31,782     $  25,890     $  26,991     $  33,881     $  44,975
                                                  32.7%         34.7%         43.6%         49.6%         30.8%
----------------------------------------------------------------------------------------------------------------
Gross research and development                $  15,878     $  15,668     $  17,133     $  17,005     $  17,601
                                                  16.3%         21.0%         27.7%         24.9%         12.1%
----------------------------------------------------------------------------------------------------------------
Earnings (loss) from operations (2)           $    (199)    $ (10,570)    $ (39,584)    $ (74,783)    $  14,507
                                                  (0.2%)       (14.1%)       (63.9%)      (109.4%)         9.9%
----------------------------------------------------------------------------------------------------------------
Net loss                                      $  (1,634)    $  (8,424)    $ (54,950)    $(308,524)    $ (15,294)
                                                  (1.7%)       (11.3%)       (88.7%)      (451.5%)       (10.5%)
----------------------------------------------------------------------------------------------------------------
Basic and diluted net loss per share          $   (0.02)    $   (0.13)    $   (0.87)    $   (5.09)    $   (0.29)
----------------------------------------------------------------------------------------------------------------

Consolidated Balance Sheets Data
----------------------------------------------------------------------------------------------------------------
Cash and short-term investments               $ 112,002     $  89,128     $  57,376     $  49,681     $  74,590
----------------------------------------------------------------------------------------------------------------
Working capital                               $ 135,288     $ 115,141     $  77,408     $  91,374     $ 130,289
----------------------------------------------------------------------------------------------------------------
Total assets                                  $ 190,957     $ 172,791     $ 146,254     $ 177,926     $ 442,577
----------------------------------------------------------------------------------------------------------------
Long-term debt (excluding current portion)    $     198     $     332     $     453     $     564     $     664
----------------------------------------------------------------------------------------------------------------
Shareholders' equity                          $ 173,400     $ 157,327     $ 129,826     $ 165,406     $ 414,805
----------------------------------------------------------------------------------------------------------------
(1) Including inventory  write-offs of $4,121,000 and $18,463,000 for the years ended August 31, 2003 and 2002, respectively,  and nil for the years ended  August 31,  2005,  2004 and 2001.  Including an unusual gain of
    $473,000 for the year ended August 31, 2003,  and nil for the years ended August 31, 2005,  2004,  2002 and
    2001.

(2) Including charges for stock-based  compensation costs, inventory and tax credit write-offs,  unusual grants recovery,  amortization  of intangible  assets,  impairment  of  long-lived  assets and goodwill as well as restructuring and other charges of $6,091,000, $7,878,000, $22,943,000, $57,451,000 and $13,456,000 for the
    years ended August 31, 2005, 2004, 2003, 2002 and 2001, respectively.

[GRAPHIC OMITTED][PIE CHARTS]
TOTAL SALES (in thousands of dollars)

GEOGRAPHIC SALES
                         2005     2004     2003     2002      2001
                      $97,216  $74,630  $61,930  $68,330  $146,013

Americas                  68%      66%      66%      61%       62%
Europe, Middle East
  and Africa              20%      18%      18%      20%       25%
Asia-Pacific              12%      16%      16%      19%       13%

DIVISIONAL SALES

Telecom Division          82%      79%      79%      80%       83%
Life Sciences and
  Industrial Division     18%      21%      21%      20%       17%


                                                2005 Annual Report o EXFO :: 1

[GRAPHIC OMITTED]
[PHOTOGRAPH -- Germain Lamonde/
Chairman, President and Chief Executive Officer]

------------------------------------------------
"While our FTTx market penetration was excellent
in 2005, we believe this is just the beginning
of a long-term deployment trend."
------------------------------------------------


Dear Shareholders,

EXFO celebrated its 20th anniversary in a fitting manner in fiscal 2005 as reflected by most of our financial indicators. We continued our long-term, market-driven innovation strategy to tap into new, revenue-generating market opportunities. This strong positioning led to significant progress in market share, sales and profitability in 2005, even though we faced a highly competitive and changing landscape as well as considerable currency fluctuations.

Performance Highlights

      | Increased sales 30.3% to $97.2 million in 2005, up from a 20.5% increase in 2004;

      | Achieved positive GAAP net earnings in the last three quarters of 2005; net loss reduced from $8.4 million in 2004 to $1.6 million in 2005;

      | Generated $14.0 million in cash flows from operating activities, up from $0.8 million in 2004;

      | Reached a leadership position in the high-growth, optical FTTx test market; and

      | Derived 42.4% of sales from new products on the market two years or less.

These results represent tangible evidence that we adopted the right long-term strategy to be among the first to rebound from the telecom downturn as we maintained strong investments in R&D, sales and customer support.


REPORT CARD FOR FISCAL 2005

Let's take a closer look at our quality of execution in 2005 and how we fared against the corporate performance metrics that we had established at the beginning of the fiscal year.

SALES  GROWTH:  30.3% VS.  TARGET OF 20%

With 30.3% sales growth in 2005, we surpassed our stated goal of 20% through higher market-share gains. We delivered excellent growth results for both our Telecom Division (36.1% growth; 82% of revenues) and our Life Sciences and Industrial Division (8.6% growth, 18% of revenues), which was recently renamed to better reflect its market focus. Frost & Sullivan, a leading market research firm, reported in June 2005 that we had jumped from fifth place with a market share of 8.4% in 2003 to second place with 10.3% of the overall fiber-optic test market in 2004(1). Market share in our core portable field-test instrumentation segment is estimated to have improved from 17.4% to 22.2% during the same period. Combined with stellar sales growth during our first 16 years of operation (above 25% growth every year and ~60% CAGR from 1985 to 2001), we believe that we outperformed the optical test and measurement market every single year of our existence, largely due to market-driven innovation and quality of execution. I am particularly proud of this accomplishment, since I believe it is a key measure of long-term success.


2005 Annual Report o EXFO ::  2

PRO FORMA NET EARNINGS:  $4.5 MILLION(2) VS. TARGET OF > $0

We finished fiscal 2005 with pro forma net earnings of $4.5 million, or $0.06 per diluted share, while our published goal was to reach the break-even level(2). This goal was achieved on the strength of higher sales volumes, richer business mix and heightened cost controls. I am also encouraged that we improved our gross margin by 100 basis points to 54.7% in fiscal 2005, despite strong pricing pressure and a 9.7% increase in the Canadian versus US dollar during that period. Although we were profitable on a GAAP basis in the last three quarters, we incurred a net loss of $1.6 million in 2005, including $1.3 million in foreign-exchange losses and $1.0 million in stock-based compensation costs. In terms of earnings power, for every additional dollar of sales in 2005 over 2004, $0.46 flowed to earnings before income taxes. Since the 2001 telecom crisis, I believe we have maintained the right balance between long-term growth and short-term profitability. Our P&L statement also reflects that we are now approaching our long-term operating model in terms of SG&A (32.7% vs. 30-32%) and net R&D (12.5% vs. 12-14%), while there's still more work required on the gross margin front (54.7% vs. ~60%).

SALES FROM NEW PRODUCTS: 42.4% VS. TARGET OF 45%

Sales from new products (on the market two years or less) represented 42.4% of total sales in 2005 versus our stated goal of 45%. While we slightly missed our target, I'm pleased with the significant improvement over the prior year (31.7%). This metric speaks volumes about market focus, customer acceptance and judicious R&D investment decisions. It reveals that we're reading the market correctly, aggressively launching products worldwide and placing our customers at the top of the innovation curve. It also reflects that our R&D projects are on-scope, on-time and on-budget to maximize results. Over the years, EXFO has earned the reputation of innovation leader for good reason.

2006 AND BEYOND -- KEY MARKET TRENDS

Let's discuss some major drivers that will transform the telecom industry (as well as life sciences and industrial markets) in upcoming years. As a market-driven company, we try to identify the key industry trends in order to leverage technological discontinuities and convert them into value-creating market opportunities.

BROADBAND WAR LEADING TO ACCESS INVESTMENTS

Intense competition between traditional telephone companies (telcos) and cable operators (cablecos) continues unabated in North America. Both parties are waging a triple-play -- even quadruple-play -- war to increase revenue and profitability through bundled offerings, while reducing churn. This broadband battle is prompting massive capital investments in access networks in order to increase bandwidth, flexibility and scalability, while continuing metro ring expansion. Telcos are deploying fiber-to-the-node (FTTN; ~20 Mb/s), fiber-to-the-curb (FTTC; ~40 Mb/s) or fiber-to-the-premises (FTTP; ~100 Mb/s), depending on the bets they have placed in terms of what video compression techniques will be adopted and how much bandwidth will be required to meet the challenge from the cablecos (~40 Mb/s). The closer the fiber is to the premises and the higher the transmission rates, the better it is for EXFO, which offrs the most comprehensive line of FTTx test solutions on the market. Following agreements with Verizon and SBC Communications, we are increasingly leveraging our leadership in passive optical network (PON) testing and broad portfolio of FTTx-ready technologies outside North America, given our long-established customer relationships in Europe and Asia. We are participating in several FTTx trials worldwide and recently were selected as sole-source supplier for all fiber deployment test applications by Deutsche Telekom AG -- including FTTx. While our FTTx market penetration was excellent in 2005, we believe this is just the beginning of a long-term deployment trend.

MIGRATION TOWARDS CONVERGED, IP-BASED NETWORKING

Network operators around the world are migrating from public switched telephone networks (PSTN) to packet-based, Internet protocol (IP) networks in order to achieve substantial reductions in operating expenses and increased profitability. British Telecom Group, for example, announced it will spend (pound)10 billion over five years on its 21CN initiative (21st Century Network) to reduce operating expenses by up to (pound)1 billion per year, while enabling revenue expansion into differentiated, higher-margin new services -- all thanks to a single network carrying voice, data and video signals.

Without getting too technical, legacy SONET/SDH networks were designed in the late 1970s to optimize voice traffic, but they can drop to 30% efficiency when data and video applications are added. Next-generation networks, such as those announced by British Telecom, represent a major technological improvement, since they can deliver triple-play services at almost 100% efficiency while significantly reducing operating and maintenance costs.

Anticipating this market opportunity, we shifted our focus from legacy SONET/SDH and Ethernet technologies to next-generation protocol test solutions aimed at the deployment of converged, IP-based networks. Product launches in 2005 included a next-generation SONET/SDH analyzer, featuring the latest in generic framing procedure (GFP), virtual concatenation (VCAT) and link capacity adjustment scheme (LCAS); a 10 Gigabit Ethernet (GigE) test solution, a remote Ethernet tester to ensure quality of service (QoS); and additional Ethernet test capabilities to help carriers operate their high-performance core, metro and edge networks. We also formed an alliance with ADC Telecom to provide a unique remote Ethernet test solution for first-mile applications. Subsequent to the year-end, we launched 10 GigE and Fibre Channel test solutions for the system vendor market.

Given the protocol test market is significantly larger than the optical test market, our rich product pipeline in protocol testing, and four consecutive quarters of sales growth in protocol testing with the last quarter exceeding 10% of Telecom Division revenues, we have high expectations for this product line. We expect that protocol sales will outgrow optical sales to eventually account for 50% of our Telecom Division revenues, even though our optical segment will continue to increase.

(1) World  Fiber  Optic Test  Equipment  (FOTE)  Markets,  June 2005,  Frost &
    Sullivan.

(2) Pro forma net earnings represent a GAAP net loss of $1.6 million, excluding $4.8 million in amortization of intangible assets, $1.0 million in stock-based compensation costs and $0.3 million in restructuring and other charges in 2005.


                                                2005 Annual Report o EXFO :: 3

On the life sciences and industrial side:

Fluorescence imaging is one of the fastest-growing segments of the microscope industry. To take advantage of this market opportunity, EXFO has partnered with major microscope manufacturers in the last two years to deliver the leading fluorescence illumination system in North America. We're now seeking similar penetration in Europe and Asia through regional partnerships with microscope manufacturers.

The aging baby-boomer market is placing stringent demands on manufacturers of medical equipment for devices like in-vitro balloon catheters, hearing aids and asthma inhalers. Similarly, high-tech consumers are pushing for the continued miniaturization of devices such as digital cameras, personal digital assistants (PDAs) and cellular phones. Given the demand for higher volumes and miniature sizes, manufacturers of medical and electronic devices are requiring exceptional control and repeatability for their precision assembly applications. EXFO has responded to this dual trend by bringing to market an automated spot-curing platform that can be controlled via a personal computer.

FISCAL 2006 CORPORATE OBJECTIVES

During meetings with investors in the past year, I often asked myself whether they are growing tired of hearing the same story, but I have come to realize that most investors are comforted by the consistency and coherence in our long-term strategy. Consequently, our corporate objectives for 2006 bear a strong resemblance to those of previous years. We intend to:

     | INCREASE SALES MORE THAN 15% YEAR-OVER-YEAR MAINLY THROUGH MARKET-SHARE GAINS. It's hardly surprising that "market-share gains" is a mantra constantly repeated at EXFO, since we strive to grow faster than our industry year-in and year-out. To achieve this goal, we intend to exploit the aforementioned market opportunities and concentrate on solid execution.

     |   GENERATE  MORE THAN 5% IN  EARNINGS  FROM  OPERATIONS.  Higher  sales volumes, increased contribution from higher-margin protocol test solutions, improved operating efficiencies and continued cost controls should help us reach our objective. This metric assumes no significant currency fluctuations nor closed acquisitions in fiscal 2006. If an acquisition is completed in 2006, this metric will be revised accordingly.

     | DERIVE AT LEAST 40% OF SALES FROM PRODUCTS ON THE MARKET TWO YEARS OR LESS. At EXFO, we remain attuned to customer and market requirements, not to technology for the sake of it. This ambitious innovation target is fully aligned with our fundamental goals of differentiating ourselves from the competition, increasing market share and revenue, as well as improving gross margin and profitability. Stay tuned for several new product introductions in 2006.

Clearly, EXFO is one of the best-positioned companies in the global test and measurement industry. We generated $14.0 million in cash flows from operating activities in 2005 to increase our cash and short-term investments to $112.0 million, or $1.62 per diluted share. This strong cash position provides comfort to our customers, while offering us the flexibility to accelerate our long-term growth strategy through select acquisitions. Typically, we target companies with leading-edge technologies that are deemed strategic to our long-term success. As a disciplined acquirer, we will only complete a transaction if we firmly believe there are real synergies leading to long-term value creation.


                      Corporate Highlights -- Fiscal 2005

[GRAPHIC OMITTED]
[PHOTOGRAPH -- PPM-350B | PON Power Meter

September 2004
  | Consolidates Photonics and Life Sciences Division in Toronto

October 2004
  | PON power meter selected by a Tier-1 NSP in the US
  | Launches next-generation SONET/SDH analyzer
  | Releases software suite for Ethernet testing
  | Introduces OmniCure Series 2000 Spot-Curing System

November 2004
  | Introduces optical spectrum analyzer (OSA) for metro and access networks

December 2004

  | Forms alliance with ADC Telecom to offer integrated remote Ethernet test solution

  | Expands line of handheld testers with 600 series

January 2005
  | Receives sole-source approval for a line of FTTx test solutions from another Tier-1 NSP in the US

[GRAPHIC OMITTED]
[PHOTOGRAPH -- 600 SERIES | Line of handheld FTTx products]

  | PMD measurement method approved by International Telecommunication Union
    (ITU)

2005 Annual Report o EXFO :: 4

In terms of corporate governance, we put in place a number of charters and policies in 2005 (see the Investors section of our Web site) in compliance with regulatory authorities. We also implemented a "Whistleblower" mechanism on our Web site, which enables any interested party with significant concerns to send an anonymous e-mail to our Board's independent Lead Director. Finally, we continued to work diligently towards compliance with Section 404 of Sarbanes-Oxley, even though foreign issuers were given an extra year's grace by the Securities and Exchange Commission in the US. These initiatives demonstrate EXFO's commitment to best-in-class corporate governance practices.

WRAP-UP

We have reached an important milestone at EXFO. Closing my 20th year at the helm, I feel privileged to lead such an accomplished team of professionals. Most members of our senior management team have worked with me for more than 10 years and all have over a decade of industry-specific experience. Through the years, we have found that excellent results can only be achieved through disciplined, long-term strategic planning and a strong focus on execution at all levels.

I'd like to sincerely thank our employees for their hard work, excellence-driven attitude and strong commitment to growing their company -- this is no small feat given our high expectations! Similarly, I appreciate the strong vote of confidence our increasing customer base has demonstrated in our products and services on a daily basis. By sharing their expectations and future requirements, they are providing us with an opportunity to showcase what we do best at EXFO: enabling our innovations and expertise to reach out. All of us are highly committed to making the "EXFO Experience" one that will provide customers with unparalleled satisfaction.

---------------------------------------------------
"Through the years, we have found  that  excellent
results  can  only be  achieved  through
disciplined, long-term strategic planning and a
strong focus on execution at all levels."
---------------------------------------------------

Many thanks as well to our Board of Directors for its wise counsel, availability, unwavering support and for sharing its industry-wide experience, as well as to our shareholders for believing in our long-term vision. With the continued support of everyone, I am looking forward to the challenges of the new year with a large measure of confidence.

Sincerely,


/s/ Germain Lamonde

Germain Lamonde
Chairman, President and
Chief Executive Officer
October 20, 2005



March 2005
   | Receives 2005 Growth Strategy Leadership Award from Frost & Sullivan | Launches all-band component analyzer at OFC/NFOEC2005
   | Achieves GAAP break-even in the second quarter

April 2005
   | Releases new software suite for remote Ethernet testing

June 2005
  | Launches 10 Gigabit Ethernet test solution
  | Increases sales and bookings for a seventh consecutive quarter

July 2005
  | Introduces key functionalities for next-generation SONET/SDH analyzer series

[GRAPHIC OMITTED]
[PHOTOGRAPH -- FTB-8100 | Next-Generation SONET/SDH Analyzer]

August 2005
  | Posts sales growth of 30.3% year-over-year
  | Completes fiscal 2005 with a total of 15 new products


                                               2005 Annual Report o EXFO ::  5

TELECOM DIVISION

TWENTY YEARS OF SHARED EXPERTISE

EXFO is no longer a teenager. The telecom test and measurement company, which was created with a $100 investment inside a student apartment in 1985, has turned 20! Right from the beginning, EXFO distinguished itself with market-driven innovation, strong focus on market leadership and commitment to excellence in order to accomplish its ambitious goal of becoming the leader in the global test and measurement industry. Along the way, we have established a number of industry firsts:

     |   The first PC-based, modular test platform for field applications;

     |   The  first  all-in-one   optical  loss  test  set  combining  several
         instruments;

     |   The first portable polarization mode dispersion (PMD) analyzer;

     | The first modular test platform to combine optical and protocol test solutions;and

     | The first line of portable test instruments designed for FTTx testing.

Innovation aside, we have reached out to customers to share our expertise and garner their feedback. Many of our best product introductions, in fact, were the result of working with customers to resolve their problems. Not surprisingly, several customer relationships have evolved into genuine partnerships over the years. Marketing books call this "customer intimacy"; at EXFO, we call this putting the customer in the driver's seat. Today, we have grown into a global test and measurement company with more than 2,000 customers in 70 countries and 20 years of experience in our back pocket.

LEADERSHIP IN FTTx TESTING

Network operators are increasingly bundling voice, video and data services over a common link, while stepping up transmission rates to meet growing demand for bandwidth-hungry applications. Undoubtedly, one of the biggest issues facing network operators today is, "How much bandwidth do end-users really need?" Depending upon their answer, operators have opted for various fiber-rich network configurations falling under the generic FTTx name:

     | Fiber-to-the-node (FTTN), which leverages the existing copper plant and new electronics in the field, typically brings fiber to within 3,000 feet of the premises in order to supply approximately 20 Mb/s of bandwidth. This deployment strategy necessitates less initial capital expenditures (CAPEX) than the other two solutions, but requires more maintenance expenses (OPEX).

     | Fiber-to-the-curb (FTTC) extends fiber to within approximately 500 feet of the premises with the remaining link being copper. This network architecture, a compromise solution between FTTN and FTTH, still requires significant electronics in the field and maintenance costs to deliver around 40 Mb/s.

     | Fiber-to-the-home or premises (FTTH/FTTP) represents the most future-proof solution, since it can deliver 100 Mb/s to a home or business. It can easily handle several HDTV channels, video-on-demand, peer-to-peer file sharing, audio and video downloading. FTTH/FTTP requires significant initial capital expenditures, but less long-term support costs.

EXFO has positioned itself as the leading provider of FTTx test solutions -- whatever the preferred architecture. Twenty years of closely working with lead customers around the world has enabled us to develop a line of FTTx products that is unmatched in terms of breadth, scope and effectiveness. As a result, we have become the preferred FTTx test vendor for leading carriers in the US and Europe.


FTTx deployment architectures
                      [GRAPHIC OMITTED][GRAPHIC OMITTED]
                      [GRAPHIC OMITTED][GRAPHIC OMITTED]

2005 Annual Report o EXFO ::  6

CONVERGED, IP-BASED TEST SOLUTIONS

There's no turning back. Telecom carriers are migrating their traditional, circuit-switched voice networks to packet-based, IP architectures in order to better deliver cost-effective triple-play services and reduce operating expenses. British Telecom Group, for example, has announced its 21st Century Network with enormous potential for cost savings. Carriers worldwide are now deploying packet-aware, add/drop multiplexers and multi-service provisioning platforms (MSPPs) to provide efficient means of transporting packet-based signals like Ethernet over next-generation SONET/SDH architectures.

                               [GRAPHIC OMITTED]
        [PHOTOGRAPH -- FTB-8100 | Next-Generation SONET/SDH Analyzer]

Always attuned to technological change, EXPO introduced new protocol analyzers that test the latest standards forming the basis of Ethernet and next-generation SONET/SDH networks: generic framing procedure (GPP), virtual concatenation (VCAT), link capacity adjustment scheme (LCAS) and Ethernet-over-SOKlET (EoS). These technologies essentially optimize the transport of packet-based services over existing SONET/SDH links. EXFO also launched a 10 Gigabit Ethernet test solution to help carries ensure quality of service (QoS) and formed an alliance with ADC to offer carriers a unique remote Ethernet test solution for their first-mile applications. By combining ADC's low-cost Ethernet network interface units (ENIUs) at customer premises with EXFO's Remote Ethernet test capabilities, carriers can significantly reduce truck rolls for customer complaints while monitoring networks to assure QoS.

GROWTH STRATEGY LEADERSHIP AWARD

Market share and EXFO go hand in hand. For the second consecutive year, Frost & Sullivan, the leading authority on the fiber-optic test industry, named EXFO recipient of the Growth Strategy Leadership Award for the largest market-share gains. We moved from fifth to second place overall in the global fiber-optic test market in 2004, attaining 10.3% of the world market share. Based on the Frost & Sullivan report, we were the only vendor among the top six to gain market share in 2004; we finished first overall in seven portable product categories; and we improved our leadership position in the fiber-optic installation and maintenance test market segment from 17.4% to 22.2% during the same period. "EXPO not only registered significant market-share growth in multiple market segments of the optical test equipment industry in 2004, but it has consistently done SO for the past several years," Frost & Sullivan said.

UNIQUE MODULAR PLATFORM STRATEGY

It is well known EXPO was first to market with the introduction of PC-based, Windows-driven modular test platforms that can accommodate several plug-and-play modules, depending on the testing requirements. The inherent value proposition lies in increased flexibility, reduced training and long-term investment protection for the customer. On the other hand, it allows EXPO to quickly develop best-in-class technologies for one market segment and leverage the same R&D investment onto other markets through a common platform strategy. This unique modular platform strategy has been strengthened over the last 10 years through the release of next-generation platforms, continued introduction of new test modules, and the development of fully automated test sequences for ease of use in the field and optimal efficiency on the manufacturing floor.



                      [GRAPHIC OMITTED]
[PHOTOGRAPHS -- FTB-400   | Universal Test System
                FTB-8510G | 10 Gigabit Ethernet Packet Blazer(TM)
                FTB-8520  | SAN Packet Blazer(TM)
                IQS-2700  | ECL Tunable Laser Source
                IQS-8510  | Ethernet Packet Blazer(TM)
                IQS-8510G | 10 Gigabit Ethernet Packet Blazer(TM)
                IQS-500   | Intelligent Test System]


                                                 2005 Annual Report o EXFO :: 7

LIFE SCIENCES &
INDUSTRIAL DIVISION

DIFFERENT NAME, SAME COMMITMENT

The alert-minded will have noticed the subtle name tweaking from "Photonics and Life Sciences" to "Life Sciences and Industrial" division to better reflect our end-market focus. Despite the change in nomenclature, the driving force behind this division remains the same: leveraging core technologies into life sciences and high-tech industrial markets in order to maximize revenue streams.

FLUORESCENCE MICROSCOPY

To meet demand for instrumentation critical to life science research, we leveraged our ultraviolet/visible spot-curing expertise used in optical component manufacturing to develop a high-powered light source -- the X-Cite 120 Fluorescence Illumination System -- that provides unmatched performance for laboratory microscopes. Its proprietary Intelli-LampTM technology, generating more than 1,500 hours of lamp life, was adapted for fluorescence microscopy applications as it delivers rich spectral excitation with a more uniform field of view than conventional lighting systems. Most of the leading microscope manufacturers around the world have embraced this innovative solution, reselling it to their new and installed base of customers through their own sales networks.

NANOTECHNOLOGY

Nanometer-scale precision is becoming increasingly important in life science research, but we're hardly new to this market phenomenon. Our patented Inchworm(R) motors, which were initially designed for optical component manufacturing applications, are among the industry's best with a positioning resolution of 0.1 nm -- smaller than the size of an atom. Our Inchworm motors are now being used in highly advanced research and manufacturing projects such as NASA's next-generation space telescope. In addition, we offer a unique array of piezoelectric-based positioning systems, combining stability with extremely smooth and predictable instrument motion, for a variety of lab applications including patch-clamp experimentation, electrophysiology and micromanipulation. We have also developed a PiezoDrill(R), which is used for more esoteric procedures such as intracytoplasmic sperm injection and nuclear transfer.

LIGHT-BASED CURING

Over the years, we have become the authority in light-based, adhesive spot-curing as well as process control for the assembly of components for medical devices, optoelectronics and microelectronics. Our ultraviolet/visible spot-curing products deliver precise doses of the appropriate spectral light onto photosensitive adhesives to significantly reduce bonding time and increase repeatability. In fiscal 2005, our migration to a single platform culminated with the release of the OmniCureTM Series 2000, a high-end automated system that can easily be controlled externally from a personal computer.

                      [GRAPHIC OMITTED]
[PHOTOGRAPHS -- X-Cite(TM) 120 | Fluorescence Illumination System
                LSS-8000 | Inchworm(R) Microdrive System
                PiezoDrill(R) | Inertial Impact Drill
                OmniCure(TM) Series 2000 | Ultravioliet/Visible Spot-Curing System]

2005 Annual Report o EXFO :: 8

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of the consolidated financial condition and results of operations of EXFO Electro-Optical Engineering Inc. for the fiscal years ended August 31, 2003, 2004 and 2005, should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. Our consolidated financial statements are reported in US dollars and have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. Significant differences in measurement and disclosure from generally accepted accounting principles in the United States, or U.S. GAAP, are set out in note 21 to our consolidated financial statements.

The following discussion and analysis of financial condition and results of operations is dated November 3, 2005.


INDUSTRY  OVERVIEW
Leading telecom operators (telcos), mostly in the United States, accelerated fiber deployments deeper in their access networks during the last year because they are involved in a triple-play war (even quadruple-play with wireless telephony) against cable TV operators (cablecos) to offer consumers bundled voice, data and video services. This broadband war between telcos and cablecos contributed to an increase in wireline capital expenditures in 2005, especially in the United States.

Leading US telcos, along with a number of Tier-II and Tier-III players, opted for an assortment of deployment strategies, including fiber-tothe-node (FTTN), fiber-to-the-curb (FTTC), fiber-to-the-home (FTTH) or its equivalent fiber-to-the premises (FTTP), depending on the bets they placed in terms of how much bandwidth will be required to meet the challenge from the cablecos. These deployments, which fall under the generic FTTx name, are not as prevalent in Europe and Asia. However, test trials are underway in these regions as a means to increase revenues by delivering video services to undercut competition. Note that Japan and Korea already have FTTx deployment programs, aimed at delivering 100 Mb/s to every home, well underway.

As the demand for broadband services increases worldwide, voice, data and video are becoming mere applications on converged, IP-based networks. Telcos around the world are migrating from public switched telephone networks (PSTN) to packet-based, IP networks in order to achieve substantial reductions in operating expenses and increased profitability. British Telecom Group, for example, announced it will spend (pound)10 billion over five years on its 21st Century Network to reduce operating expenses by up to (pound)1.0 billion per year through a single network carrying voice, data and video signals.

Legacy SONET/SDH networks were designed in the late 1970s to carry voice traffic. Their efficiency however can often times drop to as low as 30% when combining voice, data and video services. Next-generation networks, such as those announced by British Telecom, represent a major technological improvement, since they can deliver triple-play services at near 100% efficiency, regardless of the payload content, while significantly reducing the cost of operating and maintaining networks.

These key market trends affected multiple segments of the global telecommunications supply chain in 2005. System manufacturers benefited from orders by both telcos and cablecos for next-generation, converged IP networks as well as from major investments by telcos in access networks. Component vendors saw incremental demand for optical components that support FTTx and IP-based systems. Some test and measurement equipment vendors attracted the attention of telcos, cablecos, system manufacturers and component vendors, especially ones offering test solutions for IP optical networking and/or FTTx applications.

COMPANY OVERVIEW

EXFO is a recognized expert in the global telecommunications industry through the design and manufacture of advanced and innovative test and measurement solutions. The Telecom Division, which represents our main business activity, offers a complete range of dedicated and integrated test solutions to network service providers (NSPs), cable operators, system vendors and component manufacturers in approximately 70 countries. One of our strongest competitive advantages is our modular test platform design -- based on a PC/Windows-centric architecture -- which offers a series of test modules that maximize technology reuse across multiple market segments at minimal cost. The Life Sciences and Industrial Division, formerly called Photonics and Life Sciences Division, mainly leverages core telecom technologies to offer value-added solutions for life sciences applications and high-precision assembly processes, such as those required for microelectronics and optoelectronics.

This year marked EXFO's 20th anniversary, as the company was founded in 1985 in Quebec City, Canada. Our original products were focused on the needs of installers and operators of fiber-optic networks. Customers use these field-portable testing products for the installation, maintenance, monitoring and troubleshooting of optical networks. In 1996, we supplemented our product portfolio with an extensive line of high-end products that are mainly dedicated to research and development as well as manufacturing activities of optical component manufacturers and system vendors.

In the last four years, we have enhanced our competitive position through the acquisition of two protocol test businesses in order to expand our product offering and address our customers' requirements more completely. In November 2001, we acquired Avantas Networks Corporation (renamed EXFO Protocol Inc.), a supplier of protocol-testing and optical-network performance-management equipment for NSPs. This transaction was highly strategic because it enabled us to combine optical and protocol test modules inside a single field-portable test platform to help our customers increase revenues and reduce operating costs. In October 2002, our wholly-owned subsidiary, EXFO Gnubi, purchased substantially all the assets of gnubi communications, L.P., a supplier of multi-channel telecom and datacom testing solutions for the system manufacturer market. These strategic acquisitions, which were consolidated in Montreal in fiscal 2004, enabled us to more than double our addressable market, as we expanded from optical testing to protocol testing applications, and to offer a more complete line of test solutions to our customers.

                                                 2005 Annual Report o EXFO :: 9

Previously, we had completed two acquisitions to bolster growth in the optical component manufacturing market. We acquired Burleigh Instruments, Inc. (renamed EXFO Burleigh Products Group Inc.) in December 2000 for its wavelength measurement instruments and nanopositioning alignment systems. We also added EFOS Inc. (renamed EXFO Photonic Solutions Inc.) in March 2001 for its precision light-based, adhesive spot-curing technology. We have since exited the optical component manufacturing automation business.

In fiscal  2005,  we launched  15 new  products,  including a  next-generation
SONET/SDH analyzer for characterizing converged, IP-based networks; a 10 Gigabit Ethernet (GigE) test solution to assess quality of service in core and metro networks; a new software suite for remote Ethernet testing and commissioning applications; an all-band component analyzer for FTTx and coarse wavelength-division multiplexing (CWDM) applications in the manufacturing/research and development market; a series of three handheld test instruments for the installation and maintenance market; and an optical spectrum analyzer (OSA) for CWDM applications in metro and access networks. In addition, we formed an alliance with ADC Telecom to provide a unique remote Ethernet test solution for first-mile applications.

In 2005, we also consolidated our leadership position in the FTTx test market by recognizing significant revenue from two leading U.S. carriers deploying fiber in their access networks. Our top customer accounted for 23.3% of sales in 2005. Subsequent to the year-end, we were selected as sole-source supplier for all fiber deployment test applications by Deutsche Telekom AG -- including FTTx.

We recorded a foreign exchange loss of $1.3 million in fiscal 2005 due to the significant increase in the value of the Canadian dollar versus the US dollar during that year. In addition to this foreign exchange loss, our P&L (profits and losses) line items in 2005 were also negatively affected by the appreciation of the Canadian dollar, since a significant portion of our expenses are incurred in Canadian dollars while we report our results in US dollars.

In the third quarter of fiscal 2005, EXFO was named recipient of the 2005 Growth Strategy Leadership Award by Frost & Sullivan, a leading market research firm in the telecommunications test sector. The award is presented annually to the company whose visionary growth strategy generates the largest market-share gains in the global fiber-optic test equipment market in the previous year. Based on a report by Frost & Sullivan, we increased our market share from 8.4% in fiscal 2003 to 10.3% in 2004. This marked the second consecutive year that we earned this industry award.

Finally,  during  fiscal 2005,  we  completed  the  consolidation  of our Life
Sciences and Industrial Division in Toronto and we recorded $482,000 in restructuring expenses. Altogether, we incurred $2.5 million in restructuring and other charges since the fourth quarter of 2004 in conjunction with this consolidation process.

SALES

We sell our products to a diversified customer base in approximately 70 countries through our direct sales force and, indirectly, through distribution channels. Most of our sales are denominated in US dollars and Euros.

Historically, it has been very unusual to have any customer account for more than 10% of our sales. However, in both fiscal 2004 and 2005, we had one customer that accounted for 13.8% and 23.3% of our sales, respectively. In fiscal 2005, our top three customers accounted for 28.4%, compared to 20.8% in 2004. We believe the sales concentration in fiscal 2005 is largely due to our leadership position in the FTTx test market, as a large portion of our sales to our top customer was for a series of products related to FTTx deployment. We expect this sales concentration to decrease in fiscal 2006, as we continue efforts to diversify our customer base.

Despite the fact that we had one customer that accounted for a substantial part of our sales in fiscal 2005, we believe that we have a vast array of products and a diversified customer base, both in terms of industry sector and geographical area, which provides us with reasonable protection against concentration of sales and credit risk.

COST OF SALES

Cost of sales includes raw materials, salaries and related expenses for direct and indirect manufacturing personnel (net of government grants) as well as overhead costs. Excess, obsolete and scrapped materials are also included in cost of sales. However, cost of sales is exclusive of amortization, which is shown separately in the statements of earnings.

OPERATING EXPENSES

We classify our operating expenses into three main categories: selling and administrative expenses, research and development expenses and amortization expenses.

Selling and administrative expenses consist primarily of salaries and related expenses for personnel (net of government grants), sales commissions, travel expenses, marketing programs, professional services, information systems, human resources and other corporate expenses.

Gross research and development expenses consist primarily of salaries and related expenses for engineers and other technical personnel, material component costs as well as fees paid to third-party consultants. We are eligible to receive research and development tax credits and government grants on research and development activities carried out in Canada. All related research and development tax credits and government grants are recorded as a reduction of gross research and development expenses. Tax credit write-offs are also included in net research and development expenses.

Operating charges related to our restructuring plans have been recorded as a separate component of operating expenses. These charges consist primarily of severance expenses, costs to exit leased facilities as well as write-offs of long-lived assets.

2005 Annual Report o EXFO :: 10

OUR STRATEGY

STRATEGIC OBJECTIVES FOR FISCAL 2005
In our fiscal 2004 Annual Report, we had established three strategic objectives for fiscal 2005. We planned to increase sales through market-share gains, maximize profitability and focus on innovation. The following section reviews our strategic objectives for fiscal 2005 and the results achieved for each of these objectives.

INCREASE  SALES  THROUGH  MARKET-SHARE  GAINS
In fiscal 2005, we focused on continued market-share gains to achieve growth. We posted our second-best sales performance in history, growing sales 30.3% to $97.2 million in fiscal 2005, compared to a stated goal of 20%. Considering that the telecommunications market slightly improved in fiscal 2005, this is a clear indication that we gained market share overall. For fiscal 2005, our Telecom Division and our Life Sciences and Industrial Division reported sales increases of 36.1% and 8.6%, respectively.

MAXIMIZE  PROFITABILITY
Returning to profitability remains a top priority at EXFO. In fiscal 2005, we substantially reduced our loss from operations from $10.6 million in fiscal 2004 to $199,000 in 2005. The loss from operations incurred in fiscal 2005 includes restructuring and other charges of $292,000, recorded in conjunction with the consolidation of the operations of our Life Sciences and Industrial Division and stock-based compensation costs of $963,000.

FOCUS ON INNOVATION
In fiscal 2005, innovation was a key driver at EXFO. We maintained a significant level of research and development investments and introduced 15 new products to the marketplace. We invested $15.9 million in gross research and development expenses, an amount similar to 2004. In fiscal 2005, 42.4% of our sales originated from products that have been on the market for two years or less, which is slightly below our stated goal of 45% for fiscal 2005. While we slightly missed our target, this represents a significant improvement over the prior year (31.7%), thanks to the 20 new products brought to the marketplace in fiscal 2004 -- several of which were released in the second half of the fiscal year -- and the 15 new ones launched in fiscal 2005.

STRATEGIC OBJECTIVES FOR FISCAL 2006
For fiscal 2006, we believe general market conditions will moderately improve as carriers around the world intensify triple-play investments in an effort to bolster revenues and/or provide a defensive/offensive measure in the telcos vs. cablecos battle to deliver video, data and voice services to residential and business customers. This ongoing trend will prompt increased capital expenditures (CAPEX) mainly in the access network market, likely over several years to come. On a more global basis, the migration of these services onto a single, IP-based network to reduce operating expenditures will instigate increased CAPEX in the network core. On the strength of our market-driven research and development program, we are well-positioned for these latest industry trends.

As one might expect, our strategic directions, and therefore our key performance indicators, will not be radically different from those of 2005. Since we are highly focused on creating value for our shareholders, providing the highest degree of profitable growth is at the heart of our actions. We intend to maintain our long-term focus on profitable growth by increasing sales through further market-share gains; maximize profitability through proper execution and efficiency of our cost-reduction programs; and focus on innovation to positively position the organization for the long-term growth opportunities that exist in our space.

INCREASE SALES THROUGH MARKET-SHARE GAINS
In fiscal 2006, we will continue focusing on market-share gains and growing faster than our end markets. In fiscal 2005, our 30.3% sales growth in a slightly increasing market clearly indicated that we gained market share. As mentioned earlier, EXFO was named recipient of the 2005 Growth Strategy Leadership Award by Frost & Sullivan. The award is presented annually to the company whose visionary growth strategy generates the largest market-share gains in the global fiber-optic test equipment market in the previous year. Based on Frost & Sullivan, we increased our market share from 8.4% in fiscal 2003 to 10.3% in 2004. For fiscal 2006, we intend once again to grow sales faster than the market by leveraging our sustained research and development investments in areas such as next-generation Internet protocol (IP) and FTTx testing, by intensifying our sales and marketing efforts, both domestic and international, as well as by strengthening and expanding our business relationships with major accounts.

MAXIMIZE PROFITABILITY
Profitability remains a top priority and we expect that sales growth combined with a strong focus on operations will increase our earnings from operations in fiscal 2006, assuming no acquisitions.

FOCUS ON INNOVATION
In fiscal 2006, innovation will continue to be a major growth vehicle for us, as it significantly drives not only revenue and profitability, but also allows us to better position ourselves in the long term. We remain convinced that our commitment to innovation will pay off in the long term and support our growth and profitability targets as demonstrated during the last fiscal year. We have maintained a significant level of research and development investments since the telecom peak in 2001 and brought 15 new products to the marketplace in fiscal 2005. Now that our net research and development investments as a percentage of sales are in line with our long-term model, we intend, for fiscal 2006 and beyond, to increase our investment in research and development activities in proportion to our sales growth. Our numerous but focused research and development initiatives should enable our new products to continue gaining traction with customers and lead to further growth, market-share gains and increased profitability in the coming years.

KEY PERFORMANCE INDICATORS
As measures to assess the realization of our strategic plan and its objectives, we have set out three consolidated key performance indicators for fiscal 2006.

                                               2005 Annual Report o EXFO :: 11

They are summarized as follows:

STRATEGIC OBJECTIVES FOR FISCAL 2006         KEY PERFORMANCE INDICATORS FOR FISCAL 2006
------------------------------------         ------------------------------------------
Increase sales through market-share gains    15% sales growth year-over-year

Maximize profitability                       5% in earnings from operations

Focus on innovation                          40% of sales from new products
                                             (on the market two years or less)

CAPABILITY TO DELIVER RESULTS

At EXFO, we believe that we have the capabilities to deliver expected results thanks to outstanding products, an excellent reputation in the marketplace, a sound financial position, as well as an experienced workforce and management team.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of financial conditions and results of operations is based on our consolidated financial statements included elsewhere in this Annual Report. As previously mentioned, they have been prepared in accordance with Canadian GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. On an ongoing basis, we evaluate these estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts, allowance for excess and obsolete inventories, research and development tax credits and government grants, impairment of long-lived assets and goodwill, valuation allowance of future income tax assets, warranty obligations, restructuring charges, contingencies and other obligations as well as stock-based compensation costs. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The following summarizes our critical accounting policies as well as other policies that require the most significant judgment and estimates in the preparation of our consolidated financial statements.

REVENUE RECOGNITION. For products in which software is incidental, we recognize revenue when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable and collection of the resulting receivable is reasonably assured. In addition, provisions are made for estimated returns, warranties and support obligations.

For products in which software is not incidental, revenues are separated into two categories: product and post-contract customer support (PCS) revenues, based upon vendor-specific objective evidence of fair value. Product revenues for these sales are recognized as described above. PCS revenues are deferred and recognized ratably over the years of the support arrangement.

PCS revenues are recognized at the time the product is delivered when provided within one year of delivery; the costs of providing this support are insignificant (and accrued at the time of delivery) and no software upgrades are provided.

For all sales, we use a binding purchase order as evidence that a sales arrangement exists.

Delivery generally occurs when the product is handed over to a transporter for shipment.

At the time of the transaction, we assess whether the price associated with our revenue transaction is fixed and determinable, and whether or not collection is reasonably assured. We assess whether the price is fixed and determinable based on the payment terms associated with the transaction. We assess collection based on a number of factors, including past transaction history and the creditworthiness of the customer. Generally, collateral or other security is not requested from customers.

Most sales arrangements do not generally include acceptance clauses. However, if a sales arrangement does include an acceptance provision, acceptance occurs upon the earliest of the receipt of a written customer acceptance or the expiration of the acceptance period. For these sales arrangements, the sale is recognized when acceptance occurs.

Revenue for extended warranties is recognized on a straight-line basis over the warranty period.

ALLOWANCE FOR DOUBTFUL ACCOUNTS. We estimate collectibility of accounts receivable on an ongoing basis by reviewing balances outstanding over a certain period of time. We determine our allowance for doubtful accounts receivable based on our historical accounts receivable collection experience and on the information that we have about the status of our accounts receivable balances. If the financial conditions of our customers deteriorate, resulting in an impairment of their ability to make required payments, additional allowance may be required, which could adversely affect our future results.

ALLOWANCE FOR EXCESS AND OBSOLETE INVENTORIES. We state our inventories at the lower of cost, determined on an average cost basis and replacement cost or net realizable value, and provide reserves for excess and obsolete inventories. We determine our reserves for excess and obsolete inventories based on the quantities we have on hand versus expected needs for these inventories, so as to support future sales of our products. It is possible that additional inventory reserves may occur if future sales are less than our forecasts or if there is a significant shift in product mix compared to our forecasts, which could adversely affect our future results.

2005 Annual Report o EXFO :: 12

RESEARCH AND DEVELOPMENT TAX CREDITS AND GOVERNMENT GRANTS. We record research and development tax credits and government grants based on our interpretation of tax laws and grant programs, especially regarding related eligible projects and expenses, and when there is reasonable assurance that we have complied and will continue to comply with all conditions and laws. Also, our judgment and estimates are based on historical experience. It is possible, however, that the tax authorities or the sponsors of the grant programs have a different interpretation of laws and application of conditions related to the programs or that we do not comply with all conditions related to grants in the future, which could adversely affect our future results. Furthermore, a significant part of our tax credits are refundable against income taxes payable, causing their ultimate realization to be dependent upon the generation of taxable income. If we obtain information that causes our forecast of future taxable income to change or if actual taxable income differs from our forecast, we may have to revise the carrying value of these tax credits, which would affect our results in the period in which the change was made. We review the recoverability of such tax credits on a quarterly basis.

IMPAIRMENT OF LONG-LIVED ASSETS AND GOODWILL. We assess impairment of goodwill on an annual basis, or more frequently, if events or circumstances indicate that it might be impaired. Recoverability of goodwill is determined at the reporting unit level using a two-step approach. First, the carrying value of a reporting unit is compared to its fair value, which is determined based on a combination of discounted future cash flows and a market approach. If the carrying value of a reporting unit exceeds its fair value, the second step is performed. In this step, the amount of impairment loss, if any, represents the excess of the carrying value of goodwill over its fair value and the loss is charged to earnings in the period in which it is incurred. For the purposes of this impairment test, the fair value of goodwill is estimated in the same way as goodwill is determined in business combinations; that is, the excess of the fair value of a reporting unit over the estimated fair value of its net identifiable assets.

We assess impairment of long-lived assets when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of an asset, or a group of assets, is greater than the pre-tax undiscounted future cash flows expected to be provided by the asset or the group of assets. The amount of impairment loss, if any, is the excess of the carrying value over the fair value. We assess fair value of long-lived assets based on discounted future cash flows.

FUTURE INCOME TAXES. We account for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities, using enacted income tax rates for the years in which the differences are expected to reverse. In assessing the recoverability of our future income tax assets, we consider whether it is more likely than not that some or all of the future income tax assets will not be realized. The ultimate realization of our future income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences will become deductible. As at August 31, 2005, we had established a full valuation allowance against our future income tax assets.

The valuation allowance will be reversed once management will have concluded that realization of future income tax assets is more likely than not.

STOCK-BASED COMPENSATION COSTS. Since September 1, 2003, we account for all forms of employee stock-based compensation using the fair value-based method. This method requires that we make estimates about the risk-free interest rate, the expected volatility of our shares and the expected life of the awards.

On September 1, 2004, we prospectively adopted the following new Canadian Institute of Chartered Accountants (CICA) handbook sections:

    o    Section 1100, "Generally Accepted Accounting Principles"
    o    Section 1400, "General Standards of Financial Statement Presentation"

Furthermore, in January 2005, the CICA issued four new accounting standards in relation to financial instruments: Section 3855, "Financial Instruments --
Recognition and measurement"; Section 3865, "Hedges"; Section 1530, "Comprehensive Income"; and Section 3251, "Equity". These new standards apply to fiscal years beginning on or after October 1, 2006, and we will adopt them on September 1, 2007.

Please refer to note 2 to our consolidated financial statements included elsewhere in this Annual Report for further information about these new standards and their impact on our financial statements.

                                               2005 Annual Report o EXFO :: 13

RESULTS OF OPERATIONS

     The following table sets forth certain Canadian GAAP consolidated financial statements data in thousands of US dollars, except per share data, and as a percentage of sales for the years indicated:

CONSOLIDATED STATEMENTS OF EARNINGS DATA:                  2005        2004      2003        2005        2004       2003
--------------------------------------------------------------------------------------------------------------------------
Sales                                                  $ 97,216    $ 74,630  $ 61,930       100.0 %     100.0 %    100.0 %
Cost of sales (1)                                        44,059      34,556    36,197        45.3        46.3       58.4
--------------------------------------------------------------------------------------------------------------------------
Gross margin                                             53,157      40,074    25,733        54.7        53.7       41.6
--------------------------------------------------------------------------------------------------------------------------
Operating expenses
     Selling and administrative                          31,782      25,890    26,991        32.7        34.7       43.6
     Net research and development                        12,190      12,390    15,879        12.5        16.6       25.6
     Amortization of property, plant and equipment        4,256       4,935     5,210         4.4         6.6        8.4
     Amortization of intangible assets                    4,836       5,080     5,676         5.0         6.8        9.2
     Impairment of long-lived assets and goodwill            --         620     7,427          --         0.8       12.0
     Restructuring and other charges                        292       1,729     4,134         0.3         2.3        6.7
--------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                 53,356      50,644    65,317        54.9        67.8      105.5
--------------------------------------------------------------------------------------------------------------------------
Loss from operations                                       (199)    (10,570)  (39,584)       (0.2)      (14.1)     (63.9)
Interest and other income                                 2,524       1,438     1,245         2.6         1.9        2.0
Foreign exchange loss                                    (1,336)       (278)   (1,552)       (1.4)       (0.4)      (2.5)
--------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes                         989      (9,410)  (39,891)        1.0       (12.6)     (64.4)
Income taxes                                              2,623        (986)   15,059         2.7        (1.3)      24.3
--------------------------------------------------------------------------------------------------------------------------
Net loss for the year                                  $ (1,634)   $ (8,424) $(54,950)       (1.7)%     (11.3)%    (88.7)%
--------------------------------------------------------------------------------------------------------------------------
Basic and diluted net loss per share                   $  (0.02)   $  (0.13) $  (0.87)

Segment information
Sales:
     Telecom Division                                  $ 80,120    $ 58,882  $ 48,753        82.4 %      78.9 %     78.7 %
     Life Sciences and Industrial Division               17,096      15,748  $ 13,177        17.6 %      21.1 %     21.3 %
--------------------------------------------------------------------------------------------------------------------------
                                                       $ 97,216      74,630    61,930       100.0 %     100.0 %    100.0 %
--------------------------------------------------------------------------------------------------------------------------
Operating earnings (loss): (2)
      Telecom Division                                 $    763    $ (5,557) $     --         0.8 %      (7.4)%       -- %
      Life Sciences and Industrial Division                (962)     (5,013)       --        (1.0)       (6.7)        --
--------------------------------------------------------------------------------------------------------------------------
                                                       $   (199)   $(10,570) $     --        (0.2)%     (14.1)%       -- %
--------------------------------------------------------------------------------------------------------------------------
Research and development data:
      Gross research and development                   $ 15,878    $ 15,668  $ 17,133        16.3 %      21.0 %     27.7 %
      Net research and development                     $ 12,190    $ 12,390  $ 15,879        12.5 %      16.6 %     25.6 %
--------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS DATA:
Total assets                                           $190,957    $172,791  $146,254
--------------------------------------------------------------------------------------------------------------------------
(1) The cost of sales is exclusive of amortization, shown separately. Including inventory write-offs of $4,121,000 and an unusual gain of $473,000 for the year ended August 31, 2003.

(2) Comparative  information  for fiscal 2003 for the loss from  operations  is not available  and is  impracticable  to determine.

2005 Annual Report o EXFO :: 14

SALES

FISCAL 2005 VS. 2004

In fiscal 2005, our global sales increased 30.3% to $97.2 million from $74.6 million in 2004, with an 82%-18% split in favor of our Telecom Division.

[GRAPHIC OMITTED][BAR CHART]   05    04    03    02     01
($millions)                  97.2  74.5  61.9  68.3  146.0


TELECOM DIVISION

In fiscal 2005, sales of our Telecom Division increased 36.1% to $80.1 million from $58.9 million in 2004. Since the second half of fiscal 2004, we have benefited from an increased demand for our test solutions following the deployment of fiber deeper into access networks (FTTx). In fiscal 2005, we consolidated our leadership position in the FTTx test market by recognizing significant revenue from two leading U.S. carriers deploying fiber in their access networks. Our largest customer, who purchased several orders of FTTx test equipment, accounted for 28.2% of telecom sales in fiscal 2005 (17.5% in 2004). In addition, the positive spending environment helped us increase our sales in 2005.

Although sales of our protocol test products increased sequentially each quarter in fiscal 2005 and reached more than 10% of Telecom revenues in the fourth quarter of 2005, they still fell below 10% for the whole fiscal year. Our penetration of the protocol test market has been modest since, in 2003, we refocused our efforts onto next-generation solutions, which are at the basis of the whole trend toward IP convergence. We expect that protocol sales will equal optical sales on a medium- to long-term basis given that the protocol test market is more than double the size of the optical test market, our rich product pipeline in protocol testing, and increasing customer traction. We remain confident that the solid product portfolio we are building for this crucial end-market will lead to long-term growth for EXFO.

LIFE SCIENCES AND INDUSTRIAL DIVISION

In fiscal 2005, sales of our Life Sciences and Industrial Division increased 8.6% to $17.1 million from $15.7 million in 2004. The increase in sales in fiscal 2005, compared to 2004, is mainly due to market-share gains in the fluorescence illumination market as well as increased sales activities in the curing market.

Overall, for the two divisions, net accepted orders increased 35.6% to $101.7 million in fiscal 2005 from $75.0 million in 2004. Our net book-to-bill ratio rose to 1.05 in fiscal 2005, from 1.00 in 2004. The increased demand for our test solutions for FTTx applications, market-share gains in the telecommunications and life sciences markets, as well as the slight improvement in the telecommunications market environment helped us increase our bookings year-over-year.

For the upcoming quarters, we expect the sales split between the two divisions to remain in the same range as for fiscal 2005.


FISCAL 2004 VS. 2003

In fiscal 2004, our global sales increased 20.5% to $74.6 million from $61.9 million in 2003, with a 79%-21% split in favor of our Telecom Division.

TELECOM DIVISION

In fiscal 2004, sales of our Telecom Division increased 20.8% to $58.9 million from $48.8 million in 2003. In 2004, despite a relatively stable carrier spending environment compared to the previous year, we continued to gain market share, which helped us increase our sales year-over-year. We believe these market-share gains are mainly attributable to our optical field-testing products, which represent our traditional core business, since sales of our protocol-layer test solutions represented just over 10% of our Telecom sales in fiscal 2004. In addition, we benefited from a slight recovery in the telecom system and optical manufacturing markets. Finally, revenues from FTTx test solutions were higher than expected, especially with a leading U.S. carrier, which contributed to our sales increase.

LIFE SCIENCES AND INDUSTRIAL DIVISION

In fiscal 2004, sales of our Life Sciences and Industrial Division increased 19.5% to $15.7 million from $13.2 million in 2003. The increase in sales is due to the greater demand for our high-precision assembly solutions.

GEOGRAPHIC DISTRIBUTION

During fiscal 2005, sales to the Americas, Europe-Middle East-Africa (EMEA) and Asia-Pacific (APAC) accounted for 68%, 20% and 12% of global sales, respectively. Our sales to the Americas, which increased 34% year-over-year, benefited from the recent deployments of fiber deeper in access networks (mainly in the United States). Our sales to EMEA increased more significantly (42%) year-overyear, mainly due to market-share gains in both divisions, following our efforts to develop this important end-market. Finally, our sales to APAC remained flat in dollars year-over-year. A significant portion of our sales to this region of the world are made through price-driven tenders that may vary in number and importance from quarter to quarter. Also, the competitive landscape in this market led to pricing pressure, which prevented us from increasing our sales year-over-year.

The geographic distribution of our sales remained unchanged as a percentage of sales in fiscal 2004, compared to 2003, since all geographic areas had the same growth level. Sales to Americas, EMEA and APAC accounted for 66%, 18% and 16% of global sales, respectively, for both fiscal years.

Through our two divisions, we sell our products to a broad range of customers, including network service providers, cable operators, optical system and component manufacturers, as well as customers in the life sciences and high-precison assembly sectors. In fiscal 2004 and 2005, one customer represented more than 10% of our sales with 13.8% of sales ($10.3 million) in fiscal 2004 and 23.3% of sales ($22.6 million) in 2005. During 2003, no customer accounted for more than 10% of our sales. In fiscal 2005, our top three customers accounted for 28.4% of sales, compared to 20.8% in 2004.

                                               2005 Annual Report o EXFO :: 15

GROSS MARGIN

Gross margin amounted to 54.7%, 53.7% and 41.6% of sales for fiscal 2005, 2004 and 2003, respectively.

[GRAPHIC OMITTED][BAR CHART]   05    04    03    02    01
($millions)                  54.7  53.7  41.6  23.4  61.5

FISCAL 2005 VS. 2004

The increase in our gross margin in fiscal 2005, compared to 2004, can be explained by the following factors. First, we were able to reduce our cost of goods sold by better leveraging our supplier base and by developing innovative new products with a cost-effective design. Also, the significant rise in sales (30.3% year-over-year) resulted in an increase in manufacturing activities, allowing us to better absorb our fixed manufacturing costs. Furthermore, streamlined operations following our consolidation actions in fiscal 2004 and 2005 and cost-reduction programs allowed us to further improve our gross margin. In addition, the shift in the geographic distribution of our sales resulted in more sales made to the Americas market, where gross margins tend to be higher because we sell direct to the customers. However, a stronger Canadian dollar, compared to the US dollar, prevented us, to some extent, from further improving our gross margin as some cost of sales elements are denominated in Canadian dollars. As well, the different customer mix and aggressive pricing pressure observed in fiscal 2005 also prevented us from further improving our gross margin.

Over the past months, we adjusted the design of some of our products and we experienced higher sales than expected. Consequently, we were able to reuse excess inventories that were written off during the telecom downturn for approximately $1.6 million in fiscal 2005, or 1.7% of sales, compared to approximately $600,000, or 0.8% of sales in 2004. Inventory write-offs recorded during the telecom downturn were based on management's best estimate at that time.

FISCAL 2004 VS. 2003

The increase in our gross margin in fiscal 2004, compared to 2003, can be explained by several factors. First, the rise in sales (20.5% year-over-year) helped increase our gross margin. Increased manufacturing activities allowed us to better absorb our fixed manufacturing costs. In addition, our cost-reduction measures, the consolidation of manufacturing sites and our enhanced efficiency further contributed to the increase in gross margin. However, a stronger Canadian dollar, compared to the US dollar year-overyear, prevented us, to some extent, from further improving our gross margin as some cost of sales elements are denominated in Canadian dollars. Finally, the gross margin recorded in fiscal 2003 included a charge of $4.1 million, or 6.7% of sales, for excess and obsolete inventories and an unusual gain of $473,000, or 0.7% of sales.

OUTLOOK FOR FISCAL 2006

Considering the expected sales growth in 2006, the effect of our recent consolidation actions, the cost-effective design of our products and our tight control on operating costs, we expect our gross margin to improve in fiscal 2006. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, increased obsolescence costs, shifts in product mix, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in our industry. Finally, a potential increase in the strength of the Canadian dollar would have a negative impact on our gross margin in 2006.


SELLING AND ADMINISTRATIVE

Selling and administrative expenses were $31.8 million, $25.9 million and $27.0 million for fiscal 2005, 2004 and 2003, respectively.

[GRAPHIC OMITTED][BAR CHART]   05    04    03    02    01
($millions)                  31.8  25.9  27.0  33.9  45.0


As a percentage of sales, selling and administrative expenses amounted to 32.7%, 34.7% and 43.6% for fiscal 2005, 2004 and 2003, respectively.

FISCAL 2005 VS. 2004

The increase in our selling and administrative expenses in dollars in fiscal 2005, compared to 2004, is mainly due to our decision to significantly increase our sales activities to better leverage the significant research and development investments of the prior years, which resulted in higher sales and marketing expenditures (including head-counts). In addition, our commission expenses increased year-over-year, especially due to the increase in sales to the Americas market. Furthermore, a stronger Canadian dollar, compared to the US dollar year-over-year, caused our selling and administrative expenses to increase, as more than half of these are incurred in Canadian dollars. Also, stock-based compensation costs were higher in fiscal 2005 ($626,000) than in 2004 ($265,000), further increasing our selling and administrative expenses year-over-year. Finally, costs to comply with Section 404 of the Sarbanes-Oxley Act of 2002 further increased our SG&A (selling and administrative) year-over-year. However, we were able to mitigate the increase in our selling and administrative expenses as well as reduce these expenses in percentage of sales year-over-year due to tight cost-control measures and the consolidation of our Life Sciences and industrial Division. In addition, our significant increase in revenues allowed us to reduce our selling and administrative expenses on a percentage basis.

FISCAL 2004 VS. 2003

In fiscal 2004, thanks to our restructuring actions and tight cost-control measures, we were able to reduce our selling and administrative expenses by 4% year-over-year, while our sales increased 20.5% in that same period. However, several factors prevented us from further reducing these expenses year-over-year. A higher sales volume in fiscal 2004, compared to 2003, caused our commission and marketing expenses to increase. In addition, since September 1, 2003, we account for stock-based compensation costs related to awards granted to our employees, which caused our selling and administrative expenses to increase year-over-year. Furthermore, in fiscal 2003, we recorded an unusual gain of $239,000 related to a grant recovery. Finally, a stronger Canadian dollar, compared to the US dollar year-over-year, further increased our selling and administrative expenses, as more than half of these are incurred in Canadian dollars.

OUTLOOK FOR FISCAL 2006

For fiscal 2006, we expect our selling and administrative expenses to increase in dollars and remain relatively stable as a percentage of sales. In particular, we expect our commission expenses to increase as sales volume increases. Also, considering our goal of becoming

2005 Annual Report o EXFO :: 16
the leading player in the telecom test and measurement space, we will intensify our sales and marketing efforts, both domestic and international, which will also cause our expenses to rise. Finally, a potential increase in the strength of the Canadian dollar would also cause our selling and administrative expenses to increase.

RESEARCH AND DEVELOPMENT

GROSS RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses totaled $15.9 million, $15.7 million and $17.1 million for fiscal 2005, 2004 and 2003, respectively. As a percentage of sales, gross research and development expenses amounted to 16.3%, 21.0% and 27.7% for fiscal 2005, 2004 and 2003, respectively, while net research and development expenses accounted for 12.5%, 16.6% and 25.6% for these respective periods.

[GRAPHIC OMITTED][BAR CHART]   05    04    03    02    01
($millions)                  15.9  15.7  17.1  17.0  17.6

FISCAL 2005 VS. 2004

We incurred most of our gross research and development expenses in Canadian dollars as we have consolidated most of our research and development activities in Canada. Consequently, the significant increase in the strength of the Canadian dollar, compared to the US dollar year-over-year, caused our gross research and development expenses to increase in fiscal 2005, compared to 2004. However, this increase was mostly offset by the decrease in our gross research and development expenses in our Life Sciences and Industrial Division following the consolidation of this Division in Toronto. The decrease in our gross research and development expenses, as a percentage of sales, in fiscal 2005 compared to 2004, is directly attributable to the significant increase in sales year-over-year while these expenses remained relatively flat.

FISCAL 2004 VS. 2003

The decrease in our gross research and development expenses in fiscal 2004, compared to 2003, both in dollars and as percentage of sales, can be explained by several factors. First, our restructuring actions, the consolidation of our protocol operations in Montreal, as well as tight cost-control measures, contributed to the reduction of our gross research and development expenses year-over-year. In addition, before the end of the year, we refocused the research and development activities of our Life Sciences and Industrial Division. Finally, mix and timing of our research and development projects, especially in our Telecom Division, caused our gross research and development expenses to decrease year-over-year. On the other hand, a stronger Canadian dollar, compared to the US dollar year-over-year, increased our gross research and development expenses, as most of these are incurred in Canadian dollars.

TAX CREDITS AND GRANTS

Tax credits and grants from the Canadian federal and provincial governments for research and development activities were $3.7 million, $3.3 million and $3.6 million for fiscal 2005, 2004 and 2003, respectively.

FISCAL 2005 VS. 2004

The increase in our tax credits and grants in fiscal 2005, compared to 2004, is mainly related to the increase in our eligible gross research and development expenses in Canada, since we were entitled to similar grant programs and tax credits year-over-year. Following the consolidation of our research and development activities in Canada, we incurred most of our research and development expenses in Canada, where we are entitled to research and development tax credits.

FISCAL 2004 VS. 2003

The decrease in our tax credits and grants in fiscal 2004, compared to 2003, is mainly related to the decrease in our eligible gross research and development expenses incurred in Canada, since we were entitled to similar tax credits year-over-year.

We still invested significantly in research and development activities in fiscal 2005 as we firmly believe that innovation and new product introductions are key in gaining market share in the current economic environment and ensuring the long-term growth and profitability of the company.

OUTLOOK FOR FISCAL 2006

For fiscal 2006, we expect to increase our gross research and development expenses in proportion to our revenues, as a reflection of our focus on innovation, our desire to gain market share and our goal to exceed customer needs and expectations. Also, a potential increase in the strength of the Canadian dollar would cause our net research and development expenses to increase, as most of these are incurred in Canadian dollars.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

For fiscal 2005, amortization of property, plant and equipment was $4.3 million, compared to $4.9 million in 2004 and $5.2 million in 2003. The decrease in amortization expenses in fiscal 2005, compared to 2004, despite the significant increase in the strength of the Canadian dollar compared to the US dollar, is mainly due to the fact that some of our property, plant and equipment became fully amortized during fiscal 2004.

OUTLOOK FOR FISCAL 2006

For fiscal 2006, despite a potential increase in the strength of the Canadian dollar, we expect the amortization of property, plant and equipment to decrease compared to 2005 considering that some of these assets became fully amortized in 2005 or will become fully amortized in 2006.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed over the past few years, we recorded intangible assets, primarily consisting of core technology. These intangible assets resulted in amortization expenses of $4.8 million, $5.1 million and $5.7 million for fiscal 2005, 2004 and 2003, respectively. The decrease in amortization expenses in fiscal 2005, compared to 2004, is mainly due to the fact that some of our core technologies became fully amortized during fiscal 2005.

The decrease in amortization expenses in fiscal 2004, compared to 2003, is the result of the $2.9 million impairment charge recorded in the third quarter of fiscal 2003.

OUTLOOK FOR FISCAL 2006

For fiscal 2006, we expect the amortization of intangible assets to approximate $3.3 million, assuming no acquisitions are made during this period.

                                               2005 Annual Report o EXFO :: 17

IMPAIRMENT OF LONG-LIVED ASSETS AND GOODWILL

FISCAL 2003

In May 2003, we performed our annual impairment test of goodwill for all our reporting units, except for newly acquired EXFO Gnubi. Also, considering market conditions in the telecommunications industry and the persisting unfavorable conditions affecting our subsidiaries' industries at that time, we reviewed the carrying value of intangible assets related to these reporting units, consisting primarily of acquired core technology.

As a result of this assessment, we concluded that the carrying value of goodwill related to EXFO Burleigh and the carrying value of intangible assets related to EXFO Burleigh and EXFO Photonic Solutions were impaired, and we recorded an impairment charge of $4.5 million to write down goodwill and a pre-tax impairment charge of $2.9 million to write down acquired core technology. Of the total impairment charge of $7.4 million, $6.9 million was related to EXFO Burleigh for goodwill and acquired core technology and $555,000 was related to EXFO Photonic Solutions for acquired core technology.

The write-down of goodwill and acquired core technology of EXFO Burleigh was required, considering that we exited the optical component manufacturing automation business, whose revenue potential represented a long-term prospect. The write-down of acquired core technology from EXFO Photonic Solutions was required because revenue potential related to this long-lived asset was less than expected in the short and medium term due to the state of the market at the time.

However, no impairment of goodwill and intangible assets was required for EXFO Protocol since we believed that revenue potential from the protocol-layer testing market would remain strong in the short and medium term.

For the purposes of estimating fair value, we used a combination of discounted future cash flows and a market approach (sales multiples). The discounted future cash flows were estimated using periods ranging between eight and ten years, discount rates ranging between 15% and 20%, and an annual growth rate ranging between nil and 35%. The sales multiples used in the market approach ranged between 0.7 and 2.3. The assumptions used reflected our best estimates.

FISCAL 2004 AND 2005

In fiscal 2004, we put one of our buildings located in Quebec City up for sale and received, at the beginning of fiscal 2005, a formal purchase offer for this building. Based on that offer, we concluded that the building was impaired and we recorded an impairment charge of $620,000 in fiscal 2004, representing the excess of the carrying value of the building over its expected selling price. However, during the first quarter of fiscal 2005, some conditions of the formal offer were not met and the offer was declined. During fiscal 2005, we withdrew the building from the market. As at August 31, 2004, the building was not shown as a long-lived asset held for sale in the balance sheet because it was still used and, consequently, it was not available for immediate sale. This building reports to the Telecom Division.

In May 2004 and 2005, we performed our annual impairment test for goodwill and concluded that it was not impaired. Goodwill will be reviewed for impairment in May 2006, or prior if events or circumstances indicate it might be impaired.

RESTRUCTURING AND OTHER CHARGES

FISCAL 2003

In fiscal 2003, we implemented a restructuring plan to align our cost structure with market conditions. Under that plan, we recorded charges of $4.1 million, including $2.8 million in severance expenses for the 172 employees who were terminated throughout the company, $512,000 for impaired long-lived assets and $855,000 for future payments on exited leased facilities located around the world. Our estimation of the fair value of such future payments took into account the estimated sublease rentals over the remaining terms of the exited leases.

FISCAL 2004 AND 2005

In fiscal 2004, the Board of Directors approved a restructuring plan to consolidate the operations of our Life Sciences and Industrial Division, transferring EXFO Burleigh's operations mainly to EXFO Photonic Solutions facilities in Toronto. The consolidation process, which started in August 2004, was completed during fiscal 2005.

Overall, for that process, we incurred $2.5 million in restructuring and other charges from which $2.0 million were recorded in fiscal 2004 and the remaining of $482,000 were recorded in fiscal 2005. The overall costs, which were recorded in the restructuring and other charges in the statements of earnings of the corresponding years, are detailed as follows: $855,000 for severance expenses for the layoff of all employees of EXFO Burleigh; $1.3 million mainly for the impairment of the EXFO Burleigh building; and the remaining $399,000 for other expenses such as training and recruiting expenses and transfer of assets.

The EXFO Burleigh building was put up for sale in fiscal 2004, but it is not yet sold because of the diffcult real estate market in Rochester, NY. The building is available for sale in its present condition and we expect to sell the property within the next twelve months. Consequently, in accordance with CICA handbook, section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", it was shown in the balance sheet as a long-lived asset held for sale. The fair value used to determine the impairment loss of the building represents our best estimate of its selling price based upon the municipal valuation. Since September 1, 2004, the building is no longer amortized.

Finally, in fiscal 2005, we recorded adjustments of $190,000 to the fiscal 2003 plan because actual charges, mainly for leased equipment, were lower than expected.

Our restructuring plans and cost-reduction measures represented our best efforts to respond to the difficult market conditions of the past years. Although we believe that such restructuring actions were appropriate and delivered the expected results, changes in market or industry conditions may lead us to incur additional restructuring actions and cost-reduction measures in the coming years.

2005 Annual Report o EXFO :: 18

INTEREST AND OTHER INCOME

Our interest income mainly resulted from our short-term investments, less interests and bank charges. Interest and other income amounted to $2.5 million, $1.4 million and $1.2 million for fiscal 2005, 2004 and 2003, respectively. The increase in interest income in fiscal 2005, compared to 2004, is due in part to the increase in our cash and short-term investments following our public off ering in February 2004, the cash flows from operating activities and the increase in interest rates year-over-year. Also, in fiscal 2005, we recovered research and development tax credits earned in previous years and we were granted $249,000 in interest by the tax authorities.

In fiscal 2004, we recorded one-time revenue of $265,000 for the sale of non-core technologies. Without this revenue, interest and other income would have been relatively flat compared to 2003.

Assuming no acquisitions are made in fiscal 2006, we expect our interest income to increase during that fiscal year should interest rates increase and because our cash and short-term investments should increase with cash flows from operating activities.

FOREIGN EXCHANGE LOSS

Foreign exchange loss amounted to $1.3 million, $278,000 and $1.6 million for fiscal 2005, 2004 and 2003, respectively.

Foreign exchange gains and losses are the result of the translation of operating activities denominated in currencies other than the Canadian dollar. The significant exchange loss recorded during fiscal 2005 is the result of the significant increase in the value of the Canadian dollar compared to the US dollar in fiscal 2005. For instance, the year-end exchange rate was Cdn$1.3167 = US$1.00 in fiscal 2004 compared to Cdn$1.1889 = US$1.00 in 2005, representing an increase of nearly 10% in the value of the Canadian dollar. The average exchange rate for fiscal 2005 was Cdn$1.2315 = US$1.00, compared to Cdn$1.3300 = US$1.00 in 2004.

During the same period last year, the Canadian dollar value remained relatively stable throughout the year, resulting in a slight exchange loss during that period. In addition, higher levels of activity in fiscal 2005, compared to 2004, further increased the foreign exchange loss in 2005.

It should be noted that additional foreign exchange rate fluctuations flow through the P&L line items as a significant portion of our operating elements are denominated in Canadian dollars and we report our results in US dollars.

We manage our exposure to currency risks with forward exchange contracts. In addition, some of our Canadian entities' operating activities are denominated in US dollars or other currencies, which further hedges this risk. However, a potential increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

INCOME TAXES

Our income tax expense was $2.6 million for fiscal 2005, compared to an income tax recovery of $986,000 for 2004, and an income tax expense of $15.1 million for 2003.

The income tax expense recorded in fiscal 2005 represents income taxes payable in some specific tax jurisdictions, mainly at the Canadian federal level. Income taxes payable at this specific level is reduced by research and development tax credits that are recorded against gross research and development expenses.

The income tax recovery recorded in fiscal 2004 is mainly due to the $1.4 million unusual income tax recovery recorded during that year, offset in part by income taxes payable in some specific tax jurisdictions, mainly at the Canadian Federal level. The unusual tax recovery was due to the receipt, during that period, of income taxes paid in previous periods following the reception of a tax assessment.

Since fiscal 2003, we have been recording a full valuation allowance against our future income tax assets because it is more likely than not that these assets will not be recovered. The valuation allowance will be reversed once management will have concluded that realization of future income tax assets is more likely than not. Consequently, our income tax rates are distorted compared to statutory rates. Please refer to note 16 of our consolidated financial statements included elsewhere in this Annual Report for a full reconciliation of the income tax provision.

LIQUIDITY AND CAPITAL RESOURCES
CASH REQUIREMENTS AND CAPITAL RESOURCES

As at August 31, 2005, cash and short-term investments consisted of $112.0 million, while our working capital was at $135.3 million. Our cash and short-term investments increased $22.9 million in fiscal 2005, compared to 2004, mainly due to the cash flows from operating activities of $14.0 million as well as an unrealized foreign exchange gain of $10.0 million on cash and short-term investments. However, this increase was partially offset by the cash payment of $1.5 million for the purchase of property, plant and equipment as well as intangible assets. The unrealized foreign exchange gain resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was recorded in the cumulative translation adjustment in the balance sheet.

Our short-term investments consist of commercial paper issued by six high-credit quality corporations and trusts; therefore, we consider the risk of non-performance of these financial instruments to be remote. For the purposes of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. These short-term investments will be used for working capital and other general corporate purposes, including potential acquisitions.

We believe that our cash balances and short-term investments, combined with an available line of credit of $5.8 million, will be sufficient to meet our liquidity and capital requirements for the foreseeable future. However, possible additional operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms. Our line of credit bears interest at prime rate.

                                                2005 Annual Report o EXFO :: 19

The following table summarizes our commitments as at August 31, 2005:

-----------------------------------------------------------------------------------------------------------------------------------
    Years ending August 31,              2006            2007           2008            2009    2010 and later              Total
-----------------------------------------------------------------------------------------------------------------------------------
        Long-term debt            $   134,000     $   147,000    $    51,000      $        -       $         -        $   332,000
        Operating leases            1,050,000         952,000        632,000         584,000         1,029,000          4,247,000
-----------------------------------------------------------------------------------------------------------------------------------
       Total commitments          $ 1,184,000     $ 1,099,000    $   683,000      $  584,000       $ 1,029,000        $ 4,579,000
-----------------------------------------------------------------------------------------------------------------------------------

SOURCES AND USES OF CASH

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

In fiscal 2004, pursuant to a public offering in Canada, we issued 5.2 million subordinate voting shares for net proceeds of $29.2 million (Cdn$38.4 million) after deducting underwriting commissions of $1.2 million (Cdn$1.6 million). These net proceeds were recorded as short-term investments. Cash flows provided by financing activities in fiscal 2004 were attributable to the net proceeds of this offering.

OPERATING ACTIVITIES

Cash flows provided by operating activities amounted to $14.0 million in fiscal 2005, compared to $751,000 in 2004 and $5.6 million in 2003.

Cash flows provided by operating activities in fiscal 2005 were mainly attributable to the net earnings after items not affecting cash of $9.1 million and the positive net change in non-cash operating items of $4.9 million. This net change in non-cash operating items is mainly due to the decrease of $6.1 million of our income taxes and tax credits recoverable following the collection, during the year, of income taxes and tax credits recoverable from previous periods. On the other hand, our accounts receivable increased by $838,000 and our inventories increased by $699,000. The increase of our accounts receivable is related to the increase in sales. Our inventories slightly increased despite the significant rise in sales due to tight inventory management.

Cash flows provided by operating activities in fiscal 2004 were mainly attributable to the net earnings after items not affecting cash of $5.7 million, offset in part by the net increase of our non-cash operating items of $4.9 million; that is, our accounts receivable increased by $2.7 million, our income taxes and tax credits recoverable increased by $2.5 million and our inventories decreased by $1.0 million. The increase in our accounts receivable is directly related to the significant sales growth in fiscal 2004. The increase in our income taxes and tax credits recoverable is mainly due to the payment during the year of income taxes and to the recognition, during the year, of research and development tax credits not yet recovered. On the other hand, our increased sales level combined with tight inventory management enabled us to reduce our inventories overall.

We have delivered positive cash flows from operating activities for the last three fiscal years, despite the fact that we posted a net loss in each of these years.

INVESTING ACTIVITIES

Cash flows used by investing activities totaled $13.0 million in fiscal 2005, compared to $29.7 million in 2004 and $9.9 million in 2003.

In fiscal 2005, we acquired $11.5 million worth of short-term investments with cash flows from operating activities and cash on-hand and paid $1.5 million for the purchase of property, plant and equipment as well as intangible assets.

In fiscal 2004, we acquired $28.6 million worth of short-term investments with the net proceeds of the public offering. In addition, we paid $1.1 million for the purchase of property, plant and equipment as well as intangible assets.

FORWARD EXCHANGE CONTRACTS

We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.

Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding hedged sales are recorded.

As at August 31, 2005, we held contracts to sell US dollars at various forward rates, which are summarized as follows:

                                               Weighted average
                                                 contractual
Expiry dates         Contractual amounts        forward rates
---------------------------------------------------------------
September 2005
to August 2006              $ 26,000,000               1.2630
September 2006
to November 2007               7,600,000               1.2500

As at August 31, 2005, the fair value of our forward exchange contracts, which represents the difference between their contractual amounts and their current trading value, amounted to an unrecognized gain of $2.9 million.


RELATED-PARTY TRANSACTIONS

In fiscal 2003, we acquired a building from a company owned by the President of EXFO for a cash consideration of $930,000. This transaction was measured at the fair market value since it was not conducted during the normal course of operations, the change in ownership interest in the building was substantive and the fair market value was supported by independent appraisal.

In addition, for the years ended August 31, 2003 and 2004, we leased facilities from the company owned by the President of EXFO. The annual rental expense amounted to $331,000 and nil, respectively. The rental expense for fiscal 2003 included $234,000 for future

2005 Annual Report o EXFO :: 20
payments on an exited leased facility. As at August 31, 2004, restructuring charges payable included $194,000 due to the company owned by the President of EXFO in connection with this exited leased facility. In September 2004, EXFO was released from its obligations under that lease, and it paid the full amount due to the related company. These rental expenses were measured at the fair market value since they were incurred during the normal course of operations.

CONTINGENCY

As discussed in note 12 to our consolidated financial statements included elsewhere in this Annual Report, EXFO was named as a defendant in a U.S. securities class action related to its initial public offering (IPO) in June 2000. The complaints allege that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly received excessive commissions and that the underwriters and some investors collaborated in order to inflate the price of EXFO's stock in the after-market.

In June 2003, a committee of EXFO's Board of Directors conditionally approved a proposed settlement between the issuer defendants, the individual defendants, and the plaintiffs. If approved, the settlement would provide, among other things, a release of EXFO and of the individual defendants for the conduct alleged in the action to be wrongful in the amended complaint. EXFO would agree to undertake other responsibilities under the settlement, including agreeing to assign away, not assert, or release certain potential claims EXPO may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by EXFO's insurance carriers.

On June 25, 2004, the Plaintiffs moved for Preliminary Approval of the settlement. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31,2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the Notice Administrator for the settlement and ordered that the notice of the settlement be distributed to all settlement class members beginning on November 15, 2005, and completed by January 15, 2006. The settlement fairness hearing has been set for April 26, 2006. Following the hearing, if the court determines that the settlement is fair to the class members, the settlement will be approved. There can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all. Therefore, it is not possible to predict the final outcome of the case, nor determine the amount of any possible losses. If the settlement process fails, EXPO will continue to defend its position in this litigation that the claims against it, and its officers, are without merit Accordingly, no provision for this case has been made in the consolidated financial statements as at August 31, 2005.

SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS

SHARE CAPITAL
As at November 3, 2005, EXFO had 37,900,000 multiple voting shares outstanding, entitling to ten votes each, and 30,674,617 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

LONG-TERM INCENTIVE PLAN
In January 2005, EXFO made certain amendments to the existing Stock Option Plan, including the renaming of the plan to Long-Term Incentive Plan, which now includes restricted share units (RSUs) in addition to stock options. RSUs are "phantom" shares that rise and fall in value based on the value of EXFO's subordinate voting shares and are redeemable for actual subordinate voting shares or cash, at the discretion of the Board of Directors, on the vesting dates established by the Board of Directors at the time of grant. The vesting dates are subject to a minimum of three years and a maximum of ten years from the award date. RSUs granted under the plan expire at the latest ten years from the date of grant.

DEFERRED SHARE UNIT PLAN
In January 2005, EXFO established a Deferred Share Unit (DSU) Plan for the members of the Board of Directors as part of their annual retainer fees. Each DSU entitles the Board members to receive one subordinate voting share. DSUs are acquired on the date of grant and will be redeemed in subordinate voting shares when the Board member will cease to act as Director of EXFO.

The aggregate number of subordinate voting shares covered by stock options, RSUs and DSUs granted under the Long-Term Incentive Plan and the Deferred Share Unit Plan was 2,963,678 as at August 31, 2005. The maximum number of subordinate voting shares issuable under these two plans cannot exceed 6,306,153 shares. The following tables summarize information about stock options, RSUs and DSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at August 31, 2005:

                                               % of issued    Weighted average
Stock Options                   Number     and outstanding      exercise price
------------------------------------------------------------------------------
Chairman of the Board,
President and CEO
(one individual)               168,424                 6 %              $ 9.34
Board of Directors
(five individuals)             194,375                 7 %              $ 6.23
Management and Corporate
Officers (nine individuals)    340,091                12 %              $14.39
------------------------------------------------------------------------------
                               702,890                25 %              $10.92
------------------------------------------------------------------------------

                                               2005 Annual Report o EXFO :: 21

                                                                   % of issued
Restricted Share Units                              Number     and outstanding
------------------------------------------------------------------------------
Chairman of the Board, President and CEO
(one individual)                                    13,089                  7%
Management and Corporate Officers
(nine individuals)                                 151,096                 86%
------------------------------------------------------------------------------
                                                   164,185                 93%

                                                                   % of issued
Deferred Share Units                                Number     and outstanding
------------------------------------------------------------------------------
Board of Directors (five individuals)               23,734                100%
------------------------------------------------------------------------------

OFF-BALANCE SHEET ARRANGEMENTS
As of August 31, 2005, our off-balance sheet arrangements consisted of forward exchange contracts, which are described in details in note 18 to our consolidated financial statements, included elsewhere in this Annual Report.

VARIABLE INTEREST ENTITY

As of August 31, 2005, we did not have significant interests in any variable interest entities.

RISKS AND UNCERTAINTIES

Over the past few years, we have managed our business in a difficult environment; focused on research and development programs for new and innovative products aimed at expected growth pockets in our sector; continued the development of our domestic and international markets; and made strategic acquisitions. However, we operate in a highly competitive sector that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.

Firstly, we are exposed to currency risks due to the export of our Canadian-manufactured products, the large majority of which are denominated in US dollars. These risks are partially hedged by operating expenses denominated in US dollars, the purchase of raw materials in US dollars and forward exchange contracts. The increased strength of the Canadian dollar, compared to the US dollar, over the last two years caused our operating expenses, as well as our foreign exchange loss, to increase. Any further increase in the value of the Canadian dollar in the coming months will negatively affect our results of operations.

Secondly, during the last few quarters, we experienced unusual sales concentration with a U.S.-based Tier-1 telecom carrier. Although we believe this sales concentration is largely due to our leadership position in the FTTx test market, orders from this customer can fluctuate in upcoming quarters, depending on the carrier's deployment needs, products requirements and schedule.

In addition, risks and uncertainties related to the telecommunications test and measurement industry involve the rapid development of new products that may have short life cycles and require extensive research and development; the difficulty of adequately predicting market size and trends; the difficulty of retaining highly skilled employees; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.

Furthermore, given our strategic goals for growth and competitive positioning in our industry, we are continuously expanding into international markets. This exposes us to certain risks and uncertainties related to changes in local laws and regulations, multiple technological standards, protective legislation and pricing pressure.

Also, while strategic acquisitions, like those we have made in the past and possibly others in the future, are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses as well as their products, technologies and personnel.

The economic environment of our industry could also result in some of our customers experiencing difficulties and, consequently, this could have a negative effect on our results especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by six high-credit quality corporations and trusts. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be remote.

For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosure documents published with securities commissions at www.sedar.com in Canada or www.edgar.com in the U.S.

2005 Annual Report o EXFO :: 22

QUARTERLY SUMMARY FINANCIAL INFORMATION (unaudited)
(tabular amounts in thousands of US dollars, except per share data)

                                                                                    Years ended
                                1st quarter   2nd quarter  3rd quarter  4th quarter  August 31,
-----------------------------------------------------------------------------------------------
2005
Sales                             $ 21,597     $ 23,135     $ 26,180     $ 26,304     $ 97,216
Cost of sales                     $ 10,225     $ 10,431     $ 11,478     $ 11,925     $ 44,059
Gross margin                      $ 11,372     $ 12,704     $ 14,702     $ 14,379     $ 53,157
Earnings (loss) from operations   $ (1,337)    $   (182)    $    509     $    811     $   (199)
Net earnings (loss)               $ (2,373)    $      9     $    276     $    454     $ (1,634)
Basic and diluted net earnings
(loss) per share                  $  (0.03)    $     --     $     --     $   0.01     $  (0.02)

2004
Sales                             $ 15,962     $ 16,880     $ 20,456     $ 21,332     $ 74,630
Cost of sales                     $  7,815     $  7,528     $  9,637     $  9,576     $ 34,556
Gross margin                      $  8,147     $  9,352     $ 10,819     $ 11,756     $ 40,074
Loss from operations              $ (3,145)    $ (3,485)    $ (1,888)    $ (2,052)    $(10,570)
Net loss                          $ (2,008)    $ (2,885)    $ (1,188)    $ (2,343)    $ (8,424)
Basic and diluted net
loss per share (1)                $  (0.03)    $  (0.04)    $  (0.02)    $  (0.03)    $  (0.13)

2003
Sales                             $ 17,748     $ 14,753     $ 15,103     $ 14,326     $ 61,930
Cost of sales                     $  8,031     $  7,939     $ 10,460     $  9,767     $ 36,197
Gross margin                      $  9,717     $  6,814     $  4,643     $  4,559     $ 25,733
Loss from operations              $ (3,562)    $ (6,085)    $(18,924)    $(11,013)    $(39,584)
Net loss                          $ (2,158)    $ (4,246)    $(38,427)    $(10,119)    $(54,950)
Basic and diluted net
loss per share                    $  (0.03)    $  (0.07)    $  (0.61)    $  (0.16)    $  (0.87)

(1) Per share data is calculated independently for each of the quarters presented. Therefore, the sum of this quarterly information does not equal the corresponding annual information.


FOURTH-QUARTER RESULTS

In the fourth quarter of fiscal 2005, global sales were $26.3 million, compared to $21.3 million for the same period last year. In fiscal 2005, we benefited from an increased demand for our test solutions following the deployment of fiber deeper into access networks (FTTx). We also consolidated our leadership position in the FTTx test market by recognizing significant revenue from two leading U.S. carriers deploying fiber in their access networks. In addition, the positive spending environment in the telecommunications industry helped us increase our sales in 2005. Finally, we gained market share in the fluorescence illumination market as well as increased our sales in the curing market year-over-year.

In the fourth quarter of fiscal 2005, gross margin amounted to 54.7% of global sales, compared to 55.1% for the same period last year. Despite the significant increase in sales year-over-year (23.3%), gross margin decreased 40 basis points due to aggressive pricing pressure in fiscal 2005, a different customer mix and the increase in the strength of the Canadian dollar compared to the US dollar, year-over-year.

In the fourth quarter of fiscal 2005, earnings from operations were $811,000, compared to a loss from operations of $2.1 million for the same period last year. Net earnings amounted to $454,000, or $0.01 per diluted share in the fourth quarter of fiscal 2005, compared to a net loss of $2.3 million, or $0.03 per diluted share for the same period last year.


                                               2005 Annual Report o EXFO :: 23

MANAGEMENT'S REPORT

EXFO's management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include some amounts that are based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects.

EXFO's policy is to maintain a system of internal accounting and administrative controls -- reinforced by standards of conduct and ethics set out in written policies -- to provide reasonable assurance that the financial information is relevant, accurate and reliable, and that assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board and is composed of independent outside directors. The Committee meets periodically with management and external auditors to review accounting, auditing and internal control matters. These consolidated financial statements have been reviewed and approved by the Board of Directors on the recommendation of the Audit Committee.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the external auditors, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. The external auditors have full and free access to the Audit Committee.

REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDERS OF
EXFO Electro-Optical Engineering Inc.

We have audited the consolidated balance sheets of EXFO Electro-Optical Engineering Inc. as at August 31, 2005 and 2004 and the consolidated statements of earnings, deficit and contributed surplus and cash flows for each of the three years in the period ended August 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2005 and 2004 and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2005 in accordance with Canadian generally accepted accounting principles.


/s/ Germain Lamonde              /s/ Pierre Plamondon
---------------------------      -----------------------------    /s/ PricewaterhouseCoopers LLP
          Germain Lamonde |             Pierre Plamondon, CA |           Chartered Accountants |
Chairman, President and CEO           Vice -President, Finance            Quebec, Quebec, Canada
                                   and Chief Financial Officer                September 30, 2005

2005 Annual Report o EXFO :: 24

CONSOLIDATED BALANCE SHEETS
(in thousands of US dollars)

The accompanying notes are an integral part of these consolidated financial statements.

-----------------------------------------------------------------------------------
 As at August 31,                                                2005         2004
-----------------------------------------------------------------------------------
 Assets
 Current assets
 Cash                                                       $   7,119    $   5,159
 Short-term investments (notes 8 and 18)                      104,883       83,969
 Accounts receivable (notes 8 and 18)
     Trade                                                     13,945       12,080
     Other                                                      2,007        1,532
 Income taxes and tax credits recoverable (notes 4 and 8)       2,392        7,836
 Inventories (notes 4, 5 and 8)                                17,749       15,371
 Prepaid expenses                                               1,112        1,513
-----------------------------------------------------------------------------------
                                                              149,207      127,460
 Income taxes and tax credits recoverable (notes 4 and 8)         459          449
 Property, plant and equipment (notes 4, 6 and 8)              13,719       15,442
 Long-lived asset held for sale (note 4)                        1,600        1,600
 Intangible assets (notes 4, 7 and 8)                           5,602        9,447
 Goodwill (notes 4 and 7)                                      20,370       18,393
-----------------------------------------------------------------------------------
                                                            $ 190,957    $ 172,791
-----------------------------------------------------------------------------------
 Liabilities
 Current liabilities
 Accounts payable and accrued liabilities (note 9)          $  12,201    $  11,393
 Deferred revenue                                               1,584          805
 Current portion of long-term debt                                134          121
-----------------------------------------------------------------------------------
                                                               13,919       12,319
 Deferred revenue                                               1,568        1,123
 Government grants (note 15)                                    1,872        1,690
 Long-term debt (note 10)                                         198          332
-----------------------------------------------------------------------------------
                                                               17,557       15,464
-----------------------------------------------------------------------------------
Commitments (note 11)
Contingencies (note 12)

Shareholders' Equity
Share capital (note 13)                                       521,875      521,733
Contributed surplus                                             2,949        1,986
Deficit                                                      (381,846)    (380,212)
Cumulative translation adjustment                              30,422       13,820
-----------------------------------------------------------------------------------
                                                              173,400      157,327
-----------------------------------------------------------------------------------
                                                            $ 190,957    $ 172,791
-----------------------------------------------------------------------------------

                        /s/ Germain Lamonde            /s/ Andre Tremblay
                        ---------------------------    -------------------------
On behalf of the Board            Germain Lamonde |             Andre Tremblay |
                        Chairman, President and CEO    Chairman, Audit Committee

                                                2005 Annual Report o EXFO :: 25

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of US dollars, except share and per share data)

The accompanying notes are an integral part of these consolidated financial statements.

----------------------------------------------------------------------------------------------
 Years ended August 31,                                          2005        2004        2003
----------------------------------------------------------------------------------------------
 SALES (note 19)                                             $ 97,216    $ 74,630    $ 61,930
 COST OF SALES (1,2)                                           44,059      34,556      36,197
----------------------------------------------------------------------------------------------
 Gross margin                                                  53,157      40,074      25,733
----------------------------------------------------------------------------------------------
 OPERATING EXPENSES
 Selling and administrative (1)                                31,782      25,890      26,991
 Net research and development (1) (notes 4 and 15)             12,190      12,390      15,879
 Amortization of property, plant and equipment                  4,256       4,935       5,210
 Amortization of intangible assets                              4,836       5,080       5,676
 Impairment of long-lived assets and goodwill (note 4)             --         620       7,427
 Restructuring and other charges (note 4)                         292       1,729       4,134
----------------------------------------------------------------------------------------------
 TOTAL OPERATING EXPENSES                                      53,356      50,644      65,317
----------------------------------------------------------------------------------------------
 LOSS FROM OPERATIONS                                            (199)    (10,570)    (39,584)
 Interest and other income                                      2,524       1,438       1,245
 Foreign exchange loss                                         (1,336)       (278)     (1,552)
----------------------------------------------------------------------------------------------
 EARNINGS (LOSS) BEFORE INCOME TAXES (NOTE 16)                    989      (9,410)    (39,891)
 Income taxes (notes 4 and 16)                                  2,623        (986)     15,059
----------------------------------------------------------------------------------------------
 NET LOSS FOR THE YEAR                                       $ (1,634)   $ (8,424)   $(54,950)
----------------------------------------------------------------------------------------------
 Basic and diluted net loss per share                        $  (0.02)   $  (0.13)   $  (0.87)

 Basic weighted average number
    of shares outstanding (OOO's)                              68,526      66,020      62,852

 Diluted weighted average number
    of shares outstanding (OOO's) (note 17)                    68,981      66,615      63,317

(1) Stock-based compensation costs included in: (note 14)

Cost of sales                                                $    143    $     62    $     --
Selling and administrative                                        626         265          --
 Net research and development                                     194         122          --
----------------------------------------------------------------------------------------------
                                                             $    963    $    449    $     --
----------------------------------------------------------------------------------------------

(2) The cost of sales is exclusive of amortization, shown separately. The cost of sales the year ended August 31, 2003, includes inventory write-offs of $4,1 21 (note 4).

2005 Annual Report o EXFO :: 26

Consolidated Statements of Deficit and Contributed Surplus
(in thousands of US dollars)
The accompanying notes are an integral part of these consolidated financial statements.

DEFICIT
Years ended August 31,                           2005         2004         2003
--------------------------------------------------------------------------------
BALANCE -- BEGINNING OF YEAR                $(380,212)   $(371,788)   $(316,838)

ADD
Net loss for the year                          (1,634)      (8,424)     (54,950)
--------------------------------------------------------------------------------
BALANCE -- END OF YEAR                      $(381,846)   $(380,212)   $(371,788)
--------------------------------------------------------------------------------
CONTRIBUTED SURPLUS

Years ended August 31,                           2005         2004         2003
--------------------------------------------------------------------------------
BALANCE -- BEGINNING OF YEAR                $   1,986    $   1,519    $   1,487

ADD
Premium on resale of share capital                 --           18           32
Stock-based compensation costs                    963          449           --
--------------------------------------------------------------------------------
Balance -- End of year                      $   2,949    $   1,986    $   1,519


                                               2005 Annual Report o EXFO :: 27

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of US dollars)

The accompanying notes are an integral part of these consolidated financial statements.

Years ended August 31,                                   2005         2004         2003
----------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year                               $  (1,634)   $  (8,424)   $ (54,950)
Add (deduct) items not affecting cash
   Discount on short-term investments                    (302)         197          (96)
   Stock-based compensation costs                         963          449           --
   Inventory and tax credit write-offs                     --           --        6,418
   Amortization                                         9,092       10,015       10,886
   Impairment of long-lived assets and goodwill            --          620        7,427
   Restructuring and other charges                         --        1,261          512
   Future income taxes                                     --           --       10,138
   Deferred revenue                                       977        1,404          (24)
   Government grants                                       --          154          817
----------------------------------------------------------------------------------------
                                                        9,096        5,676      (18,872)
Change in non-cash operating items
   Accounts receivable                                   (838)      (2,677)       3,957
   Income taxes and tax credits                         6,096       (2,464)      13,489
   Inventories                                           (699)       1,016        7,925
   Prepaid expenses                                       544         (449)        (569)
   Accounts payable and accrued liabilities              (164)        (351)        (349)
----------------------------------------------------------------------------------------
                                                       14,035          751        5,581
----------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments                  (585,665)    (653,348)    (401,105)
Proceeds from disposal and maturity of short-term     574,207      624,722      395,699
investments
Additions to property, plant and equipment and         (1,501)        (851)      (2,652)
intangible assets
Business combination                                       --         (241)      (1,867)
----------------------------------------------------------------------------------------
                                                      (12,959)    (29,718)       (9,925)
----------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term debt                              (121)        (109)        (133)
Net proceeds of offering (note 13)                         --       29,164           --
Share issue expenses                                       (6)        (137)          --
Exercise of stock options                                 148          254           45
Redemption of share capital                                --           (5)         (16)
Resale of share capital                                    --           23           48
----------------------------------------------------------------------------------------
                                                           21       29,190          (56)
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH           863         (430)         638
----------------------------------------------------------------------------------------
CHANGE IN CASH                                          1,960         (207)      (3,762)
CASH - BEGINNING OF YEAR                                5,159        5,366        9,128
----------------------------------------------------------------------------------------
CASH - END OF YEAR                                  $   7,119    $   5,159    $   5,366
----------------------------------------------------------------------------------------
SUPPLEMENTARY INFORMATION
Interest paid                                       $      30    $     408    $     417
Income taxes paid (recovered)                       $    (669)   $     120    $ (10,351)

2005 Annual Report o EXFO :: 28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


1 | NATURE OF ACTIVITIES

EXFO Electro-Optical Engineering Inc. ("EXFO") designs, manufactures and markets a comprehensive line of test and measurement solutions for the global telecommunications industry. The Telecom Division, which represents the company's main business activity, offers integrated test solutions to network service providers, cable operators, system vendors and optical component manufacturers. The Life Sciences and Industrial Division mainly leverages core telecom technologies to offer value-added solutions life sciences applications and high-precision assembly processes, such as those required for microelectronics, optoelectronics and medical devices. EXFO's products are sold in approximately 70 countries around the world.


2 | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada and significant differences in measurement and disclosure from U.S. GAAP are set out in note
21. These consolidated financial statements include the accounts of the company and its domestic and international subsidiaries. All significant intercompany accounts and transactions have been eliminated.

ACCOUNTING  ESTIMATES
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. significant estimates include the allowance for doubtful accounts receivable, tax credits recoverable, provision for excess and obsolete inventories, useful lives of capital assets, valuation of intangible assets and goodwill, future income taxes valuation allowance, certain accrued liabilities and stock-based compensation costs. Actual results could differ from those estimates.

REPORTING CURRENCY
The functional currency of the company is the Canadian dollar. The company has adopted the US dollar as its reporting currency. The financial statements are translated into the reporting currency using the current rate method. Under this method, the financial statements are translated into the reporting currency as follows: assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet, while revenues and expenses are translated at the monthly average exchange rate. All gains and losses resulting from the translation of the financial statements from the functional currency to the reporting currency are included in the cumulative translation adjustment in shareholders' equity.

In the event that management decides to declare dividends, such dividends would be declared in Canadian dollars.

FOREIGN CURRENCY TRANSLATION

FOREIGN CURRENCY TRANSACTIONS
Transactions denominated in currencies other than the functional currency are translated into the functional currency as follows: monetary assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet, and revenues and expenses are translated at the exchange rate in effect on the date of the transaction. Non-monetary assets and liabilities are translated at historical rates. Gains and losses arising from such translation are reffected in the statements of earnings.

FOREIGN SUBSIDIARIES
The financial statements of integrated foreign operations are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rate in effect on the date of the balance sheet. Non-monetary assets and liabilities are remeasured at historical rates, unless such assets and liabilities are carried at market, in which case, they are translated at the exchange rate in effect on the date of the balance sheet. Revenues and expenses are remeasured at the monthly average exchange rate. Gains and losses resulting from such remeasurement are reffected in the statements of earnings.

FORWARD EXCHANGE CONTRACTS
Forward exchange contracts are utilized by the company to manage its foreign currency exposure. The company's policy is not to utilize those derivative financial instruments for trading or speculative purposes.

The company's forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding hedged sales are recorded.

Realized and unrealized gains or losses associated with forward exchange contracts, which have been terminated or cease to be effective prior to maturity, are deferred in the balance sheet and recognized in the earnings of the period in which the underlying hedged transaction is recognized.

SHORT-TERM INVESTMENTS
Short-term investments are valued at the lower of cost and market value. Cost consists of acquisition cost plus amortization of discount or less amortization of premium. All investments with original maturity of three months or less and that are not required for the purposes of meeting short-term cash requirements are classified as short-term investments.

                                               2005 Annual Report o EXFO :: 29

INVENTORIES
Inventories are valued on an average cost basis, at the lower of cost and replacement cost for raw materials and at the lower of cost and net realizable value for work in progress and finished goods.

PROPERTY,  PLANT AND EQUIPMENT AND AMORTIZATION
Property, plant and equipment are recorded at cost less related government grants and research and development tax credits. Amortization is provided on a straight-line basis over the estimated useful lives as follows:

----------------------------------------------------------------------
                                                                TERM
Land improvements                                            5 years
Buildings                                                   25 years
Equipment                                              2 to 10 years
Leasehold improvements                     The lesser of useful life
                                            and remaining lease term
----------------------------------------------------------------------

INTANGIBLE ASSETS, GOODWILL AND AMORTIZATION
Intangible assets primarily include the cost of core technology and software, net of accumulated amortization. Core technology represents the existing technology acquired in business combinations that has reached technological feasibility. Amortization is provided on a straight-line basis over the estimated useful lives of five years for core technology and four and ten years for software.

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of net identifiable assets acquired. Goodwill is not amortized but must be tested for impairment on an annual basis or more frequently if events or circumstances indicate that it might be impaired. Recoverability of goodwill is determined at the reporting unit level using a two-step approach. First, the carrying value of a reporting unit is compared to its fair value, which is determined based on a combination of discounted future cash flows and a market approach. If the carrying value of a reporting unit exceeds its fair value, the second step is performed. In this step, the amount of impairment loss, if any, represents the excess of the carrying value of goodwill over its fair value and the loss is charged to earnings in the period in which it is incurred. For the purposes of this impairment test, the fair value of goodwill is estimated in the same way as goodwill is determined in business combinations; that is, the excess of the fair value of a reporting unit over the estimated fair value of its net identifiable assets.

The company elected to perform its annual impairment test in May of each fiscal year for all its existing reporting units and it recorded an impairment charge for goodwill in fiscal 2003 (note 4).

IMPAIRMENT OF LONG-LIVED ASSETS
Long-lived assets are reviewed for impairment when events and circumstances indicate that cost may not be recoverable. Impairment exists when the carrying value of an asset or group of assets is greater than the undiscounted future cash flows expected to be provided by the asset or group of assets. The amount of impairment loss, if any, is the excess of the carrying value over the fair value.

The company assesses fair value of long-lived assets based on discounted future cash flows. The company recorded impairment charges for long-lived assets in fiscal 2003 and 2004 (note 4).

WARRANTY

The company offers its customers warranties of one to three years, depending on the specific products and terms of the purchase agreement. The company's typical warranties require it to repair or replace defective products during the warranty period at no cost to the customer. Costs related to original warranties are accrued at the time of shipment, based upon estimates of expected rework and warranty costs to be incurred. Costs associated with separately priced extended warranties are expensed as incurred.

REVENUE RECOGNITION
For products in which software is incidental, the company recognizes revenue when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable, and collection of the resulting receivable is reasonably assured. In addition, provisions are made for estimated returns, warranties and support obligations.

For products in which software is not incidental, revenues are separated into two categories: product and post-contract customer support (PCS) revenues, based upon vendor-specific objective evidence of fair value. Product revenues for these sales are recognized as described above. PCS revenues are deferred and recognized ratably over the years of the support arrangement. PCS revenues are recognized at the time the product is delivered when provided within one year of delivery; the costs of providing this support are insignificant (and accrued at the time of delivery) and no software upgrades are provided.

For all sales, the company uses a binding purchase order as evidence that a sales arrangement exists.

Delivery generally occurs when the product is handed over to a transporter for shipment.

At the time of the transaction, the company assesses whether the price associated with its revenue transaction is fixed and determinable and whether or not collection is reasonably assured. The company assesses whether the price is fixed and determinable based on the payment terms associated with the transaction. The company assesses collection based on a number of factors, including past transaction history and the creditworthiness of the customer. Generally, collateral or other security is not requested from customers.

Most sales arrangements do not generally include acceptance clauses. However, when a sales arrangement does include an acceptance provision, acceptance occurs upon the earliest of receipt of a written customer acceptance or expiration of the acceptance period. For these sales arrangements, the sale is recognized when acceptance occurs.

Revenue for extended warranties is recognized on a straight-line basis over the warranty period.

2005 Annual Report o EXFO :: 30

                      [GRAPHIC OMITTED][GRAPHIC OMITTED]

ADVERTISING COSTS
Advertising costs are expensed as incurred.

GOVERNMENT GRANTS
Grants related to operating expenses are included in earnings when the related expenses are incurred. Grants related to capital expenditures are deducted from the related assets. Grants related to job creation and training programs for extended periods are deferred and amortized on a straight-line basis over the minimum period during which the created job must be maintained or training provided. Grants are included in earnings or deducted from the related assets, provided there is reasonable assurance that the company has complied and will comply with all the conditions related to the grant.

RESEARCH AND DEVELOPMENT EXPENSES
All expenses related to research, as well as development activities that do not meet generally accepted criteria for deferral are expensed as incurred, net of related tax credits and government grants. Development expenses that meet generally accepted criteria for deferral, in accordance with the Canadian Institute of Chartered Accountants (CICA) handbook Section 3450, "Research and Development", are capitalized, net of related tax credits and government grants, and are amortized against earnings over the estimated benefit period. Research and development expenses are mainly comprised of salaries and related expenses, material costs as well as fees paid to third-party consultants.

As at August 31, 2005, the company had not deferred any development costs.

INCOME TAXES
The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities, using enacted income tax rates for the years in which the differences are expected to reverse.

The company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized. Since 2003, the company records a full valuation allowance against future income tax assets (notes 4 and 16).

EARNINGS PER SHARE
Basic earnings per share are determined using the weighted average number of common shares outstanding during the year.

Diluted earnings per share are determined using the weighted average number of common shares outstanding during the year, plus the effect of dilutive potential common shares outstanding during the year. This method requires that diluted earnings per share be calculated (using the treasury stock method) as if all dilutive potential common shares had been exercised at the latest at the beginning of the year or on the date of issuance, as the case may be, and that the funds obtained thereby (plus an amount equivalent to the unamortized portion of related stock-based compensation costs) be used to purchase common shares of the company at the average market price of the common shares during the year.

STOCK-BASED COMPENSATION COSTS
Since September 1, 2003, the company accounts for all forms of employee stock-based compensation using the fair value-based method. Stock-based compensation costs are amortized to expense over the vesting periods.

Prior to fiscal 2004, no stock-based compensation costs were recognized for employee stock-based compensation. However, the company is required to disclose pro forma information with respect to net loss and net loss per share as if stock-based compensation costs were recognized in the financial statements using the fair value-based method for outstanding stock options granted prior to September 1, 2003 (note 14).

NEW ACCOUNTING STANDARDS AND PRONOUNCEMENTS

ADOPTED IN FISCAL 2005
On September 1, 2004, the company prospectively adopted the CICA handbook Sections 1100 and 1400, "Generally Accepted Accounting Principles" and "General Standards of Financial Statement Presentation". Among other things, these new sections define generally accepted accounting principles (GAAP), establish the relative authority of various types of CICA Accounting Standards Board pronouncements and clarify the role of "industry practice" in applying GAAP. The adoption of these new standards had no impact on the financial statements of the company.

TO BE ADOPTED AFTER FISCAL 2005
In January 2005, the CICA issued four new accounting standards in relation to financial instruments: Section 3855, "Financial Instruments -- Recognition and measurement"; Section 3865, "Hedges"; Section 1530, "Comprehensive Income"; and Section 3251, "Equity".

Section 3855 expands on Section 3860, "Financial Instruments -- Disclosure and Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented in the financial statements.

Section 3865 provides an alternative to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13, "Hedging Relationships", and on the hedging guidance in Section 1650, "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures it requires.

Section  1530,  "Comprehensive  Income",   introduces  a  new  requirement  to
temporarily present certain gains and losses outside net income.

Consequently,  Section  3250,  "Surplus",  has been  revised as Section  3251,
"Equity".

Sections 1530, 3251, 3855 and 3865 apply to fiscal years beginning on or after October 1, 2006. The company will adopt these new standards on September 1, 2007. While the company is currently assessing the effects of these new standards, impacts consistent with the adjustments described under note 21 item b) of these consolidated financial statements are expected.

                                               2005 Annual Report o EXFO :: 31

3 | BUSINESS COMBINATION

GNUBI COMMUNICATIONS, L.P.

On October 7, 2002, a newly created wholly-owned subsidiary of the company, EXFO Gnubi Products Group Inc. ("EXFO Gnubi"), acquired substantially all the assets of gnubi communications, L.P., a U.S. company supplying multi-channel telecom and datacom testing solutions for optical transport equipment manufacturers as well as research and development laboratories.

This acquisition was settled for a total consideration valued at $4,904,000 including acquisition-related costs of $162,000. The consideration paid consisted of $2,108,000 in cash (including a cash contingent consideration of $241,000, paid in fiscal 2004, based on EXFO Gnubi sales volume for the twelve months following the acquisition) and the issuance of 1,479,290 subordinate voting shares, valued at $2,796,000.

The  cash  contingent   consideration  was  accounted  for  as  an  additional
acquisition cost and was allocated to acquired core technology.

The fair value of the subordinate voting shares issued was determined based on the market price of the shares beginning three days before and ending three days after the number of shares became fixed based on a formula, being September 10, 2002.

This acquisition was accounted for using the purchase method and, consequently, the results of operations of the acquired business have been included in the consolidated statement of earnings of the company since October 7, 2002, being the date of acquisition.

During fiscal 2004, EXFO Gnubi's operations were consolidated with the parent company's operations in Montreal, Canada.

The purchase price, including acquisition-related costs, was allocated based on the estimated fair value of net assets at the date of acquisition as follows:

-------------------------------------------------------
Assets acquired
   Current assets                            $    755
   Property, plant and equipment                  334
   Core technology                                750
Current liabilities assumed                      (134)
-------------------------------------------------------
Net identifiable assets acquired                1,705
Goodwill                                        2,958
-------------------------------------------------------
Purchase price                                  4,663
Less: Subordinate voting shares issued          2,796
-------------------------------------------------------
Cash paid on the date of acquisition         $  1,867
=======================================================

Acquired goodwill is deductible for income tax purposes.

4 | SPECIAL CHARGES

IMPAIRMENT OF LONG-LIVED ASSETS AND GOODWILL

2003

In May 2003, the company performed its annual impairment test on goodwill for all its reporting units, except for newly acquired EXFO Gnubi. Also, considering market conditions in the telecommunications industry and the persisting unfavorable conditions affecting the subsidiaries' industries at the time, the company reviewed the carrying value of intangible assets related to these reporting units, consisting primarily of acquired core technology.

As a result of this assessment, the company concluded that the carrying value of goodwill related to EXFO Burleigh and the carrying value of intangible assets related to EXFO Burleigh and EXFO Photonic Solutions was impaired, and it recorded a charge of $4,505,000 to write down goodwill and a pre-tax charge of $2,922,000 to write down acquired core technology. Of the total impairment loss of $7,427,000, $6,872,000 was related to EXFO Burleigh for goodwill and acquired core technology, and $555,000 was related to EXFO Photonic Solutions for acquired core technology.

For the purposes of estimating the fair values, the company used a combination of discounted future cash flows and a market approach (sales multiples). The discounted future cash flows were estimated using periods ranging between eight and ten years, discount rates ranging between 15% and 20% and annual growth rates ranging between nil and 35%. The sales multiples used in the market approach ranged between 0.7 and 2.3.

The  assumptions   supporting  the  estimates  of  the  fair  values  and  the undiscounted future cash flows, including industry conditions, reffected management's best estimations.

2004

In fiscal 2004, the company put one of its buildings (located in Quebec City) up for sale and received, at the beginning of fiscal 2005, a formal purchase offer for this building. Based on that offer, the company concluded that the building was impaired and it recorded an impairment loss of $620,000 in fiscal 2004, representing the excess of the carrying value of the building over its expected selling price. However, during the first quarter of fiscal 2005, some conditions of the formal offer were not met and the offer was declined. During fiscal 2005, the company withdrew the building from the market. As at August 31, 2004, the building was not shown as a long-lived asset held for sale in the balance sheet because it was still used by the company and, consequently, it was not available for immediate sale. This building reports to the Telecom Division.

2005 Annual Report o EXFO :: 32

RESTRUCTURING AND OTHER CHARGES AND INVENTORY WRITE-OFF S

2003

During fiscal 2003, the company implemented a restructuring plan to align its cost structure to market conditions. Under that plan, the company recorded charges of $4,134,000, including $2,767,000 in severance expenses for the 172 employees who were terminated throughout the company, $512,000 for impaired long-lived assets and $855,000 for future payments on exited leased facilities. Those charges were included in the restructuring and other charges in the statement of earnings for the year ended August 31, 2003. In addition, the company recorded $4,121,000 in inventory writeoffs for excess and obsolete inventories, which were included in the cost of sales in the statement of earnings for that same year.

2004 and 2005

During fiscal 2004, the company approved a restructuring plan to consolidate the operations of its Life Sciences and Industrial Division, transferring EXFO Burleigh's operations mainly to EXFO Photonic Solutions facilities in Toronto. This consolidation process, which started in August 2004, was completed during fiscal 2005.

Overall, for that process, the company incurred $2,515,000 in restructuring and other charges from which $2,033,000 were recorded in fiscal 2004 and the remaining of $482,000 were recorded in fiscal 2005. The overall costs, which were recorded in the restructuring and other charges in the statements of earnings of the corresponding years, are detailed as follows: $855,000 for severance expenses for the layoff of all employees of EXFO Burleigh, $1,261,000 mainly for the impairment of the EXFO Burleigh building and the remaining $399,000 for other expenses such as training and recruiting expenses and transfer of assets.

The EXFO Burleigh building was put up for sale in fiscal 2004, but it is not yet sold because of the difficult real estate market in Rochester, NY. The building is available for sale in its present condition and management expects to sell the property within the next twelve months. Consequently, in accordance with CICA handbook, section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", it was shown in the balance sheet as a long-lived asset held for sale. The fair value used to determine the impairment loss of the building represents the company's best estimate of its selling price based upon the municipal valuation. Since September 1, 2004, the building is no longer amortized.

Finally, in fiscal 2005, the company recorded adjustments of $190,000 to the fiscal 2003 plan because actual charges, mainly for leased equipment, were lower than expected.


                                               2005 Annual Report o EXFO :: 33

The following table summarizes changes in restructuring charges payable since August 31, 2002:

--------------------------------------------------------------------------------------------------------------
Year ended August 31, 2005             Balance as at                                            Balance as at
                                     August 31, 2004   Additions   Payments   Adjustments     August 31, 2005
--------------------------------------------------------------------------------------------------------------
FISCAL 2004 PLAN
Severance expenses                           $   467     $    83    $  (550)      $    --             $    --
Other                                             --         399       (399)           --                  --
--------------------------------------------------------------------------------------------------------------
                                                 467         482       (949)           --                  --
--------------------------------------------------------------------------------------------------------------
FISCAL 2003 PLAN
Severance expenses                               109          --        (77)          (32)                 --
Exited leased facilities                         386          --       (229)           (7)                150
Other                                            197          --        (46)         (151)                 --
--------------------------------------------------------------------------------------------------------------
                                                 692          --       (352)         (190)                150
--------------------------------------------------------------------------------------------------------------
FISCAL 2001 PLAN
Exited leased  facilities                         10          --        (10)           --                  --
--------------------------------------------------------------------------------------------------------------
                                                  10          --        (10)           --                  --
--------------------------------------------------------------------------------------------------------------
Total for all plans (note 9)                 $ 1,169     $   482    $(1,311)      $  (190)            $   150
==============================================================================================================

Year ended August 31, 2004             Balance as at                                            Balance as at
                                     August 31, 2003   Additions   Payments   Adjustments     August 31, 2004
--------------------------------------------------------------------------------------------------------------
FISCAL 2004 PLAN
Severance expenses                           $    --     $   772    $  (305)      $    --             $   467
--------------------------------------------------------------------------------------------------------------
                                                  --         772       (305)           --                 467
--------------------------------------------------------------------------------------------------------------
FISCAL 2003 PLAN
Severance expenses                             1,233          --       (870)         (254)                109
Exited leased facilities                         748          --       (362)           --                 386
Other                                            295          --        (90)           (8)                197
--------------------------------------------------------------------------------------------------------------
                                               2,276          --     (1,322)         (262)                692
--------------------------------------------------------------------------------------------------------------
FISCAL 2002 PLANS                                 68          --        (68)           --                  --
Other
--------------------------------------------------------------------------------------------------------------
                                                  68          --        (68)           --                  --
--------------------------------------------------------------------------------------------------------------
FISCAL 2001 PLAN
Exited leased facilities                         124          --        (72)          (42)                 10
--------------------------------------------------------------------------------------------------------------
                                                 124          --        (72)          (42)                 10
--------------------------------------------------------------------------------------------------------------
Total for all plans (note 9)                 $ 2,468     $   772    $(1,767)      $  (304)            $ 1,169
==============================================================================================================

Year ended August 31, 2003             Balance as at                                            Balance as at
                                     August 31, 2002   Additions   Payments   Adjustments     August 31, 2003
--------------------------------------------------------------------------------------------------------------
FISCAL 2003 PLAN
Severance expenses                           $    --     $ 2,767    $(1,534)      $    --             $ 1,233
Exited leased facilities                          --         855       (107)           --                 748
Other                                             --         512       (217)           --                 295
--------------------------------------------------------------------------------------------------------------
                                                  --       4,134     (1,858)           --               2,276
--------------------------------------------------------------------------------------------------------------
FISCAL 2002 PLANS
Severance expenses                               231          --       (231)           --                  --
Other                                             68          --         --            --                  68
--------------------------------------------------------------------------------------------------------------
                                                 299          --       (231)           --                  68
--------------------------------------------------------------------------------------------------------------
FISCAL 2001 PLAN
Exited leased facilities                         483          --       (359)           --                 124
--------------------------------------------------------------------------------------------------------------
                                                 483          --       (359)           --                 124
--------------------------------------------------------------------------------------------------------------
Total for all plans                          $   782     $ 4,134    $(2,448)       $   --             $ 2,468
==============================================================================================================

2005 Annual Report o EXFO :: 34

FUTURE INCOME TAX ASSETS AND RESEARCH AND DEVELOPMENT TAX CREDITS RECOVERABLE

During fiscal 2003, the company reviewed the carrying value of its future income tax assets and its research and development tax credits recoverable. Considering market conditions and because the company recorded losses in fiscal 2002 and 2003, it concluded that it was more likely than not that its future income tax assets and some of its non-refundable research and development tax credits were not recoverable and that a valuation allowance and a write-off were required. Accordingly, the company recorded a full valuation allowance of $28,385,000 against its future income tax assets, mainly related to the parent company, EXFO Protocol and EXFO Burleigh and wrote off $2,297,000 in non-refundable research and development tax credits related to EXFO Protocol. The valuation allowance was included in the income taxes in the statement of earnings for the year ended August 31, 2003 (note
16). Research and development tax credit write-offs were included in the net research and development expenses in the statement of earnings for that same year (note 15).

5 | INVENTORIES

As at August 31,                                            2005            2004

Raw materials                                           $  9,373        $  7,244
Work in progress                                             934           1,370
Finished goods                                             7,442           6,757
                                                        $ 17,749        $ 15,371


6 | PROPERTY, PLANT AND EQUIPMENT

---------------------------------------------------------------------------------------
As at August 31 ,                                    2005                         2004
---------------------------------------------------------------------------------------
                                              Accumulated                  Accumulated
                                      Cost   amortization         Cost    amortization
---------------------------------------------------------------------------------------
Land and land improvements        $  3,179        $   815      $ 2,868         $   558
Buildings                            9,206          2,250        8,311           1,699
Equipment                           33,216         29,553       29,110          23,422
Leasehold improvements               2,395          1,659        2,110           1,278
---------------------------------------------------------------------------------------
                                    47,996        $34,277       42,399         $26,957
                                                  -------                      =======
Less: Accumulated amortization      34,277                      26,957
------------------------------------------                     -------
                                  $ 13,719                     $15,442
==========================================                     =======

As at August 31, 2004 and 2005, unpaid purchases of property, plant and equipment amounted to $358,000 and $111,000, respectively.

7 | INTANGIBLE ASSETS AND GOODWILL

--------------------------------------------------------------------------------------
As at August 31 ,                                    2005                         2004
--------------------------------------------------------------------------------------
                                              Accumulated                  Accumulated
                                      Cost   amortization         Cost    amortization
--------------------------------------------------------------------------------------
Core technology                    $35,554       $ 32,214      $32,815        $ 25,733
Software                             6,607          4,345        5,847           3,482
--------------------------------------------------------------------------------------
                                    42,161       $ 36,559       38,662        $ 29,215
                                                 --------                     ========
Less: Accumulated amortization      36,559                      29,215
------------------------------------------                     -------
                                   $ 5,602                     $ 9,447
==========================================                     =======

Amortization expenses for intangible assets in each of the next five fiscal years will amount to $3,190,000 in 2006, $893,000 in 2007, $429,000 in 2008,
$352,000 in 2009 and $325,000 in 2010.

                                               2005 Annual Report o EXFO :: 35

Changes in the  carrying  value of goodwill  are as follows:

------------------------------------------------------------------------------
As at August 31,                                           2005           2004
------------------------------------------------------------------------------
Balance - Beginning of year                            $ 18,393       $ 17,673
Foreign currency translation adjustment                   1,977            720
------------------------------------------------------------------------------
Balance - End of year (note 19)                        $ 20,370       $ 18,393
==============================================================================

8 | CREDIT FACILITIES

The company has a line of credit which provides for advances of up to Cdn$10,000,000 (US$8,411,000). This line of credit, which is renewable annually, bears interest at prime rate (prime rate in 2004). Short-term investments, accounts receivable, inventories and all tangible and intangible assets of the company were pledged as collateral against this line of credit. As at August 31, 2005, an amount of Cdn$3,163,000 (US$2,661,000) was reserved from this line of credit for letters of guarantee and forward exchange contracts.

9 | ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

-------------------------------------------------------------------------------
As at August 31,                                           2005           2004
-------------------------------------------------------------------------------
Trade                                                   $ 5,781        $ 4,484
Salaries and social benefits                              4,526          3,932
Warranty                                                    725            390
Tax on capital                                              538            526
Restructuring charges (notes 4 and 20)                      150          1,169
Other                                                       481            892
-------------------------------------------------------------------------------
                                                        $12,201        $11,393
==============================================================================

Changes in the warranty provision are as follows:

-------------------------------------------------------------------------------
As at August 31,                                           2005           2004
-------------------------------------------------------------------------------
Balance - Beginning of year                              $  390          $ 687
Provision                                                   869            564
Settlements                                                (583)          (889)
Foreign currency translation adjustment                      49             28
-------------------------------------------------------------------------------
Balance - End of year                                    $  725          $ 390
===============================================================================

10 | LONG-TERM DEBT

As at August 31,                                           2005           2004
------------------------------------------------------------------------------
Loans collateralized by equipment, bearing interest
   at 9.6%, repayable in monthly instalments of
   $13,000 including principal and interest, maturing
   in 2008                                               $  332          $ 453
Less: Current portion                                       134            121
------------------------------------------------------------------------------
                                                         $  198          $ 332
==============================================================================

As at August 31, 2005, minimum principal repayments required in each of the next three years will amount to $134,000 in 2006, $147,000 in 2007 and $51,000 in 2008.

2005 Annual Report o EXFO :: 36

11 | COMMITMENTS

The company entered into operating leases for certain of its premises and equipment, which expire at various dates through May 2011. As at August 31, 2005, minimum rentals payable under these operating leases in each of the next five years will amount to $1,050,000 in 2006, $952,000 in 2007, $632,000 in
2008,  $584,000 in 2009 and $594,000 in 2010. As at August 31, 2005, the total commitment under these operating leases amounts to $4,247,000.

For the years ended August 31, 2003, 2004 and 2005, rental expenses amounted to $1,718,000, $1,219,000 and $1,370,000, respectively (note 20).

12 | CONTINGENCIES

CLASS ACTION
On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company's registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company's Initial Public offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company's Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at pre-determined prices.

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of the company's underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company's registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company's stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs' amended complaint and judgment was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2003, a committee of the company's Board of Directors conditionally approved a proposed settlement between the issuer defendants, the individual defendants, and the plaintiffs. If approved, the settlement would provide, among other things, a release of the company and of the individual defendants for the conduct alleged in the action to be wrongful in the amended complaint. The company would agree to undertake other responsibilities under the settlement, including agreeing to assign away, not assert, or release certain potential claims the company may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by the company's insurance carriers.

On June 25, 2004, the Plaintiffs moved for Preliminary Approval of the settlement. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005, and completed by January 15, 2006. The settlement fairness hearing has been set for April 26, 2006. Following the hearing, if the court determines that the settlement is fair to the class members, the settlement will be approved. There can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all. Therefore, it is not possible to predict the final outcome of the case, nor determine the amount of any possible losses. If the settlement process fails, the company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the consolidated financial statements as at August 31, 2005.

LETTERS OF  GUARANTEE
As at August 31, 2005, in the normal course of its operations, the company had outstanding letters of guarantee of Cdn$1,418,000 (US$1,193,000), which expire at various dates through fiscal 2008 and that were reserved from the line of credit.

                                               2005 Annual Report o EXFO :: 37

13 | SHARE CAPITAL

Authorized -- unlimited as to number, without par value
     Subordinate voting and participating, bearing a non-cumulative dividend to be determined by the Board of Directors, ranking pari passu with multiple voting shares
     Multiple voting and participating, entitling to ten votes each, bearing a non-cumulative dividend to be determined by the Board of Directors, convertible at the holder's option into subordinate voting shares on a one-for-one basis, ranking pari passu with subordinate voting shares

The following table summarizes the share capital activity since August 31, 2002:


------------------------------------------------------------------------------------------------------------
                                           Multiple voting shares            Subordinate voting shares
------------------------------------------------------------------------------------------------------------
                                              Number       Amount         Number      Amount  Total amount
------------------------------------------------------------------------------------------------------------
Balance as at August 31, 2002             37,900,000      $    1      23,565,185   $ 489,610     $ 489,611
Business combination (note 3)                     --          --       1,479,290       2,796         2,796
Exercise of stock options (note 14)               --          --          25,498          45            45
Exercise of stock awards (note 14)                --          --          69,935          --            --
Redemption                                        --          --         (21,515)        (16)          (16)
Resale                                            --          --          21,515          16            16
------------------------------------------------------------------------------------------------------------
Balance as at August 31, 2003             37,900,000           1      25,139,908     492,451       492,452
Public offering (1)                               --          --       5,200,000      29,164        29,164
Exercise of stock options (note 14)               --          --         111,071         254           254
Exercise of stock awards (note 14)                --          --          89,504          --            --
Redemption                                        --          --          (5,340)         (5)           (5)
Resale                                            --          --           5,340           5             5
Share issue expenses                              --          --              --        (137)          (137)
------------------------------------------------------------------------------------------------------------
Balance as at August 31, 2004             37,900,000           1      30,540,483     521,732       521,733
Exercise of stock options (note 14)               --          --          71,699         148            148
Exercise of stock awards (note 14)                --          --          53,592          --             --
Share issue expenses                              --          --              --          (6)            (6)
------------------------------------------------------------------------------------------------------------
Balance as at August 31, 2005             37,900,000      $    1      30,665,774   $ 521,874       $521,875
============================================================================================================

(1) On February 12, 2004, pursuant to a Canadian public offering, the company issued 5,200,000 subordinate voting shares for net proceeds of $29,164,000 (Cdn$38,438,400), after deduction of underwriting commission of $1,215,000 (Cdn$1,601,000). The net proceeds of this offering were invested in commercial paper that is presented in the short-term investments in the balance sheet (note 18).


2005 Annual Report o EXFO :: 38

14 | STOCK-BASED COMPENSATION PLANS

The maximum number of subordinate voting shares issuable under the Long-Term Incentive Plan and the Deferred Share Unit Plan cannot exceed 6,306,153 shares. The maximum number of subordinate voting shares that may be granted to any individual on an annual basis cannot exceed 5% of the number of outstanding subordinate voting shares.

LONG-TERM INCENTIVE PLAN
In May 2000, the company established a Stock Option Plan for directors, executive officers, employees and consultants and those of the company's subsidiaries, as determined by the Board of Directors. In January 2005, the company made certain amendments to the existing Stock Option Plan, including the renaming of the plan to Long-Term Incentive Plan, which includes stock options and restricted share units.

STOCK OPTIONS
The exercise price of stock options granted under the Long-Term Incentive Plan is the market price of the common shares on the date of grant. Stock options granted under the plan generally expire ten years from the date of grant. Stock options granted under the plan generally vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. The Board of Directors may accelerate the vesting of any or all outstanding stock options upon the occurrence of a change of control.

The following table summarizes stock option activity since August 31, 2002:

Years ended August 31,                                     2005                       2004                       2003
-----------------------------------------------------------------------------------------------------------------------
                                                       Weighted                   Weighted                   Weighted
                                                        average                    average                    average
                                         Number  exercise price     Number  exercise price     Number  exercise price
                                                         (Cdn$)                     (Cdn$)                     (Cdn$)
-----------------------------------------------------------------------------------------------------------------------
Outstanding -- Beginning of year      2,934,518            $ 21  3,176,613            $ 23  2,597,574            $ 34
    Granted                             246,233               6    536,500               5  1,268,450               3
    Exercised                           (71,699)             (3)  (111,071)             (3)   (25,498)             (3)
    Forfeited                          (345,293)            (27)  (667,524)            (23)  (663,913)            (25)
-----------------------------------------------------------------------------------------------------------------------
Outstanding -- End of year            2,763,759            $ 19  2,934,518            $ 21  3,176,613            $ 23
-----------------------------------------------------------------------------------------------------------------------
Exercisable -- End of year            1,650,404            $ 28  1,331,707            $ 32  1,068,595            $ 33
=======================================================================================================================

The weighted average grant-date fair value of stock options granted during fiscal 2004 and 2005 amounted to $2.73 and $3.51, respectively.

The fair value of stock options granted in fiscal 2003 (for pro forma only), 2004 and 2005 was estimated using the Black-Scholes options valuation model with the following weighted average assumptions:

Years ended August 31,                            2005      2004           2003
--------------------------------------------------------------------------------
Risk-free interest rate                           3.6%      2.7%           4.8%
Expected volatility                                95%      100%            80%
Dividend yield                                     Nil       Nil            Nil
Expected life                                66 months    49 months   36 months


If the fair value-based method had been applied to stock options granted prior to September 1, 2003 and outstanding as at August 31, 2003, 2004 and 2005, the net loss and the net loss per share would have been as follows on a pro forma basis:

Years ended August 31,                            2005      2004         2003
------------------------------------------------------------------------------
Net loss for the year                         $ (1,634) $ (8,424)   $ (54,950)
Pro forma adjustment for stock-based
   compensation costs                              131      (174)        (683)
------------------------------------------------------------------------------
Pro forma net loss for the year               $ (1,503) $ (8,598)   $ (55,633)
------------------------------------------------------------------------------
Basic and diluted net loss per share          $  (0.02) $  (0.13)   $   (0.87)
Basic and diluted pro forma net loss
   per share                                  $  (0.02) $  (0.13)   $   (0.88)

                                               2005 Annual Report o EXFO :: 39

The following table summarizes information about stock options as at August 31, 2005:

                                        Stock options outstanding           Stocks options exercisable
------------------------------------------------------------------------------------------------------
                                            Weighted             Weighted                     Weighted
                                             average    average remaining                      average
                                Number      exercise     contractual life          Number     exercise
Exercise price                                 price                                             price
(Cdn$)                                        (Cdn$)                                            (Cdn$)
------------------------------------------------------------------------------------------------------
$2.50 to $3.36                 542,054        $ 2.50        7.1 years             226,993       $ 2.50
$3.96 to $5.60                 620,342          5.04        5.2 years             122,275         4.78
$6.22 to $9.02                 243,770          6.53        8.4 years              70,397         7.01
$14.27 to $20.00               507,446         15.87        6.2 years             380,592        15.87
$29.70 to $43.00               600,846         36.29        5.2 years             600,846        36.29
$51.25 to $68.17               205,771         65.83        5.0 years             205,771        65.83
$83.66                          43,530         83.66        5.0 years              43,530        83.66
------------------------------------------------------------------------------------------------------
                             2,763,759       $ 19.22        6.0 years           1,650,404      $ 28.28
======================================================================================================

RESTRICTED SHARE UNITS (RSUS)

RSUs are "phantom" shares that rise and fall in value based on the value of the company's subordinate voting shares and are redeemable for actual subordinate voting shares or cash at the discretion of the Board of Directors on the vesting dates established by the Board of Directors at the time of grant. The vesting dates are subject to a minimum term of three years and a maximum term of ten years from the award date. RSUs granted under the plan expire at the latest ten years from the date of grant.

During fiscal 2005, the company granted 176,185 RSUs that were outstanding as at August 31, 2005. However, none of them were exercisable at that date. As at August 31, 2005, the weighted average remaining contractual life of the outstanding RSUs was 9.4 years. The weighted average grant-date fair value of these RSUs was $4.68.

DEFERRED SHARE UNIT PLAN

In January 2005, the company established a Deferred Share Unit (DSU) Plan for the members of the Board of Directors as part of their annual retainer fees. Each DSU entitles the Board members to receive one subordinate voting share. DSUs are acquired on the date of grant and will be redeemed in subordinate voting shares when the Board member will cease to be Director of the company.

During fiscal 2005, the company granted 23,734 DSUs that were outstanding as at August 31, 2005 to the members of the Board of Directors.

The weighted average grant-date fair value of these DSUs was $4.47.

STOCK APPRECIATION RIGHTS PLAN
In August 2001, the company established the Stock Appreciation Rights Plan for certain employees. Under that plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the common shares on the date of exercise and the exercise price determined on the date of grant. Stock appreciation rights granted under the plan generally expire ten years from the date of grant. Stock appreciation rights vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant.

Considering the market price of the common shares of $4.67 as at August 31, 2005, compensation cost for those stock appreciation rights was nominal as at August 31, 2005.

The following table summarizes stock appreciation rights activity since August 31, 2002:

Years ended August 31,                                     2005                       2004                       2003
-----------------------------------------------------------------------------------------------------------------------
                                                       Weighted                   Weighted                   Weighted
                                                        average                    average                    average
                                         Number  exercise price     Number  exercise price     Number  exercise price
-----------------------------------------------------------------------------------------------------------------------
Outstanding -- Beginning of year         13,000            $ 16      9,000            $ 24     10,000            $ 26
    Granted                               6,000               4      6,000               5      5,000               2
    Forfeited                                --              --     (2,000)            (19)    (6,000)             (9)
-----------------------------------------------------------------------------------------------------------------------
Outstanding -- End of year               19,000            $ 12     13,000            $ 16      9,000            $ 24
=======================================================================================================================
Exercisable -- End of year                7,500            $ 24      4,250            $ 30      3,500            $ 30
=======================================================================================================================

2005 Annual Report o EXFO :: 40

The following table summarizes information about stock appreciation rights as at August 31, 2005:

                              Stock appreciation            Stock appreciation
                              rights outstanding            rights exercisable
------------------------------------------------------------------------------
                                             Weighted
                                    average remaining
Exercise price              Number   contractual life                 Number
------------------------------------------------------------------------------
$2.10                        2,000          7.6 years                  1,000
$4.51 to $4.65              12,000          9.0 years                  1,500
$22.25                       2,500          5.4 years                  2,500
$45.94                       2,500          5.0 years                  2,500
------------------------------------------------------------------------------
                            19,000          7.9 years                  7,500
==============================================================================


RESTRICTED STOCK AWARD PLAN

In December 2000, the company established a Restricted Stock Award Plan for employees of EXFO Burleigh. This plan expired in December 2004. Each stock award entitled employees to receive one subordinate voting share at a purchase price of nil. Stock awards granted under the plan vested over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. According to the plan, upon the involuntary termination of a member of the defined management team, all outstanding restricted stock awards granted to such an employee automatically vested.

The following table summarizes restricted stock awards activity since August 31, 2002:

Years ended August 31,                       2005            2004         2003
-------------------------------------------------------------------------------
Outstanding -- Beginning of year           53,592         143,096      215,249
Exercised                                 (53,592)        (89,504)     (69,935)
Forfeited                                      --              --       (2,218)
-------------------------------------------------------------------------------
Outstanding -- End of year                     --          53,592      143,096
===============================================================================

15 | OTHER DISCLOSURES

NET RESEARCH AND DEVELOPMENT EXPENSES

Net research and development expenses comprise the following:

--------------------------------------------------------------------------------------------
Years ended August 31 ,                                     2005         2004         2003
--------------------------------------------------------------------------------------------
Gross research and development expenses                 $  15,878    $  15,668     $ 17,133
Research and development tax credits and grants            (3,688)      (3,278)      (3,551)
Research and development tax credit write-offs (note 4)        --           --        2,297

--------------------------------------------------------------------------------------------
                                                        $  12,190    $  12,390     $ 15,879
============================================================================================

Tax credits written off in fiscal 2003 can be carried forward against future years' income taxes payable over the next eight years.


                                              2005 Annual Report o EXFO ::  41

GOVERNMENT GRANTS

During 1998, the company entered into an agreement with the Quebec Minister of Industry, Commerce, Science and Technology (the "Minister"). Pursuant to this agreement, the Minister agreed to contribute, in the form of grants, up to a maximum of Cdn$2,220,000 (US$1,867,000) over the period from January 1, 1998, through December 31, 2002, payable based on the number of full-time jobs created during the period.

The above grants are subject to the condition that jobs created pursuant to the agreement be maintained for a period of at least five years from the date of creation. Should this condition not be met by the company, the Minister may enforce various recourse options, which include suspension or cancellation of the agreement or repayment of amounts received by the company. Since the beginning of this program, the company has claimed the maximum amount of Cdn$2,220,000 (US$1,867,000), of which Cdn$770,000 (US$647,000) was credited to earnings. The balance of Cdn$1,450,000 (US$1,220,000) was included in government grants in the balance sheet. This latter amount will be recognized upon the final approval by the sponsor of the program.

Furthermore, since 2000, companies operating in the Quebec City area are eligible for a refundable credit granted by the Quebec provincial government. This credit is earned based on the increase of eligible production and marketing salaries incurred in the Quebec City area at a rate of 40%. Since 2000, the company has claimed a total of Cdn$5,815,000 (US$4,891,000) under this program, of which Cdn$5,041,000 (US$4,239,000) was credited to earnings, the balance of Cdn$774,000 (US$652,000) was included in government grants in the balance sheet. This latter amount will be recognized in the statement of earnings upon the final approval of eligible salaries by the sponsor of the program.

Should repayments of any amounts received pursuant to these agreements be required, such repayments, less related deferred revenue, will be charged to earnings as the amount of any repayment becomes known.

Following is a summary of the classification of these and certain other grants and credits (government grants) in the statements of earnings of the reporting years.

Cost of sales for the years ended August 31, 2003, 2004 and 2005, is net of government grants of $518,000, $3,000 and $89,000, respectively.

Selling and administrative expenses for the years ended August 31, 2003, 2004 and 2005, are net of government grants of $286,000, $5,000 and $32,000, respectively.

Research and development expenses for the years ended August 31, 2003, 2004 and 2005, are net of government grants of $45,000, $80,000 and $22,000, respectively.

DEFINED CONTRIBUTION PLANS

The company maintains separate defined contribution plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

    o    Deferred profit-sharing plan

         The company maintains a plan for certain eligible Canadian resident employees, under which the company may elect to contribute an amount equal to 1% (until May 2005 and 2% thereafter) of an employee's gross salary, provided that the employee has contributed at least 2% of his/her gross salary to a tax-deferred registered retirement savings plan. Cash contributions to this plan and expenses for the years ended August 31, 2003, 2004 and 2005, amounted to Cdn$93,000 (US$63,000), Cdn$141,000 (US$106,000) and Cdn$221,000 (US$179,000),
         respectively.

    o    401K  plan

         The company maintains a 401K plan for eligible U.S. resident employees. Under this plan, the company must contribute an amount equal to 3% of an employee's current compensation. During the years ended August 31, 2003, 2004 and 2005, the company recorded cash contributions and expenses totaling $253,000, $187,000 and $134,000, respectively.


2005 Annual Report o EXFO ::  42

16 | INCOME TAXES

The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:


---------------------------------------------------------------------------------------------
Years ended August 31,                                         2005        2004        2003
---------------------------------------------------------------------------------------------
Income tax provision at combined Canadian federal and
  provincial statutory tax rate (31 % in 2005, 32% in
  2004 and 34% in 2003)                                    $    307    $ (3,011)   $(13,563)
Increase (decrease) due to:
Foreign income taxed at different rates                        (580)       (767)       (999)
Non-taxable income                                             (827)       (128)       (298)
Non-deductible expenses                                         784       1,205        1609
Tax deductions                                                  (81)       (169)        (80)
Reduction of Canadian federal statutory tax rate                 --         274          92
Effect of consolidation of subsidiaries                        (209)     (1,384)        184
Previous year tax recovery upon a tax assessment                 --      (1,406)       (645)
Other                                                          (146)        446         374
Change in valuation allowance                                 3,375       3,954      28,385
---------------------------------------------------------------------------------------------
                                                           $  2,623    $   (986)   $ 15,059
---------------------------------------------------------------------------------------------
The income tax provision consists of the following:
Current
   Canadian                                                $  2,513    $   (577)   $  4,829
   United States                                                  6          --        (247)
   Other                                                        104        (409)        339
---------------------------------------------------------------------------------------------
                                                              2,623        (986)      4,921
Future
   Canadian                                                    (569)     (1,104)    (13,553)
   United States                                             (1,988)     (2,448)     (4,307)
   Other                                                       (206)       (402)       (387)
---------------------------------------------------------------------------------------------
                                                             (2,763)     (3,954)    (18,247)
Valuation allowance
    Canadian                                                    569       1,104      20,359
    United States                                             1,988       2,448       7,374
    Other                                                       206         402         652
---------------------------------------------------------------------------------------------
                                                              2,763       3,954      28,385
---------------------------------------------------------------------------------------------
                                                           $  2,623    $   (986)   $ 15,059
---------------------------------------------------------------------------------------------
Details of the company's income taxes:
    Earnings (loss) before income taxes
       Canadian                                            $  3,092    $ (7,740)   $(20,449)
       United States                                           (953)     (5,879)    (13,116)
       Other                                                 (1,150)      4,209      (6,326)
---------------------------------------------------------------------------------------------
                                                           $    989    $ (9,410)   $(39,891)
=============================================================================================

     Most of the company's income tax provision for fiscal 2005 represents income taxes payable at the Canadian federal level, which are reduced by research and development tax credits that are recorded against gross research and development expenses.

                                              2005 Annual Report o EXFO ::  43

Significant   components  of  the  company's  future  income  tax  assets  and liabilities are as follows:

----------------------------------------------------------------
As at August 31,                               2005        2004
----------------------------------------------------------------
 Future income tax assets
    Long-lived assets                      $  4,902    $  3,291
    Provisions and accruals                   7,406       8,755
    Government grants                           209         188
    Deferred revenue                            318         336
    Share issue expenses                        590         657
    Research and development expenses         7,292       5,064
    Losses carried forward                   18,424      15,110
----------------------------------------------------------------
                                             39,141      33,401
Valuation allowance                         (38,406)    (32,613)
----------------------------------------------------------------
                                                735         788
Future income tax liabilities
    Research and development tax credits       (735)       (788)
----------------------------------------------------------------
Future income tax assets, net              $     --    $     --
===============================================================

As at August 31, 2005, the company had available operating losses in several tax jurisdictions, against which a full valuation allowance of $18,424,000 was established. The following table summarizes the year of expiry of these operating losses by tax jurisdiction:

--------------------------------------------------------------------------
                                    Canada                   United States
Year of expiry            Federal          Provincial            and Other
--------------------------------------------------------------------------
      2006            $    63,000         $        --         $        --
      2007              1,710,000              73,000             206,000
      2008              5,614,000              61,000           1,916,000
      2009              5,921,000           3,563,000             571,000
      2010              4,211,000           2,211,000             257,000
      2014                 81,000                  --                  --
      2015              1,775,000          1 ,778,000                  --
      2022                     --                  --           9,025,000
      2023                     --                  --          10,517,000
      2024                     --                  --           6,818,000
      2025                     --                  --           8,207,000
      Indefinite        2,041,000           2,349,000           1,750,000
--------------------------------------------------------------------------
                      $21,416,000         $10,035,000         $39,267,000
==========================================================================

In addition to operating losses, as at August 31, 2005, the company had available research and development expenses in Canada amounting to $24,420,000 at the federal level and $20,668,000 at the provincial level, against which a full valuation allowance of $7,292,000 was established. These expenses can be carried forward indefinitely against future years' taxable income in their respective tax jurisdiction.

2005 Annual Report o EXFO ::  44

17 | LOSS PER SHARE

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

Years ended August 31,                            2005        2004        2003
------------------------------------------------------------------------------
Basic weighted average number of shares
   outstanding  (000's)                         68,526      66,020      62,852
Dilutive effect of stock options (000's)           422         502         301
Dilutive effect of restricted stock
   awards (000's)                                   17          93         164
Dilutive effect of deferred share
   units (000's)                                     8          --          --
Dilutive effect of restricted share
   units (000's)                                     8          --          --
------------------------------------------------------------------------------
Diluted weighted average number of shares
   outstanding (000's)                          68,981      66,615      63,317
------------------------------------------------------------------------------

Stock options excluded from the calculation of
   the diluted weighted average number of
   shares because their exercise price was
   greater than the average market price of
   the common shares (000's)                     1,962       2,128       2,533
------------------------------------------------------------------------------

The diluted net loss per share for the years ended August 31, 2003, 2004 and 2005, was the same as the basic net loss per share since the dilutive effect of stock options, restricted stock awards, deferred share units and restricted share units should not be included in the calculation; otherwise, the effect would be anti-dilutive. Accordingly, diluted net loss per share for those years was calculated using the basic weighted average number of shares outstanding.

18 | FINANCIAL INSTRUMENTS

SHORT-TERM INVESTMENTS
Short-term investments consist of the following:

As at August 31,                                                         2005         2004
------------------------------------------------------------------------------------------
Commercial paper denominated in Canadian dollars, bearing
 interest at annual rates of 2.44% to 2.75% in 2005 and 2.00%
 to 2.14% in 2004, maturing on different dates between
 September 2005 and January 2006 in fiscal 2005, and October
 2004 and January 2005 in fiscal 2004                               $ 104,883     $ 65,359
Mutual funds denominated in Canadian dollars                               --       18,610
------------------------------------------------------------------------------------------
                                                                    $ 104,883     $ 83,969
==========================================================================================

FAIR VALUE
Cash,   accounts   receivable,   as  well  as  accounts  payable  and  accrued
liabilities, are financial instruments whose carrying values approximate their fair values.

The fair value of the long-term debt amounted to $481,000 and $344,000 as at August 31, 2004 and 2005.

The fair value of short-term investments, based on market value, amounted to $83,969,000 and $104,883,000 as at August 31, 2004 and 2005, respectively.

The fair value of forward exchange contracts, which represents the difference between their contractual amounts and their current trading value, amounted to an unrecognized gain of $1,975,000 and $2,937,000 as at August 31, 2004 and 2005, respectively.

CREDIT RISK
Financial instruments that potentially subject the company to credit risk consist primarily of cash, short-term investments, accounts receivable and forward exchange contracts. The company's short-term investments consist of debt instruments issued by six (seven in 2004) high-credit quality corporations and trusts. The company's cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be remote.

                                              2005 Annual Report o EXFO ::  45

Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $510,000 and $352,000 as at August 31, 2004 and 2005, respectively.

INTEREST RATE RISK
As at August 31, 2005, the company's exposure to interest rate risk is summarized as follows:

------------------------------------------------------------------------------
Cash                                                      Non-interest bearing
Short-term investments                                      As described above
Accounts receivable                                       Non-interest bearing
Accounts payable and accrued liabilities                  Non-interest bearing
Long-term debt                                         As described in note 10
------------------------------------------------------------------------------

FORWARD EXCHANGE CONTRACTS
The company is exposed to currency risks as a result of its export sales of products manufactured in Canada, substantially all of which are denominated in US dollars. These risks are partially hedged by forward exchange contracts and certain operating expenses. As at August 31, 2004 and 2005, the company held contracts to sell US dollars at various forward rates, which are summarized as follows:

-------------------------------------------------------------------------------
                                                               Weighted average
                                 Contractual amounts  contractual forward rates
-------------------------------------------------------------------------------
As at August 31, 2004
   September 2004 to August 2005             $ 7,480                     1.5427
   September 2005 to March 2007                8,400                     1.3622
As at August 31, 2005
   September 2005 to August 2006            $ 26,000                     1.2630
   September 2006 to November 2007             7,600                     1.2500
-------------------------------------------------------------------------------


19 | SEGMENT INFORMATION

In September 2003, the company reorganized its business under two reportable segments: the Telecom Division and the Life Sciences and Industrial Division. The Telecom Division offers integrated test solutions to network service providers, cable operators, system vendors and component manufacturers throughout the global telecommunications industry. The Life Sciences and Industrial Division mainly leverages developed and acquired core telecom technologies for high-precision assembly and research sectors.

The reporting structure reffects how the company manages its business and how it classifies its operations for planning and measuring performance.

Until August 31, 2003, the company was organized under one reportable segment, being the development, manufacturing and marketing of fiber-optic test, measurement and monitoring solutions for the global telecommunications industry.

The following tables present information by segment:

-------------------------------------------------------------------------------------------
                                                            Life Sciences
                                                            and Industrial
Year ended August 31 , 2005              Telecom Division     Division               Total
-------------------------------------------------------------------------------------------
Sales Earnings (loss) from operations     $    80,120         $    17,096        $  97,216
Unallocated items:                        $       763         $      (962)       $    (199)
Interest and other income                                                            2,524
Foreign exchange loss                                                               (1,336)
-------------------------------------------------------------------------------------------
Earnings before income taxes                                                           989
Income taxes                                                                         2,623
-------------------------------------------------------------------------------------------
Net loss for the year                                                            $  (1,634)
===========================================================================================
Amortization of capital assets            $     6,504         $     2,588        $   9,092
===========================================================================================
Stock-based compensation costs            $       897         $        66        $     963
===========================================================================================
Capital expenditures                      $     1,408         $        93        $   1,501
===========================================================================================

2005 Annual Report o EXFO ::  46

-------------------------------------------------------------------------------------------
                                                            Life Sciences
                                                            and Industrial
Year ended August 31 , 2004              Telecom Division     Division               Total
-------------------------------------------------------------------------------------------
Sales                                     $    58,882         $    15,748        $  74,630
Loss from operations                      $    (5,557)        $    (5,013)       $ (10,570)
Unallocated items:
Interest and other income                                                            1,438
Foreign exchange loss                                                                 (278)
-------------------------------------------------------------------------------------------
Loss before income taxes                                                            (9,410)
Income taxes                                                                          (986)
-------------------------------------------------------------------------------------------
Net loss for the year                                                            $  (8,424)
===========================================================================================
Amortization of capital assets            $     6,643         $     3,372        $  10,015
===========================================================================================
Stock-based compensation costs            $       417         $        32        $     449
===========================================================================================
Impairment of long-lived assets (note 4)  $       620         $        --        $     620
===========================================================================================
Restructuring and other charges (note 4)  $        --         $     1,261        $   1,261
===========================================================================================
Capital expenditures                      $       607         $       244        $     851
===========================================================================================

-------------------------------------------------------------------------------------------
                                                            Life Sciences
                                                            and Industrial
Year ended August 31, 2003               Telecom Division     Division               Total
-------------------------------------------------------------------------------------------
Sales                                     $    48,753         $    13,177        $  61,930
-------------------------------------------------------------------------------------------

Comparative information for fiscal 2003 for the loss from operations and related information as well as capital expenditures is not provided for each reportable segment because this information is not available and is impracticable to determine.

Total assets by reportable segment are detailed as follows:

As at August 31,                                        2005             2004
------------------------------------------------------------------------------
Telecom Division                                   $  64,655        $  60,284
Life Sciences and Industrial Division                 11,449           15,094
Unallocated assets                                   114,853           97,413
------------------------------------------------------------------------------
                                                   $ 190,957        $ 172,791
==============================================================================

Unallocated assets are comprised of cash, short-term investments and income taxes and tax credits recoverable.

Carrying value of goodwill by reportable segment is detailed as follows:

As at August 31,                                        2005             2004
------------------------------------------------------------------------------
Telecom Division                                    $ 16,092        $  14,530
Life Sciences and Industrial Division                  4,278            3,863
------------------------------------------------------------------------------
                                                    $ 20,370        $  18,393
==============================================================================

Sales to external customers by geographic region are detailed as follows:
-----------------------------------------------------------------------------
Years ended August 31,                        2005        2004          2003
-----------------------------------------------------------------------------
United States                             $ 56,282     $ 40,019     $ 31,561
Canada                                       6,830        5,818        4,806
Latin America                                3,127        3,547        4,467
-----------------------------------------------------------------------------
                                            66,239       49,384       40,834

Europe, Middle East and Africa              19,396       13,706       11,092
Asia-Pacific                                11,581       11,540       10,004
-----------------------------------------------------------------------------
                                          $ 97,216     $ 74,630     $ 61,930
=============================================================================

                                              2005 Annual Report o EXFO ::  47

Sales were allocated to geographic regions based on the country of residence of the related customers. In fiscal 2004 and 2005, one customer represented more than 10% of sales with 13.8% of sales ($10,325,000) in fiscal 2004 and 23.3% ($22,629,000) in fiscal 2005. In fiscal 2003, no single customer accounted for 10% of sales or more. For fiscal 2004 and 2005, the most important customer purchased from the Telecom Division.

Long-lived assets by geographic region are detailed as follows:

As at August 31,                                        2005             2004
------------------------------------------------------------------------------
Canada                                              $ 35,690         $ 37,948
United States                                          5,601            6,934
------------------------------------------------------------------------------
                                                    $ 41,291         $ 44,882
==============================================================================

Long-lived assets consist of property, plant and equipment, the long-lived asset held for sale, intangible assets and goodwill.


20 | RELATED PARTY TRANSACTIONS

In fiscal 2003, the company acquired a building from a company owned by the President of EXFO for a cash consideration of $930,000. This transaction was measured at the fair market value since it was not conducted during the normal course of operations, the change in ownership interest in the building was substantive and the fair market value was supported by an independent appraisal.

For the years ended August 31, 2003 and 2004, the company leased facilities from the company owned by the President of EXFO. The annual rental expense amounted to $331,000 and nil, respectively. The rental expense for fiscal 2003 included $234,000 for future payments on an exited leased facility; this expense was recorded in the restructuring and other charges in the statement of earnings for that year (notes 4 and 9).

As at August 31, 2004, restructuring charges payable included $194,000 due to the company owned by the President of the EXFO in connection with this exited leased facility. However, in September 2004, EXFO was released from its obligations under that lease, and it paid the full amount due to the related company. These rental expenses were measured at the fair market value since they were incurred during the normal course of operations.



2005 Annual Report o EXFO ::  48

21 | UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As a registrant with the Securities and Exchange Commission in the United States (SEC), the company is required to reconcile its financial statements for significant differences between generally accepted accounting principles as applied in Canada (Canadian GAAP) and those applied in the United States (U.S. GAAP). Furthermore, additional significant disclosures required under U.S. GAAP and Regulation S-X of the SEC are also provided in the accompanying financial statements and notes. The following summarizes the significant quantitative differences between Canadian and U.S. GAAP, as well as other significant disclosures required under U.S. GAAP and Regulation S-X of the SEC not already provided in the accompanying financial statements.

RECONCILIATION OF NET LOSS TO CONFORM TO U.S. GAAP
The following summary sets out the significant differences between the company's reported net loss and net loss per share under Canadian GAAP as compared to U.S. GAAP. Please see corresponding explanatory notes in the Reconciliation Items section.

Years ended August 31,                                               2005              2004             2003
-------------------------------------------------------------------------------------------------------------
Net loss for the year in accordance with Canadian GAAP           $ (1,634)       $   (8,424)       $ (54,950)
Stock-based compensation costs                            a)           --              (867)            (832)
Unrealized gains (losses) on forward exchange contracts   b)       (1,286)             (280)           1,645
Amortization of intangible assets                         c)           --                --              832
Write-down of goodwill and intangible assets              c)           --                --            6,178
Income tax effect on reconciliation items                              --                --           (1,074)
-------------------------------------------------------------------------------------------------------------
Net loss for the year in accordance with U.S. GAAP                 (2,920)           (9,571)         (48,201)
Other comprehensive income (loss)
Foreign currency translation adjustment                            15,669             5,969           15,089
Unrealized gains on forward exchange contracts            b)        2,313               689               --
Reclassification of losses on forward
  exchange contracts in net loss                          b)          (65)               --               --
-------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                      $ 14,997        $   (2,913)      $  (33,112)
=============================================================================================================
Basic and diluted net loss per share in accordance
  with U.S. GAAP                                                 $  (0.04)       $    (0.14)      $    (0.77)
Basic weighted average number of shares outstanding (000's)        68,526            66,020           62,852

RECONCILIATION OF SHAREHOLDERS' EQUITY TO CONFORM TO U.S. GAAP

The following summary sets out the significant differences between the company's reported shareholders' equity under Canadian GAAP as compared to U.S. GAAP. Please see corresponding explanatory notes in the Reconciliation Items section.

As at August 31,                                                     2005              2004             2003
-------------------------------------------------------------------------------------------------------------
Shareholders' equity in accordance with Canadian GAAP            $173,400        $  157,327        $ 129,826
Forward exchange contracts                                b)        2,937             1,975            1,566
Goodwill                                                  c)      (11,042)          (10,008)          (9,771)
Other                                                                  --                --              (29)
-------------------------------------------------------------------------------------------------------------
Shareholders' equity in accordance with U.S. GAAP                $165,295        $  149,294        $ 121,592
=============================================================================================================

                                              2005 Annual Report o EXFO ::  49

The following table summarizes the shareholders' activity under U.S. GAAP since August 31, 2002:

---------------------------------------------------------------------------------------------------------------------------
                                                                          Deferred              Accumulated
                                                                         stock-based               other
                                   Share     Contributed               compensation   Other   comprehensive Shareholders'
                                  capital     surplus        Deficit     costs       capital  income (loss)    equity
-------------------------------------------------------------------------------------------------------------------------
Balance as at August 31, 2002    $ 560,943   $  1,487    $  (406,387)   $ (2,867)   $  7,693   $   (9,870)   $ 150,999
Net loss for the year                   --         --        (48,201)         --          --      (48,201)
Stock-based compensation             1,507         --             --       1,589      (2,264)          --          832
   costs                      a)
Foreign currency
   transaction adjustment               --         --             --          --          --       15,089       15,089
Business combination (note 13)      2,796          --             --          --          --           --        2,796
Exercise of stock options
   (note 13)                            45         --             --          --          --           --           45
Premium on resale of share
   capital                              --         32             --          --          --           --           32
-------------------------------------------------------------------------------------------------------------------------
Balance as at August 31, 2003      565,291      1,519       (454,588)     (1,278)      5,429        5,219      121,592
Net loss for the year                   --         --         (9,571)         --          --           --       (9,571)
Stock-based compensation
  costs                   a), e)     1,737         --             --         339        (760)          --        1,316
Foreign currency
   transaction adjustment               --         --             --          --          --        5,969        5,969
Unrealized gains on forward
   exchange contracts        b)         --         --             --          --          --          689          689
Public offering (note 13)           29,164         --             --          --          --           --       29,164
Exercise of stock options
   (note 13)                           254         --             --          --          --           --          254
Share issue expenses (note 13)        (137)        --             --          --          --           --         (137)
Premium on resale of share
   capital                              --         18             --          --          --           --           18
-------------------------------------------------------------------------------------------------------------------------
Balance as at August 31, 2004      596,309      1,537       (464,159)       (939)      4,669       11,877      149,294
Net loss for the year                   --         --         (2,920)                                  --       (2,920)
Stock-based compensation
    costs                 a), e)     1,213         --             --        (776)        425           --          862
Foreign currency
    transaction adjustment              --         --             --          --          --       15,669       15,669
Unrealized gains on forward
    exchange contracts        b)        --         --             --          --          --        2,248        2,248
Exercise of stock options
    (note 13)                          148         --             --          --          --           --          148
Share issue expenses (note 13)          (6)        --             --          --          --           --           (6)
-------------------------------------------------------------------------------------------------------------------------
Balance as at August 31, 2005    $ 597,664   $  1,537    $  (467,079)   $ (1,715)   $  5,094   $   29,794    $ 165,295
=========================================================================================================================

2005 Annual Report o EXFO ::  50

Accumulated other comprehensive income (loss) is comprised of the following:

As at August 31,                                      2005      2004       2003
--------------------------------------------------------------------------------
Foreign currency translation adjustment
  Current year                                   $  15,669  $  5,969  $  15,089
  Cumulative effect of prior years                  11,188     5,219     (9,870)
--------------------------------------------------------------------------------
                                                    26,857    11,188      5,219
Unrealized gains on forward exchange contracts
  Current year                                       2,248       689         --
  Cumulative effect of prior years                     689        --         --
--------------------------------------------------------------------------------
                                                     2,937       689         --
--------------------------------------------------------------------------------
                                                 $  29,794  $ 11,877  $   5,219
================================================================================

STATEMENTS OF CASH FLOWS

For the years ended August 31, 2003, 2004 and 2005, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP, except for the subtotal before change in non-cash operating items, whose presentation is not permitted under U.S. GAAP.

RECONCILIATION ITEMS

   a) ACCOUNTING FOR  STOCK-BASED  COMPENSATION
      Until August 31, 2003, and to conform to U.S. GAAP, the company measured stock-based compensation costs using the intrinsic value method (APB 25, "Accounting for Stock Issued to Employees"). However, since September 1, 2003, and as described in item e) below, the company accounts for stock-based compensation costs for awards granted after that date, using the fair value-based method to conform to Statement of Financial Accounting Standard (SFAS) 123, "Accounting for Stock-Based Compensation".

      STOCK  PURCHASE PLAN
      Under APB 25, compensation costs related to the stock purchase plan were measured as the difference between the fair value of the purchased stock and the purchase price paid by plan participants. Compensation costs were amortized to expense over a period of five years, being the restriction period. This plan terminated at the time of the Initial Public Offering on June 29, 2000. Compensation costs related to this plan became fully amortized during fiscal 2004.

      LONG-TERM INCENTIVE PLAN (FORMELY STOCK OPTION PLAN)
      Until August 31, 2003, and under APB 25, compensation costs related to the long-term incentive plan were measured as the difference between the market price of the underlying stock at the date of grant and the exercise price of the option. These compensation costs were amortized to expense over the estimated vesting period up to a maximum of four years. Compensation costs related to stock options granted prior to September 1, 2003, and accounted for under APB 25 became fully amortized during fiscal 2004.

      RESTRICTED STOCK AWARD PLAN
      Under APB 25, compensation costs related to the restricted stock award plan were measured as the difference between the market price of the underlying stock at the date of grant and the exercise price, which is nil. These compensation costs were amortized to expense over the estimated vesting period up to a maximum of four years, being the acquisition period. Compensation costs related to this plan became fully amortized during fiscal 2004.

      Until August 31, 2003, no compensation costs were recognized for these stock-based compensation plans under Canadian GAAP.

   b) FORWARD EXCHANGE CONTRACTS
      The forward exchange contracts entered into by the company prior to September 1, 2003, do not qualify for hedge accounting treatment under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities"; accordingly, changes in the fair value of these derivatives are charged to earnings. However, on September 1, 2003, the company implemented the documentation for the designation, documentation and assessment of the effectiveness of its forward exchange contracts, for the purposes of applying hedge accounting. With this documentation in place, the forward exchange contracts entered into by the company after September 1, 2003, qualify for hedge accounting treatment under U.S. GAAP. Consequently, under U.S. GAAP, changes in the fair value of these contracts are charged to other comprehensive income. Upon the recognition of the hedged sales, accumulated changes in fair value are reclassified in the statements of earnings.

      Under Canadian GAAP, foreign exchange translation gains and losses on forward exchange contracts are recognized as an adjustment of the revenue when the corresponding sales are recorded, regardless of whether the contracts were entered into before or after September 1, 2003.

      The company  estimates  to  $950,000  the amount of  unrealized  gain on
      forward  exchange   contracts  as  of  August  31,  2005  that  will  be
      reclassified to net earnings over the next twelve months.

                                              2005 Annual Report o EXFO ::  51

   c) WRITE-DOWN OF GOODWILL AND INTANGIBLE ASSETS
      2003
      In fiscal 2003, Canadian and U.S. GAAP were harmonized to eliminate the existing differences in the assessment and measurement of impairment loss for goodwill and intangible assets. Thus, in fiscal 2003, goodwill and intangible assets were tested for impairment using similar methodologies. However, considering that the existing carrying value of goodwill and intangible assets was lower under U.S. GAAP than under Canadian GAAP, the required impairment loss under U.S. GAAP was lower and a permanent difference in the carrying value of goodwill exists between Canadian and U.S. GAAP.

      Upon the impairment test, under U.S. GAAP, the company recorded a charge of $872,000 to write down the goodwill of EXFO Burleigh and a pre-tax charge of $377,000 to write down the acquired core technology of EXFO Burleigh, compared to a write-down of $4,505,000 for goodwill and a write-down of $2,922,000 for intangible assets under Canadian GAAP, creating a reconciliation item of $6,178,000 in the statement of earnings for the year ended August 31, 2003.

      Furthermore, considering differences in the carrying value of intangible assets between Canadian GAAP and U.S. GAAP due to impairment losses, adjustments to the amortization of such assets and related future income taxes were also required in fiscal 2003.

   d) RESEARCH AND DEVELOPMENT TAX CREDITS
      Under Canadian GAAP, all research and development tax credits are recorded as a reduction of gross research and development expenses. Under U.S. GAAP, tax credits that are refundable against taxable income are recorded in the income taxes. These tax credits amounted to $1,761,000 and $2,169,000 for fiscal 2004 and 2005, respectively. In fiscal 2003, we had a net expense of $176,000 following the write-off of tax credits. This difference had no impact on the net loss and the net loss per share figures for the reporting years.

   e) NEW ACCOUNTING STANDARDS AND PRONOUNCEMENTS
      ADOPTED IN FISCAL 2004 AND STILL APPLICABLE IN 2005
      On September 1, 2003, the company prospectively adopted SFAS 123, "Accounting for Stock-Based Compensation", under the revised transition provisions of SFAS 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure". Upon the adoption of SFAS 123 and SFAS 148, the company recognized stock-based compensation costs for stock options granted to employees since September 1, 2003, using the fair value-based method. The company adopted this Statement in order to conform to the newly adopted rules under Canadian GAAP. As a result of the adoption of the fair value-based method, the accounting for stock-based compensation under Canadian GAAP and U.S. GAAP is the same for awards granted on or after September 1, 2003.

      TO BE ADOPTED  AFTER FISCAL 2005
      In November 2004, the Financial Accounting Standard Board (FASB) issued SFAS 151, "Inventory Costs", an amendment to ARB No. 43, Chapter 4. The amendments made by SFAS 151 will improve financial reporting by clarifying that any abnormal amount of idle facility expenses, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. This SFAS is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The company will adopt this new statement on September 1, 2005, and its adoption will have no significant impact on its financial statements.

      In December 2004, the FASB issued SFAS 123(R), "Share-Based Payments". This Statement supersedes ABP 25, "Accounting for Stock Issued to Employees" and related implementation guidance, and revises SFAS 123 in a number of areas. Under SFAS 123(R), all forms of share-based payment to employees result in compensation cost recognized in financial statements. This statement is effective for fiscal years beginning after June 15, 2005. The company will adopt this Statement on September 1, 2005, and its adoption will have no significant impact on its financial statements.

      In May 2005, the FASB issued SFAS 154, "Accounting Changes and Errors Corrections -- a replacement of APB Opinion No. 20 and FASB Statement No. 3". This Statement replaces APB Opinion No. 20, "Accounting Changes", and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements", and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. In general, this Statement requires a company to account for the adoption of a new accounting policy by applying the new principle to prior accounting periods as if that principle had always been adopted. This statement is effective for accounting changes or corrections of errors in fiscal years beginning after December 15, 2005.

ACCOUNTING FOR STOCK-BASED  COMPENSATION

Under U.S. GAAP, until August 31, 2003, the company elected to measure compensation costs related to grants of stock options and stock awards using the intrinsic value method of accounting. In this instance, however, under SFAS 123, the company is required to make pro forma disclosures of net loss, and net loss per share as if the fair value-based method of accounting had been applied to awards granted prior to September 1, 2003. Consequently, if the fair value-based method had been applied to these awards, the pro forma net loss per share would have been the same as the net loss per share in fiscal 2005, lower than the net loss per share in 2004 (by $0.01) and higher than the net loss per share in 2003 (by $0.01).

The fair value of options or awards granted was estimated using the Black-Scholes options pricing model.

2005 Annual Report o EXFO ::  52

[GRAPHIC OMITTED][PHOTOGRAPH]

Germain Lamonde | Chairman of the Board,
President and CEO, EXFO Electro-Optical Engineering Inc.

Germain Lamonde, a company founder, has been Chairman of the Board, President and CEO of EXFO since its inception in 1985. Mr. Lamonde, who is responsible for the overall management and direction of EXFO and its subsidiaries, has grown the company into a global leader in the telecommunications test and measurement industry. Mr. Lamonde has served on the boards of several organizations such as the Canadian Institute for Photonic Innovations, the Pole QCA Economic Development Corporation and the National Optics Institute of Canada. Germain Lamonde holds a bachelor's degree in physics engineering from the University of Montreal's School of Engineering, a master's degree in optics from Laval University, and is also a graduate of the Ivey Executive Program offered by the University of Western Ontario.


[GRAPHIC OMITTED][PHOTOGRAPH]

Pierre Marcouiller (1,2) | Chairman of the Board and CEO, Camoplast Inc.

Pierre Marcouiller is Chairman of the Board and CEO of Camoplast Inc., an industrial manufacturer specializing in rubber tracks, molded composites, thermoplastic components and off-road tracked vehicles. In addition, Mr. Marcouiller is founder and sole shareholder of Nexcap Inc., an investment company in the manufacturing sector. Prior to joining Camoplast, Mr.
Marcouiller was President and General Manager of Venmar Ventilation Inc. (1988-1996), where he was the controlling shareholder from 1991 to 1996. Mr. Marcouiller is also a Director of Heroux-Devtek Inc., a public company specialized in the design, development and manufacturing of aerospace, defense and industrial products. Pierre Marcouiller holds a bachelor's degree in business administration from the Universite du Quebec a Trois-Rivieres and an MBA from the Universite de Sherbrooke.


[GRAPHIC OMITTED][PHOTOGRAPH]

Guy Marier (1,2) | Corporate Director

Formerly President of Bell Quebec (1999 to 2003), Guy Marier completed his successful 33-year career at Bell as Executive Vice-President of the Project Management Office before retiring at the end of 2003. From 1988 to 1990, Mr. Marier headed Bell Canada International's investments and projects in Saudi Arabia and, for the three following years, served as President of Telebec. He then returned to the parent company to hold various senior management positions. Mr. Marier currently sits on the board of Bell Nordiq, a wholly-owned subsidiary of Bell Canada. Guy Marier holds a Bachelor of Arts from the University of Montreal and a Bachelor of Business Administration from the Universite du Quebec a Montreal.


[GRAPHIC OMITTED][PHOTOGRAPH]

Dr. David A. Thompson (2) | Vice-President and Director, Hardware & Equipment Technology Strategy, Corning Cable Systems

Dr. David Thompson is Vice-President and Director of Hardware & Equipment Technology Strategy at Corning Cable Systems, where he has held this position since January 2002. Prior to this nomination, he acted as Corning Incorporated's Division Vice-President for the Strategic Planning & Innovation Effectiveness in Research, Development and Engineering.

Dr. Thompson first joined Corning Incorporated in 1976 and later took on several technology directorship and strategic planning roles. David A. Thompson holds a bachelor's degree in chemistry from Ohio State University and a doctorate in inorganic chemistry from the University of Michigan.


[GRAPHIC OMITTED][PHOTOGRAPH]

Andre Tremblay (1,2) | Corporate Director

Andre Tremblay has more than 20 years' experience in the telecommunications industry. During this time, he has been actively involved in the creation, financing and management of several companies in this field. For almost 10 years, Mr. Tremblay served as President and CEO of Microcell Telecommunications Inc., which he led through the different phases of its evolution. He has also provided early-stage financing, strategic advice and direction to startup technology firms and sits on the boards of various corporations and non-profit organizations. Andre Tremblay holds bachelor's degrees in management and in accounting from Laval University, a master's degree in taxation from the Universite de Sherbrooke, and is also a graduate of Harvard Business School's Advanced Management Program.


[GRAPHIC OMITTED][PHOTOGRAPH]

Michael Unger (1,2,3) | Executive Consultant

Michael Unger had a distinguished career with Nortel Networks (1962 to 2000), where he took on a number of key roles over the years. Mr. Unger's most recent position was President of Nortel's Optical Networks Business Unit (1998 to
2000). Prior to this appointment, he was Nortel's Group Vice-President, Transport Networks (1990 to 1998). Currently, Mr. Unger serves on the board of directors of several companies active in the areas of network management software, photonic and optical components, optical network systems and solutions for cable operators, as well as other communications network service providers. Michael Unger holds a Bachelor of Science from Concordia University.

(1) Audit Committee
(2) Human Resources Committee
(3) Independent Lead Director

                                              2005 Annual Report o EXFO ::  53

MANAGEMENT AND CORPORATE OFFICERS

[GRAPHIC OMITTED][PHOTOGRAPH]              [GRAPHIC OMITTED][PHOTOGRAPH]

GERMAIN LAMONDE |                          ETIENNE GAGNON |
Chairman, President and                    Vice-President. Optical-Layer Product
Chief Executive Officer                    Management and Customer Service


[GRAPHIC OMITTED][PHOTOGRAPH]              [GRAPHIC OMITTED][PHOTOGRAPH]

STEPHEN BULL |                             LUC GAGNON J
Vice-President, Research and               Vice-President, Telecom
Development, Telecom Division              Manufacturing Operations


[GRAPHIC OMITTED][PHOTOGRAPH]              [GRAPHIC OMITTED][PHOTOGRAPH]

NORMAND DUROCHER |                         JUAN FELIPE GONZALEZ
Vice-President Human Resources             Vice-President Global Telecom Sales


[GRAPHIC OMITTED][PHOTOGRAPH]              [GRAPHIC OMITTED][PHOTOGRAPH]

ALLAN FIRHOJ |                             PIERRE PLAMONDON, CA |
Vice-President and General Manager         Vice-President, Finance and Chief
Life Sciences and Industrial Division      Financial Officer


[GRAPHIC OMITTED][PHOTOGRAPH]              [GRAPHIC OMITTED][PHOTOGRAPH]

BENOIT FLEURY |                            BENOIT RINGUETTE
Vice-President. Protocol-Layer Product     Legal Counsel
Management and Business Development        and Corporate Secretary


2005 Annual Report o EXFO ::  54

CORPORATE GOVERNANCE PRACTICES

As in the previous year, fiscal 2005 was marked by changes in the corporate governance landscape. More specifically, the Board of Directors and management continued to keep abreast of new Canadian and U.S. regulatory requirements. Futhermore, the Audit Committee was very active throughout the year with the implementation of and compliance with various rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002 that apply to Canadian companies with shares registered in the U.S. In addition, the Board of Directors implemented procedures to monitor the effectiveness of the Board. Since new corporate governance rules from applicable regulatory authorities came into force, management amended corporate policies and disclosure guidelines and adopted the following new policies: Ethics and Business Conduct Policy; Code of Ethics for Our Principal Executive Officer and Senior Financial Officers; Board of Directors Corporate Governance Guidelines; and Statement on Reporting Ethical Violations ("Whistleblowing"). All these policies are readily available from EXFO's Web site. As this past year has demonstrated, achieving best practices in corporate governance is an ongoing process in an ever-changing context.

The Board of Directors believes that EXFO's corporate governance practices do comply with current regulatory requirements. As new guidelines come into effect, we will continue to comply with these requirements. Further details about our corporate governance practices, policies and guidelines are published in the Management Proxy Circular and on EXFO's Web site.

The present Board members were elected at our last Annual and Special Meeting of Shareholders, held on January 12, 2005, pursuant to the General By-Laws of the Corporation.

RESPONSIBILITIES OF THE BOARD
The Board is responsible for the stewardship of our business and affairs by reviewing, discussing and approving our strategic direction and organizational structure, as well as for the review and approval of management's strategic plan on an annual basis. The Board also identifies the principal risks of our business and reviews our risk management systems on an annual and ongoing basis.

In addition to matters requiring Board approval under applicable laws, the Board grants final approval with respect to each of the following: (i) the strategic direction of EXFO; (ii) material contracts, acquisitions or dispositions of our assets; and (iii) the annual operational plan, as well as capital and operating budgets.

The Board of Directors assumes direct responsibility for corporate governance practices and for monitoring the powers, the mandates and the performance of the committees.

The Board is also responsible for the establishment and functioning of all Board committees, the appointment of members to serve on such committees, their compensation and their good standing. At regularly scheduled meetings of the Board, the Directors receive, consider and discuss committee reports.

During the fiscal year ended  August 31,  2005,  the Board met a total of five
(5) times. Attendance was exemplary, as all members attended all meetings.

Mr. Michael Unger, Chairman of the Human Resources Committee and independent Director of EXFO, is the Lead Director. As such, he is responsible for ensuring that the Board properly discharges its duties, independent of management. The Lead Director is required to hold as many Board of Directors meetings as necessary without management members present, and additional meetings of independent Board members may be held at their request.

The Corporation also adopted a Human Resources Committee Charter, which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter. Therefore, the Corporation now has a formal procedure in place for recruiting new Directors.

COMPOSITION OF THE BOARD
Our articles of incorporation provide for a Board of Directors with a minimum of three (3) and a maximum of twelve (12) Directors. Our Board presently consists of six (6) Directors, five (5) of whom are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with a Director's ability to act with a view to the best interests of EXFO, other than interests arising from non-significant shareholding. Our Directors are elected at the Annual General Meeting of Shareholders for one-year terms and serve until their successors are elected or appointed, unless they resign or are removed earlier.

Our Chairman of the Board and Chief Executive Officer, Mr. Germain Lamonde, is a significant shareholder of EXFO as he has the ability to exercise a majority of the votes for the election of the Board of Directors. Since the other five Board members do not have interests in EXFO or relationships with either EXFO or Mr. Lamonde, except for non-significant shareholding in the company, we believe that the interests of investors in EXFO, other than Mr. Lamonde's, are fairly represented.

COMMITTEES OF THE BOARD
Board committees play a significant role in the discharge of Board duties and obligations; committee chairs submit items for Board agendas and report on committee activities. The members of these committees are appointed annually, and the Board may appoint additional ad hoc committees periodically, as needed. EXFO has a practice of permitting the Board, any committee thereof, and any individual Director to hire independent, external advisors at our expense. The Audit Committee and the Human Resources Committee are entirely comprised of independent Directors.

The following is a general description of the composition and general duties of each Board committee as contained in its mandate as at the fiscal year ended August 31, 2005.

                                              2005 Annual Report o EXFO ::  55

AUDIT COMMITTEE

The Board of Directors updated and amended the Audit Committee Charter to fully comply with all applicable regulations. The Audit Committee reviews interim in-house financial statements and annual audited financial statements and related disclosure documents, including "Management's Discussion and Analysis of Financial Condition and Results of Operations", with management and external auditors and approves them prior to public release. The Audit Committee is responsible for reviewing our internal control systems with regard to finance, accounting, legal compliance and ethical behavior. The Committee meets regularly with external auditors, with and without management, to consider the scope and results of their audits, including analysis of the adequacy of the internal controls and the effect of the procedures relating to the outside auditors' independence. The Committee also recommends to the shareholders the selection of external auditors for their appointment by the shareholders. The Audit Committee is comprised of the following independent
Directors: Mr. Pierre Marcouiller, Mr. Guy Marier, Mr. Andre Tremblay and Mr. Michael Unger. The Chair of the Audit Committee is Mr. Tremblay. During the fiscal year ended August 31, 2005, the Audit Committee met a total of four (4) times and all members attended all meetings.

HUMAN RESOURCES COMMITTEE

The Board of Directors updated and amended the Human Resources Committee Charter, which integrates the Compensation Committee Charter and the
Nominating and Governance Committee Charter to fully comply with all applicable regulations.

The Human Resources Committee is responsible for assessing the performance and establishing the annual compensation of all our senior officers, including the CEO.

This Committee also reviews and submits to the Board the salary structure and the short-term and long-term incentive compensation programs for all our employees.

The Committee is responsible for the review and approval of the employees who will receive restricted share units (RSUs) and options to purchase EXFO shares in accordance with policies established by the Board and the terms of the Long-Term Incentive Plan. In addition, the Committee reports annually to the Board regarding the organizational structure and succession plan for senior management. The remuneration to be paid by EXFO to the Directors, either in cash or in the form of deferred share units (DSUs) pursuant to the Deferred Share Unit Plan, is recommended to the Board by the Human Resources Committee. The Human Resources Committee is comprised of the following independent
Directors: Mr. Pierre Marcouiller, Mr. Guy Marier, Dr. David A. Thompson, Mr. Andre Tremblay and Mr. Michael Unger. The Chair of the Human Resources Committee is Mr. Unger. During the fiscal year ended August 31, 2005, the
Human Resources Committee met a total of two (2) times and attendance was perfect at all meetings.

DISCLOSURE COMMITTEE

The Board of Directors also updated the Disclosure Guidelines to fully comply with all applicable regulations. The Disclosure Committee is responsible for overseeing our disclosure practices. The Disclosure Committee consists of the Chief Executive Officer, Chief Financial Officer, Investor Relations Manager, Manager of Financial Reporting and Accounting, as well as Legal Counsel and Corporate Secretary.

During the year ended August 31, 2005, the Disclosure Committee ensured that the corporate governance and disclosure policies adopted by the Board of Directors on March 29, 2005, were made publicly available. This was done by posting the following documents on our Web site: The Audit Committee Charter; Board of Directors Corporate Governance Guidelines; Code of Ethics for Our Principal Executive Officer and Senior Financial Officers; Ethics and Business Conduct Policy; Human Resources Committee Charter; and Statement on Reporting Ethical Violations. The Disclosure Committee also ensured that a contact to the Lead Director and the Legal Counsel was made available via the Corporation's Web site.

SHAREHOLDER/INVESTOR COMMUNICATIONS AND FEEDBACK

The Chief Financial Officer assumes responsibility for investor relations. He is responsible for facilitating communications between senior management and EXFO's shareholders and financial analysts. Information to shareholders is disseminated through annual and quarterly reports, press releases, proxy circular, the Annual General Shareholders' Meeting and investor presentations. EXFO receives and responds to all shareholders' inquiries in an appropriate and timely manner. In communications to senior management, the Chief Financial Officer also provides feedback from shareholders.

SECURITIES TRADING POLICY

The Board of Directors of the Corporation updated and amended the Securities Policy to fully comply with applicable regulations. This policy is among the necessary measures to prevent trading by persons in possession of Material Information.

2005 Annual Report o EXFO ::  56

GLOSSARY

| ADD/DROP MULTIPLEXER (ADM): A SONET/SDH term for a device that can either insert or drop DS1, DS2 or DS3 channels or SONET signals into/from a SONET bit stream. The ADM can reach up into the SONET pipe and extract a DS1-level signal, without going through the rigorous process of demultiplexing and remultiplexing.

| BANDWIDTH: Represents the amount of data that can be transmitted through a communications channel in a fixed amount of time. For digital devices, bandwidth is usually expressed in bits (or bytes) per second. For analog devices, it is expressed in cycles per second, or in hertz (Hz). The greater the bandwidth, the greater the information-carrying capacity and the faster the speed.

| ETHERNET: Protocol for data networking. Ethernet networks typically operate at 10, 100 or 1000 Mb/s.

| FIBER-TO-THE-X (FTTX) TECHNOLOGY: The x in fiber-to-the-x is a variable indicating the point at which the fiber in a network stops and copper (coaxial or twisted-pair) cabling takes over. The further the fiber goes, the wider the bandwidth, the quicker the speed, and the more applications and services can be offered.

| GENERIC FRAMING PROCEDURE (GFP): Traffic adaptation protocol providing convergence between packet-switched and transmission networks. GFP elegantly maps packet-based protocols such as Ethernet, Fibre Channel, FICON, ESCON, and various forms of digital video into SONET/SDH, typically using virtual concatenation to provide right-sized pipes for data services.

| GIGABIT ETHERNET: A version of Ethernet that operates at 1 Gb/s (1000 Mb/s).

| INTERNET PROTOCOL (IP): Method or protocol by which data is sent from one computer to another on the Internet. Each computer on the Internet has at least one IP address that uniquely identifies it from all other computers on the Internet. Because of these standardized IP addresses, the gateway receiving the data can keep track of, recognize and route messages appropriately.

| INTRACYTOPLASMIC SPERM INJECTION (ICSI): Laboratory procedure that involves the injection of a single sperm cell directly into an oocyte (mature egg) using a glass needle (pipette). Some of EXFO's life sciences products are used in the reproduction of genetically identical mice for medical research, helping improve the yield of the ICSI procedure.

| LINK CAPACITY  ADJUSTMENT SCHEME (LCAS):  LCAS is a bidirectional  signaling protocol between network elements that continually monitors a link, ensuring that changes in network capacity do not impair a client's traffic transmission. This protocol uses virtual concatenation (VCAT) to dynamically allocate bandwidth by reconfiguring VCAT groups in real-time. LCAS allows carriers using next-generation SONET/SDH networks to provide bandwidth-on-demand to users.

| MULTISERVICE PROVISIONING PLATFORM (MSPP): A packet-aware SONET/SDH add/drop multiplexer that offers network service providers (NSPs) an efficient means of transporting various types of packet-based client signals (such as Ethernet and Fibre Channel) over existing SONET/SDH infrastructures. This allows NSPs to offer multiple services to consumers and generate additional revenue without having to invest heavily in a new infrastructure.

| NANOTECHNOLOGY: Technology that involves manipulating materials on a very small and precise scale (nanometers; i.e., one billionth of a meter) in order to build microscopic machinery.

| PACKET: Bits grouped serially in a defined format, containing a command or data message sent over a network. Same as a frame.

| PIEZOELECTRIC (PZT) TECHNOLOGY: Technology of piezoelectricity, which refers to the electrical field created by some ceramic materials when subjected to pressure. Precision positioning devices use the inverse effect; that is, when an electric field is applied to a piezoelectric material, it changes shape, and this shape change is used to create precise mechanical movements.

| POLARIZATION MODE DISPERSION (PMD): Dispersion of light causing a delay between the two principal states of polarization propagating along a fiber or through a device due to the birefringence properties of the material.

| PROTOCOL: A formal set of rules governing the format, timing, sequencing and error control of data exchange across a network. Many protocols may be required and used on a single network.

| SDH:  Synchronous  Digital  Hierarchy.  Standardized  by  the  International
  Telecommunication Union (ITU-TSS). A protocol for transmitting information over optical fiber.

| SONET:  Synchronous  Optical NETwork.  Standardized by the American National
  Standards Institute (ANSI). A protocol for backbone networks capable of transmitting at extremely high speeds and accommodating gigabit-level bandwidth.

| SPOT CURING: Technology by which a dose of energy of a specific wavelength band and irradiance is used to cause an adhesive, encapsulant or sealant to change from a liquid to a solid in a small area.

| TRIPLE-PLAY SERVICES: Also known as bundled services. The ability of a telecommunications carrier to supply voice, data and video applications at once. A typical example of a triple-play proposal would include one or multiple phone lines, a high-speed Internet connection and television/ video services (such as HDTV), all offered by the same provider.

| VIRTUAL CONCATENATION (VCAT): Process enabling transport pipes to be "right-sized" for various data payloads by allowing SONET/SDH channels to be multiplexed in arbitrary arrangements. VCAT breaks down data packets and maps them into the base units of time-division multiplex frames. This data is then grouped in multiple data flows of various sizes to create larger, aggregate payloads optimally sized to match available SONET/SDH capacity. VCAT is applied to the end-points of the connections, which permits each channel to be independently transmitted through a legacy transport network.

                                             2005 Annual Report o EXFO ::  57

SHAREHOLDER INFORMATION

The subordinate voting shares of EXFO are listed on the Toronto Stock Exchange under the stock symbol "EXF.SV" and on the NASDAQ Stock Exchange under the stock symbol "EXFO".

ANNUAL GENERAL MEETING

The Annual General Meeting of Shareholders of EXFO Electro-Optical Engineering Inc. will be held on January 11, 2006, 9 a.m., at the TSX Broadcast & Conference Centre, The Exchange Tower (Gallery Room), 130 King Street West, Toronto, Ontario.

TRANSFER AGENTS AND REGISTRARS

CANADA                                   UNITED STATES
CIBC Mellon Trust Company                Mellon Investor Services, LLC
2001 University Street                   Overpeck Center
Suite 1600                               85 Challenger Road
Montreal, Quebec H3A 2A6                 Ridgefield Park, New Jersey 07660
Tel.: (514) 285-3600                     Tel.: (201) 296-4000

INDEPENDENT AUDITORS
PricewaterhouseCoopers LLP
Place de la Cite, Tour Cominar
2640 Laurier Blvd., Suite 1700
Sainte-Foy, Quebec G1V 5C2
Tel.: (418) 522-7001

CONTACT INFORMATION
GENERAL ACCESS                           INVESTOR RELATIONS
EXFO Electro-Optical Engineering Inc.    Vance Oliver
400 Godin Avenue                         Manager, Investor Relations
Vanier, Quebec G1M 2K2                   Tel.: (418) 683-0913, Ext. 3733
Tel.: (418) 683-0211                     E-mail: vance.oliver@exfo.com
E-mail: ir@exfo.com
www.exfo.com

The Annual Report is available in English and in French, both in print and on our Web site at www.exfo.com.

STOCK PERFORMANCE

                        [GRAPHIC OMITTED][LINE CHART]

2005 Annual Report o EXFO ::  58

WORLDWIDE OFFICES

EXFO PHOTONIC SOLUTIONS INC.              EXFO PROTOCOL
2260 Argentia Road                        2650 Marie-Curie West
Mississauga, Ontario L5N 6H7 CANADA       St-Laurent, Quebec H4S 2C3 CANADA
Tel.: 1 800 668-8752 (USA and Canada)     Tel.: 1 888 972-7666 (USA and Canada)
or 1 905 821-2600                         or 1 514 856-2222
Fax: 1 905 821-2055                       Fax: 1 514 856-2232

                                          CORPORATE HEADQUARTERS
EXFO AMERICA INC.                         400 Godin Avenue
3701 Plano Parkway, Suite 160             Vanier, Quebec G1M 2K2 CANADA
Plano, TX 75075 USA                       Tel.: 1 800 663-3936 (USA and Canada)
Tel.: 1 800 663-3936 (USA and Canada)     or 1 418 683-0211
or 1 972 907-1505                         Fax: 1 418 683-2170
Fax: 1 972 836-0164
                                          EXFO EUROPE S.A.R.L.
                                          Le Dynasteur
                                          10/12, rue Andras Beck
                                          92366 Meudon la Foret
                                          Cedex FRANCE
                                          Tel.: +33.1.40.83.85.85
                                          Fax: +33.1.40.83.04.42

EXFO ASIA-PACIFIC PTE LTD.                EXFO CHINA
151 Chin Swee Road #03-29                 Beijing New Century Hotel Office Tower
Manhattan House                           Room 1754-1755
SINGAPORE 169876                          No. 6 Southern Capital Gym Road
Tel.: +65 6333 8241                       Beijing 100044, P. R., CHINA
Fax: +65 6333 8242                        Tel.: +86 (10) 6849 2738
                                          Fax: +86 (10) 6849 2662

                                          No. 88 Fuhua First Road
                                          Central Tower, Room 801
                                          Futian District
                                          Shenzhen 518048, P.R. CHINA
                                          Tel.: +86 (755) 8203 2300
                                          Fax: +86 (755) 8203 2306

EXFO JAPAN
4-6-3-202 Akasaka, Minato-ku
Tokyo 107-0052, JAPAN
Tel.: +81-3-5562-5344
Fax: +81-3-5562-5777

             [GRAPHIC OMITTED][WORLD MAP SHOWING OFFICE LOCATIONS]

                                              2005 Annual Report o EXFO ::  59

Notes

_______________________________________________________________________________

_______________________________________________________________________________

_______________________________________________________________________________

_______________________________________________________________________________

_______________________________________________________________________________

_______________________________________________________________________________

_______________________________________________________________________________

_______________________________________________________________________________

_______________________________________________________________________________

_______________________________________________________________________________

_______________________________________________________________________________

_______________________________________________________________________________

_______________________________________________________________________________

_______________________________________________________________________________


2005 Annual Report o EXFO ::  60

                               [GRAPHIC OMITTED]

www.exfo.com
Telecommunications Test and Measurement                   EXFO
                                                          Expertise Reaching Out


(c)2005 EXFO Electro-Optical Engineering Inc. All rights reserved. Printed in Canada

[GRAPHIC OMITTED]
[LOGO - EXFO]

       Corporate Headquarters > 400 Godin Avenue, Vanier (Quebec) G1M 2K2 CANADA
                     Tel:  1 418 683-0211 | Fax:  1 418 683-2170 | info@exfo.com
================================================================================
                                                                    www.exfo.com
                                                                    ------------

Quebec City, November 1, 2005


Re: Annual General Meeting of Shareholders


Dear Shareholder:


EXFO celebrated its 20th anniversary in a fitting manner in fiscal 2005. We continued our long-term, market-driven innovation strategy to tap into new, revenue-generating market opportunities. This strong positioning led to significant progress in market share, sales and profitability in 2005, even though we faced a highly competitive and changing landscape as well as considerable currency fluctuations. Consider some of our key performance highlights in fiscal 2005:

     o Increased sales 30.3% to $97.2 million in 2005, up from a 20.5% increase in 2004;
     o Achieved positive GAAP net earnings in the last three quarters of 2005; net loss reduced from $8.4 million in 2004 to $1.6 million in 2005;
     o Generated $14.0 million in cash flows from operating activities, up from $0.8 million in 2004;
     o Reached a leadership position in the high-growth, optical fiber-to-the-x (FTTx) test market; and
     o Derived 42.4% of sales from new products on the market two years or less.

Looking ahead to fiscal 2006, I would like to communicate the key performance indicators against which our management team should be measured. It should be noted that these are metrics, not guidance, for fiscal 2006. We intend to take advantage of key market trends, such as fiber deployments in access networks and the migration to converged IP-based networks, to reach our objectives.

CORPORATE OBJECTIVES FOR FISCAL 2006

---------------------------------------------------------------------------------------------------------------------
                           GOAL                                                      METRIC
---------------------------------------------------------------------------------------------------------------------
        Increase sales through market-share gains                 Increase sales more than 15% year-over-year
---------------------------------------------------------------------------------------------------------------------
                  Maximize profitability                       Generate more than 5% in earnings from operations
---------------------------------------------------------------------------------------------------------------------
                   Focus on innovation                           Derive at least 40% of sales from new products
                                                                      (less than two years on the market)
---------------------------------------------------------------------------------------------------------------------

I will discuss these objectives in greater detail at our upcoming Annual General Meeting of Shareholders. Please consider this letter as a formal invitation to attend our Meeting, which will be held on January 11, 2006, 9 a.m., at the TSX Broadcast & Conference Centre, The Exchange Tower (Gallery
Room), 130 King Street West, Toronto, Ontario.

Details of the business to be conducted at the Meeting are provided in the attached Management Proxy Circular and Notice of Annual General Meeting of Shareholders.

It is important that your shares be represented at the Meeting. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

If you send in your proxy card and then decide to attend the Meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the Management Proxy Circular.

On behalf of the Board of Directors, I would like to express our appreciation for your continued interest in EXFO. We look forward to seeing you at the Meeting.


Sincerely,


/s/ Germain Lamonde
-----------------------------
Germain Lamonde
Chairman, President and
Chief Executive Officer
EXFO Electro-Optical Engineering Inc.

                               [GRAPHIC OMITTED]

                                  [EXFO LOGO]


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.

                            -------------------------


                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS


      NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of shareholders of EXFO Electro-Optical Engineering Inc. (the "Corporation") will be held at 9:00 a.m. (Eastern Standard Time), on Wednesday, January 11, 2006, at the Toronto Stock Exchange Broadcast & Conference Centre, The Exchange Tower ( Gallery Room), 130 King Street West, Toronto, Ontario, Canada for the following purposes:

1. to receive the consolidated financial statements of the Corporation for the financial year ended August 31, 2005, and the Auditor's report thereon;

2.    to elect Directors of the Corporation;

3. to appoint PricewaterhouseCoopers LLP as auditors and to authorize the Audit Committee to fix their remuneration;

4. to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Enclosed is a copy of the 2005 Annual Report of the Corporation including the consolidated financial statements and the Auditor's Report thereon, together with the Management Proxy Circular and a form of Proxy.

DATED at Vanier, Quebec, this 1st day of November, 2005.


                                        BY ORDER OF THE BOARD OF DIRECTORS


                                        /s/ Benoit Ringuette
                                        -----------------------------
                                        Benoit Ringuette
                                        Secretary


SHAREHOLDERS UNABLE TO ATTEND THE MEETING ARE REQUESTED TO COMPLETE THE ENCLOSED PROXY FORM AND RETURN IT IN THE ENVELOPE PROVIDED. TO BE VALID, PROXIES MUST REACH THE OFFICE OF CIBC MELLON TRUST COMPANY, 2001 UNIVERSITY STREET, SUITE 1600, MONTREAL, QUEBEC, CANADA, H3A 2A6, NO LATER THAN THE LAST DAY PRIOR TO THE DATE OF THE MEETING OR ANY RECONVENING OF THE MEETING IN CASE OF ADJOURNMENT. SHAREHOLDERS MAY ALSO HAVE THE PROXY FORM DELIVERED TO THE CHAIRMAN OF THE MEETING PRIOR TO THE TIME OF VOTING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.

                  MANAGEMENT PROXY CIRCULAR OF THE CORPORATION
                 FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

          THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

The undersigned shareholder of EXFO ELECTRO-OPTICAL ENGINEERING INC. hereby appoints (CHECK EITHER (A) or (B)):

[_]   (A)   Mr. Germain Lamonde of Cap-Rouge, Quebec, or failing him, Mr. Pierre
            Plamondon of Quebec, Quebec;

[_]   (B)   _______________________________ of ________________________________;
                        (Name)                              (Address)

as the representative of the undersigned to attend, act and vote on behalf of the undersigned at the ANNUAL GENERAL MEETING OF THE SHAREHOLDERS (THE "MEETING") OF THE CORPORATION TO BE HELD AT THE TORONTO STOCK EXCHANGE
BROADCAST & CONFERENCE CENTRE, THE EXCHANGE TOWER (GALLERY ROOM), 130 KING STREET WEST, TORONTO, ONTARIO, CANADA, ON JANUARY 11, 2006, AT 9:00 O'CLOCK A.M. (EASTERN STANDARD TIME) AND AT ANY ADJOURNMENTS OF SUCH MEETING.

THE UNDERSIGNED WISHES THAT ALL SHARES REPRESENTED BY THIS PROXY BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS HEREINBELOW. ALL SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR, AGAINST OR BE THE SUBJECT OF ABSTENTIONS, AS SPECIFIED BY THE SHAREHOLDER. HOWEVER, IN THE ABSENCE OF INSTRUCTIONS, THE SHARES REPRESENTED BY PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS SET FORTH HEREIN.

                                                                (MARK WITH AN X)

To elect Germain Lamonde, Pierre Marcouiller, Guy          FOR           [_]
Marier, David A. Thompson, Andre Tremblay and Michael
Unger, whose cities of residence are indicated in the
Management Proxy Circular, as Directors of the
Corporation.                                               ABSTENTION    [_]

To appoint PricewaterhouseCoopers LLP as auditors          FOR           [_]
and to authorize the Audit Committee to fix their
remuneration.
                                                           ABSTENTION    [_]

A DISCRETIONARY POWER IS HEREBY CONFERRED as to any amendment or change made to the matters mentioned in the Notice of Meeting or as to such other matters as may legally come before the Meeting. The Management of the Corporation is not aware of any amendments, changes or other matters that may come before the Meeting.


* A SHAREHOLDER IS ENTITLED TO APPOINT, TO       DATED this          day of
ATTEND AND ACT FOR AND ON BEHALF OF SUCH
SHAREHOLDER AT THE MEETING, A PERSON OTHER
THAN THE PERSON MENTIONED IN (A) HEREIN ABOVE    ______________________________
AND MAY DO SO BY CHECKING (B) HEREINABOVE AND    SIGNATURE OF SHAREHOLDER
ADDING THE NAME OF SUCH OTHER PERSON IN THE
SPACE RESERVED FOR SUCH PURPOSE.                 [                            ]
                                                      name of shareholder
                                                 [                            ]


THIS PROXY MUST BE SIGNED BY THE SHAREHOLDER OR HIS PROXYHOLDER AUTHORIZED IN WRITING OR, IF THE SHAREHOLDER IS A CORPORATION, UNDER ITS CORPORATE SEAL, BY A DULY AUTHORIZED OFFICER OR PROXYHOLDER OF THE CORPORATION. PLEASE REMEMBER TO DATE AND SIGN THIS PROXY. IF THIS PROXY IS NOT DATED, IT WILL BE DEEMED TO BEAR THE DATE OF ITS MAILING BY MANAGEMENT.

           YOU ARE REFERRED TO THE MANAGEMENT PROXY CIRCULAR APPENDED.

                                                              FRANCAIS AU VERSO

[GRAPHIC OMITTED]

   [EXFO LOGO]


--------------------------------------------------------------------------------


NOTIC OF ANNUAL

MEETING OF SHAREHOLDERS

AND

MANAGEMENT PROXY CIRCULAR


--------------------------------------------------------------------------------






NOVEMBER 1, 2005

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.

                            MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR IS PROVIDED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF EXFO ELECTRO-OPTICAL ENGINEERING INC. (THE "CORPORATION" OR "EXFO") OF PROXIES TO BE USED AT THE ANNUAL MEETING OF SHAREHOLDERS (THE "MEETING") OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES STATED IN THE ACCOMPANYING NOTICE OF MEETING AND AT ANY ADJOURNMENT THEREOF. UNLESS OTHERWISE INDICATED, THE INFORMATION CONTAINED HEREIN IS GIVEN AS OF NOVEMBER 1, 2005.

It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by officers, employees or agents of the Corporation. The Corporation may also reimburse brokers and other persons holding shares in their names, or in the names of nominees, for their costs incurred in sending proxy material to principals and obtaining their proxies. The cost of solicitation will be borne by the Corporation and is expected to be nominal.


APPOINTMENT AND REVOCATION OF PROXIES AND ATTENDANCE OF BENEFICIAL SHAREHOLDERS

The persons named in the enclosed Form of Proxy (the "Form of Proxy") are officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND CHECKING ITEM (B).

To be valid, proxies must be received at the Montreal, Canada office of CIBC Mellon Trust Company, 2001 University Street, Suite 1600, Montreal, Quebec, Canada, H3A 2A6, the transfer agent of the Corporation, no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof, or proxies may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. A beneficial shareholder who completes a Form of Proxy and who wishes to attend and vote at the Meeting personally must appoint himself or herself proxy holder in the foregoing manner.

A proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing if such instrument is deposited either at the registered office of the Corporation to the attention of the Secretary no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.


VOTING OF PROXIES

The shares represented by proxies appointing the persons, or any one of them, designated by Management thereon to represent the shareholder at the Meeting will be voted in accordance with the instructions given by the shareholder. UNLESS OTHERWISE INDICATED, THE VOTING RIGHTS ATTACHING TO THE SHARES REPRESENTED BY A FORM OF PROXY WILL BE VOTED "FOR" IN RESPECT OF ALL THE PROPOSALS DESCRIBED HEREIN.

The Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting. As at the date hereof, Management is not aware that any other matter is to be presented at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the Form of Proxy will vote thereon in accordance with their judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at November 1, 2005, 30,672,617 Subordinate Voting Shares and 37,900,000 Multiple Voting Shares were outstanding, being the only classes of shares entitled to be voted at the Meeting. Each holder of Subordinate Voting Shares is entitled to one vote and the holder of Multiple Voting Shares is entitled to 10 votes for each share registered in his or her name at the close of business on November 21, 2005, being the date fixed by the Board of Directors for the purpose of determining registered shareholders entitled to receive the accompanying Notice of Meeting and to vote (the "Record Date"). A list of shareholders entitled to vote as of the Record Date, showing the number of shares held by each shareholder, shall be prepared within 10 days of the Record Date. This list of shareholders will be available for inspection during normal business hours at the Montreal, Canada office of CIBC Mellon Trust Company, the transfer agent of the Corporation, 2001 University Street, Suite 1600, Montreal, Quebec, Canada, H3A 2A6, and at the Meeting.

Unless otherwise indicated, the resolutions submitted to a vote at the Meeting must be passed by a majority of the votes cast by the holders of Subordinate Voting Shares and Multiple Voting Shares, as a single class, present at the Meeting in person or by proxy and voting in respect of all resolutions to be voted on by the shareholders of the Corporation.

To the knowledge of executive officers and directors of the Corporation, as of November 1, 2005, the only persons who are beneficial owners or who exercise control or direction, directly or indirectly, over shares carrying more than 10% of the voting rights attaching to any class of shares of the Corporation are:

-----------------------------------------------------------------------------------------------------------------------
                                                                               PERCENTAGE OF     PERCENTAGE OF VOTING
                                      PERCENTAGE OF VOTING      NUMBER OF      VOTING RIGHTS      RIGHTS ATTACHED TO
                         NUMBER OF     RIGHTS ATTACHED TO        MULTIPLE     ATTACHED TO ALL     ALL SUBORDINATE AND
                        SUBORDINATE      ALL SUBORDINATE         VOTING       MULTIPLE VOTING       MULTIPLE VOTING
 NAME OF SHAREHOLDER   VOTING SHARES      VOTING SHARES        SHARES (1)         SHARES                SHARES
--------------------------------------------------------------------------------------------------------------------
Germain Lamonde         93,000 (2)            0.30%            37,900,000(3)       100%                  92.54%
-----------------------------------------------------------------------------------------------------------------------
Kern Capital           4,658,000 (4)         15.19%                -                 -                    1.14%
Management LLC
-----------------------------------------------------------------------------------------------------------------------
FMR Corporation        4,595,100 (5)         14.98%                -                 -                    1.12%
-----------------------------------------------------------------------------------------------------------------------

-----------------
(1) The holder of Multiple Voting Shares is entitled to 10 votes for each share.
(2) Mr. Lamonde exercises control over this number of Subordinate Voting Shares through Placements Lamonde, SENC, a partnership controlled by Mr. Lamonde.
(3) Mr. Lamonde exercises control over this number of Multiple Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde's family.
(4) As of June 30, 2005, Kern Capital Management LLC controls the voting rights attached to this number of subordinate voting shares through relationships with several clients and does not beneficially own directly this number of subordinate voting shares.
(5) As of June 30, 2005, Fidelity Management and Research Company, a wholly-owned subsidiary of FMR Corporation, is the beneficial owner of this number of subordinate voting shares as a result of acting as investment advisor to various investment companies.


ELECTRONIC DELIVERY

The Corporation has a voluntary program for e-mail notification to our shareholders that documents which must be delivered pursuant to securities legislation are available on EXFO's website. Every year, EXFO delivers documentation to shareholders, such as this Management Proxy Circular and its Annual Report that must be delivered to shareholders of a public company by law. EXFO has made this process more convenient for its shareholders, as shareholders who so wish, may be notified by e-mail when the Corporation's documentation is posted in the "Investors" section on its website (www.exfo.com). Accordingly such documentation will not be sent in paper form by mail. The Corporation believes that electronic delivery will benefit the environment and reduce its costs. Shareholders who do not consent to receive documentation by e-mail will continue to receive such documentation by mail.

Registered shareholders can consent to electronic delivery by completing and returning the consent form accompanying this Circular to CIBC Mellon Trust Company. Unregistered shareholders (i.e. shares are held through a securities broker, bank, trust company or other nominee) can consent to electronic delivery by completing and returning the appropriate form received from the applicable intermediary.


BUSINESS TO BE TRANSACTED AT THE MEETING

PRESENTATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements of the Corporation for the financial year ended August 31, 2005 and the Auditors' report thereon contained in
EXFO's Annual Report accompanying this Circular will be submitted to shareholders at the Meeting but no vote with respect thereto is required or proposed to be taken.

ELECTION OF THE DIRECTORS

According to the articles of the Corporation, the Board of Directors shall consist of a minimum of 3 and a maximum of 12 directors. At the Meeting, Management proposes the 6 persons named hereafter on pages 3 and 4 as nominees for election as directors to hold office until the next annual meeting or until the office is otherwise vacated in accordance with the Corporation's by-laws.

Management does not anticipate that any of the nominees will be unable, or for any reason whatsoever, be reluctant to fulfill their duties as directors. Should this occur for any reason whatsoever before the election, the persons named in the Form of Proxy reserve the right to vote for another nominee of their choice unless the shareholder specified on the Form of Proxy to abstain from voting for the election of the directors.

APPOINTMENT AND REMUNERATION OF AUDITORS

A firm of auditors is to be appointed by vote of the shareholders at the Meeting to serve as auditors of the Corporation until the close of the next annual meeting. The Audit Committee is to be authorized to fix the remuneration of the auditors so appointed. The Board of Directors and Management, upon the advice of the Audit Committee, recommend that PricewaterhouseCoopers LLP be re-appointed as Auditors of the Corporation. The re-appointment of PricewaterhouseCoopers LLP must be approved by a majority of the votes cast on the matter at the Meeting.


NOMINEES FOR ELECTION AS DIRECTORS AND THEIR BENEFICIAL OWNERSHIP OF VOTING SECURITIES

The following table and notes set out the name of each of the individuals whom is proposed to be nominated at the Meeting for election as a director of the Corporation, all other positions and offices with the Corporation and its subsidiaries now held by each such individual, if any, the principal occupation or employment of each such individual, their respective period of service as a director and the approximate number of shares of the Corporation beneficially owned by each such individual or over which each of them exercised control or direction.

--------------------------------------------------------------------------------------------------------------------
                                                                                     NUMBER OF         NUMBER OF
 NAME AND POSITION OR OFFICE    PRINCIPAL OCCUPATION     CITY OF                     SUBORDINATE    MULTIPLE VOTING
    WITH THE CORPORATION           OR EMPLOYMENT        RESIDENCE    DIRECTOR SINCE  VOTING SHARES       SHARES
--------------------------------------------------------------------------------------------------------------------
Germain Lamonde(1)             Chairman of the         Cap-Rouge,     September 1985     93,000 (1)   37,900,000 (2)
Chairman of the Board,         Board, President and    Quebec
President and Chief            Chief Executive
Executive Officer              Officer, EXFO
                               Electro-Optical
                               Engineering Inc.
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                                     NUMBER OF         NUMBER OF
 NAME AND POSITION OR OFFICE    PRINCIPAL OCCUPATION     CITY OF                     SUBORDINATE    MULTIPLE VOTING
    WITH THE CORPORATION           OR EMPLOYMENT        RESIDENCE    DIRECTOR SINCE  VOTING SHARES       SHARES
--------------------------------------------------------------------------------------------------------------------
Pierre Marcouiller(3)(4)       Chairman of the Board   Magog,           May 2000          5,000            -
Independent Director           and Chief Executive     Quebec
                               Officer,
                               Camoplast Inc.
                               (a supplier of
                               automotive and
                               recreational vehicle
                               parts)
--------------------------------------------------------------------------------------------------------------------
Guy Marier (3)(4)              Executive Consultant    Lakefield      January 2004        1,000            -
Independent Director                                   Gore, Quebec
--------------------------------------------------------------------------------------------------------------------
Andre Tremblay(3)(4)           Executive Consultant    Outremont,       May 2000          6,650 (5)        -
Independent Director                                   Quebec
--------------------------------------------------------------------------------------------------------------------
Dr. David A. Thompson,         Vice-President&         Newton,         June 2000          2,100            -
Ph.D.(4)                       Director,  Hardware &   North
Independent Director           Equipment Technology    Carolina
                               Strategy, Corning
                               Cable Systems
--------------------------------------------------------------------------------------------------------------------
Michael Unger(3)(4)            Executive Consultant    Woodbridge,      May 2000           -               -
Independent Lead Director                              Ontario
--------------------------------------------------------------------------------------------------------------------

--------------
(1) Mr. Lamonde exercises control over this number of Subordinate Voting Shares through Placements Lamonde, SENC, a partnership controlled by Mr. Lamonde.
(2) Mr. Lamonde exercises control over this number of Multiple Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde's family.
(3)   Member of the Audit Committee.
(4)   Member of the Human Resources Committee.
(5) Mr. Tremblay exercises control over this number of Subordinate Voting Shares through 9104-5559 Quebec inc. a company controlled by Mr. Tremblay.

The information as to Subordinate Voting Shares and Multiple Voting Shares beneficially owned or over which the above-named individuals exercise control or direction is not within the direct knowledge of the Corporation and has been furnished by the respective individual.


COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

In the financial year ended August 31, 2005, each director who are not employees of the Corporation or any of its subsidiaries received the level of compensation set forth in the table below as annual compensation payable in a combination of cash and Deferred Share Units ("DSUs") as chosen by the director pursuant to the Deferred Share Unit Plan.

------------------------------------------------------------------------------------------
Annual Retainer for Directors: (1)                          CDN$50,000(2)    US$40,600 (3)
------------------------------------------------------------------------------------------
Annual Retainer for Committee Chairman:                      CDN$5,000        US$4,060 (3)
------------------------------------------------------------------------------------------
Annual Retainer for Committee Members:                       CDN$3,000        US$2,436 (3)
------------------------------------------------------------------------------------------
Fees for all Meetings Attended per day in Person:            CDN$1,000          US$812 (3)
------------------------------------------------------------------------------------------
Fees for all Meetings Attended per day by Telephone:           CDN$500          US$406 (3)
------------------------------------------------------------------------------------------

---------------
(1) All the Directors elected to receive 50% of their Annual Retainer in form of Deferred Share Units.
(2)   The Annual Retainer for Mr. David A. Thompson is US$50,000 (CDN$61,575).
(3) The compensation information has been converted from Canadian dollars to U.S. dollars based upon an average foreign exchange rate of CDN$1.2315 = US$1.00 for 2005.

In the financial year ended August 31, 2005, the Directors who are not employees received the following compensation in the form indicated:

--------------------------------------------------------------------------------------------------------------------
                                ANNUAL                                FAIR VALUE OF DSUS AT     TOTAL ATTENDANCE
                           COMPENSATION PAID   ANNUAL COMPENSATION      THE TIME OF GRANT       FEES PAID IN CASH
          NAME             IN CASH (US$) (1)   PAID IN DSUS (#) (2)         (US$) (3)               (US$) (1)
--------------------------------------------------------------------------------------------------------------------
Pierre Marcouiller (4)          25,173                4,537                  20,300                   4,466
--------------------------------------------------------------------------------------------------------------------
Guy Marier  (5)                 25,173                4,537                  20,300                   4,466
--------------------------------------------------------------------------------------------------------------------
Dr. David A. Thompson (6)       27,440                5,586                  25,000                   3,256
--------------------------------------------------------------------------------------------------------------------
Andre Tremblay (7)              26,797                4,537                  20,300                   4,466
--------------------------------------------------------------------------------------------------------------------
Michael Unger (8)               26,797                4,537                  20,300                   4,466
--------------------------------------------------------------------------------------------------------------------

---------------
(1) The compensation information has been converted from Canadian dollars to U.S. dollars based upon an average foreign exchange rate of CDN$1.2315 = US$1.00 for 2005 except for Mr. David A. Thompson who is paid in U.S. dollar. The Annual Compensation includes, as the case may be, the retainer for Director, Committee Members and Committee Chairman.
(2) Indicates the number of Subordinate Voting Shares granted under the Deferred Share Unit Plan. A DSU is converted in a Subordinate Voting Share when a Director ceases to be a member of the Board.
(3) The fair value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share.
(4)   Member of the Audit Committee and the Human Resources Committee.
(5)   Member of the Audit Committee and the Human Resources Committee.
(6)   Member of the Human Resources Committee.
(7)   Member of the Human Resources Committee and Chairman of the Audit
      Committee.
(8) Member of the Audit Committee, Chairman of the Human Resources Committee and Lead Director.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The table below shows compensation information during the three most recently completed financial years for Mr. Germain Lamonde, the Chairman of the Board, President and Chief Executive Officer of the Corporation, Mr. Pierre Plamondon, the Vice-President Finance and Chief Financial Officer and the three other most highly compensated executive officers of the Corporation and its subsidiaries who were serving the Corporation at the end of the financial year (collectively, the "Named Executive Officers"). This information includes the US dollar value of base salaries, bonus awards and long-term incentive plan payments, the number of options or Restricted Share Units granted, and other compensation, if any, whether paid or deferred.

---------------------------------------------------------------------------------------------------------------------------
                                                                                   SECURITIES
                                                                     OTHER ANNUAL     UNDER     RESTRICTED     ALL OTHER
  NAME AND PRINCIPAL    FINANCIAL   SALARY (1)         BONUS (2)     COMPENSATION    OPTIONS    SHARE UNITS  COMPENSATION
       POSITION          YEARS          ($)               ($)            ($)        (3) (#)         (4)            ($)
---------------------------------------------------------------------------------------------------------------------------
Germain Lamonde,         2005     243,605 (US)      121,729 (US)          -          17,942       13,089           -
President and Chief               300,000 (CDN)     149,909 (CDN)
Executive Officer
                         2004     206,751 (US)       57,115 (US)          -               -            -           -
                                  275,000 (CDN)      75,969 (CDN)

                         2003     185,848 (US)       25,247 (US)          -          50,000            -           -
                                  275,000 (CDN)      37,359 (CDN)
---------------------------------------------------------------------------------------------------------------------------
Pierre Plamondon,        2005     151,441 (US)       48,735 (US)          -           5,383       33,927       2,316 (US) (5)
Vice-President Finance            186,500 (CDN)      60,017 (CDN)                                              2,852 (CDN)
and Chief Financial
Officer                  2004     135,328 (US)       17,451 (US)          -               -            -       1,429 (US) (5)
                                  180,000 (CDN)      23,211 (CDN)                                              1,901 (CDN)

                         2003     118,267 (US)        9,547 (US)          -          25,000            -         866 (US) (5)
                                  175,000 (CDN)      14,127 (CDN)                                              1,281 (CDN)
---------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                                                                   SECURITIES
                                                                     OTHER ANNUAL     UNDER     RESTRICTED     ALL OTHER
  NAME AND PRINCIPAL    FINANCIAL   SALARY (1)         BONUS (2)     COMPENSATION    OPTIONS    SHARE UNITS  COMPENSATION
       POSITION          YEARS          ($)               ($)            ($)        (3) (#)         (4)            ($)
------------------------------------------------------------------------------------------------------------------------------
Juan-Felipe Gonzalez,    2005     246,323 (US)        6,015 (US)          -           5,482       33,998           -
Vice-President,                   303,347 (CDN)       7,407 (CDN)
Global Telecom Sales
                         2004     231,597 (US)      563,867 (US)                        -            -             -
                                  308,047 (CDN)     750,000 (CDN)(6)      -

                         2003     163,896 (US)        7,500 (US)          -          30,000            -           -
------------------------------------------------------------------------------------------------------------------------------
Stephen Bull             2005     121,803 (US)       32,559 (US)          -           3,589       32,618        1,758 (US) (5)
Vice-President                    150,000 (CDN)      40,097 (CDN)                                               2,165 (CDN)
Research & Development
                         2004     112,773 (US)       12,437 (US)          -               -            -       16,221 (US)(7)
                                  150,000 (CDN)      16,543 (CDN)                                              21,576 (CDN)

                         2003      81,098 (US)        8,138 (US)          -          15,000            -          588
                                  120,000 (CDN)      12,042 (CDN)                                                 871
------------------------------------------------------------------------------------------------------------------------------
Etienne Gagnon           2005     113,683 (US)       34,389 (US)          -           3,158        9,804        1,067 (US)(5)
Vice-President,                   140,000 (CDN)      42,349 (CDN)                                               1,314 (CDN)
Optical-Layer  Product
Management and           2004      99,241 (US)        7,540 (US)          -               -            -           -
Customer Service                  132,000 (CDN)      11,157 (CDN)

                         2003      81,098 (US) (8)    2,550 (US)          -          20,000            -           -
                                  120,000 (CDN)       4,013 (CDN)
-----------------------------------------------------------------------------------------------------------------------------

---------------
(1) The compensation information for Canadian residents has been converted from Canadian dollars to U.S. dollars based upon an average foreign exchange rate of CDN$1.2315 = US$1.00 for 2005, CDN$1.3301 = US$1.00 for
      2004 and CDN$1.4797 = US$1.00 for 2003. The currency conversions cause these reported salaries to fluctuate from year-to-year because of the fluctuation in exchange rate.
(2) A portion of the bonus amounts is paid in cash in the year for which they are awarded and the balance is paid in cash in the year following the financial year for which they are awarded.
(3) Indicates the number of Subordinate Voting Shares underlying the options granted under the Long-Term Incentive Plan during the financial year indicated.
(4) Indicates the number of Restricted Share Units granted under the Long-Term Incentive Plan during the financial year indicated.
(5) Indicates the amount contributed by the Corporation during the financial year indicated to the Deferred Profit Sharing Plan, as applicable, for the benefit of the Named Executive Officer. Mr. Lamonde is not eligible to participate in the Deferred Profit Sharing Plan and Mr. Gonzalez did not participate.
(6)   Pursuant  to the  terms of his  employment  agreement,  Mr.  Juan-Felipe
      Gonzalez did receive a cash payment of CDN$750,000 since he did not voluntarily resign and was not dismissed with cause prior to September 2003. An amount of CDN$500,000 was disbursed on October 17, 2003 and the remaining CDN$250,000 was disbursed on January 25, 2004.
(7) Indicates the amount paid by the Corporation during the financial year for relocation allowance (CDN$20,000) (US$15,036) plus the amount referred in note 5 above (CDN$1,576) (US$1,185).
(8) This amount represents Mr. Gagnon annual base salary. Since Mr. Gagnon joined the Corporation in January 13, 2003, the base salary paid to Mr. Gagnon for the financial year ended August 31, 2003 amounted to US$49,906 (CDN$73,846).

Other than its Long-Term Incentive Plan, Deferred Share Unit Plan, Restricted Stock Award Plan and Stock Appreciation Rights Plan, which are described below in the "Report on Executive Compensation by the Human Resources Committee - Long-Term Incentive Compensation", the Corporation does not have any other formal long-term incentive plans for its directors, officers and employees.

SHARE PURCHASE PLAN

In September 1998, prior to becoming a public company, the Corporation adopted a share purchase plan for officers, directors and key employees, as amended in April 2000. On April 3, 2000, the Corporation adopted a share plan which replaced the 1998 share plan and on June 29, 2000, at the time of the Corporation's initial public offering, all of the 707,264 Class "F" shares issued under this plan to Officers, directors and key employees and fully paid by them were converted into Subordinate Voting Shares. No additional shares will be issued under this share plan. This share plan required the Subordinate Voting Shares previously acquired by participants to be held in trust by a trustee until August 31, 2004, except for 249,977 Subordinate Voting Shares, of which 216,548 Subordinate Voting Shares were released on October 21, 2003, 6,020 Subordinate Voting Shares were released on December 23, 2003 and 27,409 Subordinate Voting Shares were released on January 20, 2004.

For further information regarding this share plan, please refer to the Corporation's Management Proxy Circular dated November 1, 2004 in the section named "Share Plan" available on SEDAR website at www.sedar.com under "This Public's Company's Documents" - Management Information Circular - English filed on November 29, 2004.

DEFERRED PROFIT SHARING PLAN

The Corporation maintains a deferred profit sharing plan for certain eligible Canadian resident employees. Under this plan, the Corporation may contribute an amount equal to 1% until May 31, 2005 and 2% from June 1, 2005 of each employee's gross salary to that employee's individual deferred profit sharing plan to the extent that such employee contributes at least 2% of his or her gross salary to his or her individual tax-deferred registered retirement savings plan. In the financial year ended August 31, 2005, the aggregate amount of contributions paid under the plan was US$179,000 (CDN$221,000). Mr. Germain Lamonde is not entitled to participate in this plan.

401K PLAN

The Corporation maintains a 401K plan for eligible United States resident employees of its subsidiaries. Under this plan, the Corporation must contribute an amount equivalent to 3% of an employee's current compensation, subject to certain legislated maximum contribution limits. During the financial year ended August 31, 2005, the Corporation paid contributions totaling US$134,000.

DEFERRED SHARE UNIT GRANTS IN LAST FINANCIAL YEAR

The aggregate number of Deferred Share Units ("DSUs") credited to non-employee directors during the financial year ended August 31, 2005 was 23,734. The fair value at the time of grant of a DSU is equal to the market value of a Subordinate Voting Share at the time DSUs are credited to the directors. At the end of the financial year ended August 31, 2005, there were a total of 23,734 DSUs credited to directors pursuant to the Deferred Share Unit Plan having a fair value at the time of grant of US$105,998 (CDN$130,421).

DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Shares. The DSUs are converted and paid in Subordinate Voting Shares at the time a director ceases to be a member of the Board.

Therefore, the value at vesting of a DSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place. The table below shows information regarding DSU grants made under the Deferred Share Unit Plan during the financial year ended August 31, 2005.

See "Report on Executive Compensation by the Human Resources Committee - Long-Term Incentive Compensation - Deferred Share Unit Plan" for a description of the Deferred Share Unit Plan.

During the financial year ended August 31, 2005, the following DSUs were granted to the directors:

-------------------------------------------------------------------------------------------------------------------
                  WEIGHTED AVERAGE FAIR VALUE AT THE TIME OF GRANT
    DSUS #                            US$/DSU                                           VESTING
-------------------------------------------------------------------------------------------------------------------
   23,734                               4.47                          At the time director cease to be a member
                                                                      of the Board of the Corporation
-------------------------------------------------------------------------------------------------------------------

RESTRICTED SHARE UNIT GRANTS IN LAST FINANCIAL YEAR

The aggregate number of Restricted Share Units (RSUs) granted during the financial year ended August 31, 2005 was 176,185. The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At the end of the financial year ended August 31, 2005, there were a total of 176,185 RSUs granted pursuant to the Long-Term Incentive Plan having a weighted average fair value at the time of grant of US$4.68 (CDN$5.72) per RSU. All RSUs first vesting can not be earlier than the third anniversary date of their grant. Some RSUs granted in the financial year ended August 31, 2005 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in February 2005 and others at a rate of 55%, 35% and 10%, on the third, fourth and fifth anniversary dates of the grant in January 2005. Some RSUs granted in the financial year ended August 31, 2005 vest on the fifth anniversary date of the grant in January 2005 but are subject to early vesting on the third and fourth anniversary dates of the grant on the attainment of performance objectives as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

RSUs attract dividends in the form of additional RSUs at the same rate as dividends on Subordinate Voting Shares. The RSUs are redeemed for actual Subordinate Voting Shares or the equivalent in cash at the discretion of the Board of Directors of the Corporation on the vesting dates established by the Board of Directors of the Corporation at the time of grant in its sole discretion.

Therefore, the value at vesting of a RSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place. The table below shows information regarding RSU grants made under the Long-Term Incentive Plan during the financial year ended August 31, 2005. See "Report on Executive Compensation by the Human Resources Committee - Long-Term Incentive Compensation - Long-Term Incentive Plan" for a description of the Long-Term Incentive Plan.

During the financial year ended August 31, 2005, the following RSUs were granted:

------------------------------------------------------------------------------------------------------------
               FAIR VALUE AT THE
                 TIME OF GRANT
   RSUS #           US$/RSU                                     VESTING (1)
------------------------------------------------------------------------------------------------------------
 129,000             4.69          55%, 35% and 10%, on the third, fourth and fifth anniversary dates of the grant in January 2005 (2)
------------------------------------------------------------------------------------------------------------
  35,185             4.69          100% on the fifth  anniversary  date of the grant in January 2005 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining  units on the fourth  anniversary  date of the grant if the performance objectives are fully attained (3)
------------------------------------------------------------------------------------------------------------
  12,000             4.51          1/3 on each of the third, fourth and fifth anniversary dates of the grant in February 2005 (4)
------------------------------------------------------------------------------------------------------------

---------------
(1) All RSUs first vesting can not be earlier than the third anniversary date of their grant.
(2) Those RSUs granted in the financial year ended August 31, 2005 vest at a rate of 55% , 35% and 10% on the third, fourth and fifth anniversary dates of the grant in January 2005.
(3) Those RSUs granted in the financial year ended August 31, 2005 vest on the fifth anniversary date of the grant in January 2005 but are subject to early vesting on the third and fourth anniversary dates of the grant on the attainment of performance objectives as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.
(4) Those RSUs granted in the financial year ended August 31, 2005 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in February 2005.

During the financial year ended August 31, 2005, the following RSUs were granted to the following Named Executive Officers:

-----------------------------------------------------------------------------------------------------------------
                                   FAIR VALUE AT
                                    THE TIME OF
        NAME            RSUS #     GRANT US$/RSU                            VESTING (1)
-----------------------------------------------------------------------------------------------------------------
Germain Lamonde         13,089         4.69      100% on the fifth anniversary date of the grant in January  2005 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (2)
-----------------------------------------------------------------------------------------------------------------
Pierre Plamondon         3,927         4.69      100% on the fifth anniversary date of the grant in January  2005 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (2)
                       ------------------------------------------------------------------------------------------
                                                 55%, 35% and 10%, on the third, fourth and fifth anniversary
                         30,000       4.69       dates of the grant in January 2005 (3)
-----------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                   FAIR VALUE AT
                                    THE TIME OF
        NAME            RSUS #     GRANT US$/RSU                            VESTING (1)
-----------------------------------------------------------------------------------------------------------------
Juan-Felipe Gonzalez      3,998        4.69      100% on the fifth anniversary date of the grant in January  2005 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (2)
                       ------------------------------------------------------------------------------------------
                                                 55%,  35% and  10%, on  the third, fourth and fifth anniversary
                         30,000        4.69      dates of the grant in January 2005 (3)
-----------------------------------------------------------------------------------------------------------------
Stephen Bull              2,618        4.69      100% on the fifth anniversary date of the grant in January  2005 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (2)
                       ------------------------------------------------------------------------------------------
                                                 55%,  35% and  10%, on  the third, fourth and fifth anniversary
                         30,000        4.69      dates of the grant in January 2005 (3)
-----------------------------------------------------------------------------------------------------------------
Etienne Gagnon            2,304        4.69      100% on the fifth anniversary date of the grant in January 2005 subject  to early  vesting  up to 1/3 on the third  anniversary date of the grant and up to 50% of the  remaining  units on the fourth  anniversary  date  of  the  grant  if  the  performance objectives are fully attained (2)

                       ------------------------------------------------------------------------------------------
                                                 55%,  35% and  10%, on  the third, fourth and fifth anniversary
                          7,500                  dates of the grant in January 2005 (3)
-----------------------------------------------------------------------------------------------------------------

---------------
(1) All RSUs first vesting can not be earlier than the third anniversary date of their grant.
(2) Those RSUs granted in the financial year ended August 31, 2005 vest on the fifth anniversary date of the grant in January 2005 but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.
(3) Those RSUs granted in the financial year ended August 31, 2005 vest at a rate of 55% , 35% and 10% on the third, fourth and fifth anniversary dates of the grant in January 2005.

AGGREGATED RSUS VESTED IN LAST FINANCIAL YEAR AND FINANCIAL YEAR-END RSU VALUES

The following table summarizes, for each of the Named Executive Officers, the number of RSUs, if any, vested during the financial year ended August 31, 2005, the aggregate value realized upon vesting and the total number of unvested RSUs, if any, held at August 31, 2005. Value realized upon vesting is the market value of the Subordinate Voting Shares on the vesting date. The value of unvested RSUs at financial year-end is the market value of the Subordinate Voting Shares on August 31, 2005, which was US$4.67 per share. These values, unlike the amounts set forth in the column "Aggregate Value Realized", have not been and may never be realized. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized. See "Report on Executive Compensation by the Human Resources Committee - Long-Term Incentive Compensation - Long-Term Incentive Plan."

--------------------------------------------------------------------------------------------------------------------
                           SECURITIES                                   UNVESTED RSUS       VALUE OF UNVESTED RSUS
                           ACQUIRED ON         AGGREGATE VALUE       AT AUGUST 31, 2005    AT AUGUST 31, 2005 (US$)
         NAME              VESTING (#)        REALIZED (US$) (1)             (#)                    (2) (3)
--------------------------------------------------------------------------------------------------------------------
Germain Lamonde                 -                     -                    13,089                  61,126
--------------------------------------------------------------------------------------------------------------------
Pierre Plamondon                -                     -                    33,927                 158,439
--------------------------------------------------------------------------------------------------------------------
Juan-Felipe Gonzalez            -                     -                    33,998                 158,771
--------------------------------------------------------------------------------------------------------------------
Stephen Bull                    -                     -                    32,618                 152,326
--------------------------------------------------------------------------------------------------------------------
Etienne Gagnon                  -                     -                     9,804                  45,785
--------------------------------------------------------------------------------------------------------------------

---------------
(1) The aggregate value realized is equivalent to the market value of the securities underlying the RSUs at vesting. This value, as the case maybe, has been converted from Canadian dollars to U.S. dollars based upon the average foreign exchange rate on the day of vesting.
(2) The value of RSUs is calculated using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2005 using the noon buying rate of the Federal Reserve Bank of New York to convert the NASDAQ National Market closing price to Canadian dollars, as required.
(3) The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

OPTION GRANTS IN LAST FINANCIAL YEAR

The aggregate number of Subordinate Voting Shares covered by options granted during the financial year ended August 31, 2005 was 246,233 at a weighted average exercise price of US$4.59 (CDN$5.68) per Subordinate Voting Share. At the end of the financial year ended August 31, 2005, there were a total of 2,763,759 Subordinate Voting Shares covered by options granted and outstanding pursuant to the Long-Term Incentive Plan having a weighted average exercise price of US$12.87 (CDN$19.22). The table below shows information regarding stock option grants made to the Named Executive Officers under the Long-Term Incentive Plan during the financial year ended August 31, 2005. See "Report on Executive Compensation by the Human Resources Committee - Long-Term Incentive Compensation" for a description of the Long-Term Incentive Plan.

During the financial year ended August 31, 2005, the following options were granted to the following Named Executive Officers:

--------------------------------------------------------------------------------------------------------------------
                                       PERCENTAGE OF NET                      MARKET VALUE OF
                        SECURITIES     TOTAL OF OPTIONS                    SECURITIES UNDERLYING
                      UNDER OPTIONS  GRANTED TO EMPLOYEES    EXERCISE OR    OPTIONS ON THE DATE
                        GRANTED(1)     IN FINANCIAL YEAR   BASE PRICE (2)         OF GRANT
        NAME               (#)                (%)          (US$/ SECURITY)   (US$/SECURITY) (3)    EXPIRATION DATE
--------------------------------------------------------------------------------------------------------------------
Germain Lamonde           17,942             7.29             4.51 (4)            4.57 (5)         February 1, 2015
--------------------------------------------------------------------------------------------------------------------
Pierre Plamondon          5,383              2.19             5.13 (6)            5.15 (7)         October 26, 2014
--------------------------------------------------------------------------------------------------------------------
Juan-Felipe Gonzalez      5,482              2.23             5.13 (6)            5.15 (7)         October 26, 2014
--------------------------------------------------------------------------------------------------------------------
Stephen Bull              3,589              1.46             5.13 (6)            5.15 (7)         October 26, 2014
--------------------------------------------------------------------------------------------------------------------
Etienne Gagnon            3,158              1.28             5.13 (6)            5.15 (7)         October 26, 2014
--------------------------------------------------------------------------------------------------------------------

---------------
(1)   Underlying securities: Subordinate Voting Shares.
(2) The exercise price of options granted is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. These options vest at a rate of 12.5% 6 months after the grant date, 12.5% 12 months after the grant date, and 25% annually thereafter commencing on the second anniversary date of the grant except for Mr. Germain Lamonde, whose options vest at a rate of 25% annually commencing on the first anniversary date of the grant.
(3) Based on the closing price on the NASDAQ National Market on the date of the grant.
(4)   Being CDN$5.60.
(5)   Being CDN$5.63.
(6)   Being CDN$6.28.
(7)   Being CDN$6.29.

AGGREGATED OPTION EXERCISES IN LAST FINANCIAL YEAR AND FINANCIAL YEAR END OPTION VALUES

The following table summarizes, for each of the Named Executive Officers, the number of stock options, if any, exercised during the financial year ended August 31, 2005, the aggregate value realized upon exercise and the total number of unexercised options, if any, held at August 31, 2005. Value realized upon exercise is the difference between the market value of the underlying Subordinate Voting Shares on the exercise date and the exercise or base price of the option. The value of unexercised in-the-money options at financial year-end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Shares on August 31, 2005, which was US$4.67 (CDN$5.55) per share. These values, unlike the amounts set forth in the column "Aggregate Value Realized," have not been, and may never be, realized. The underlying options have not been, and may never be exercised, and actual gains, if any, on exercise will depend on the value of the Subordinate Voting Shares on the date of exercise. There can be no assurance that these values will be realized. Unexercisable options are those that have been held for less than the time required for vesting. See "Report on Executive Compensation by the Human Resources Committee - Long-Term Incentive Compensation."

--------------------------------------------------------------------------------------------------------------------
                                       AGGREGATE
                        SECURITIES       VALUE                                            VALUE OF UNEXERCISED
                        ACQUIRED ON     REALIZED          UNEXERCISED OPTIONS           "IN-THE-MONEY" OPTIONS AT
         NAME          EXERCISE (#)  (US$) (1) (4)         AT AUGUST 31, 2005          AUGUST 31, 2005 (2) (3) (4)
--------------------------------------------------------------------------------------------------------------------
                                                      EXERCISABLE    UNEXERCISABLE    EXERCISABLE     UNEXERCISABLE
                                                          (#)             (#)            (US$)            (US$)
--------------------------------------------------------------------------------------------------------------------
Germain Lamonde               -               -        107,982          60,442           64,135         64,135
--------------------------------------------------------------------------------------------------------------------
Pierre Plamondon              -               -         60,363          21,960           32,067         32,067
--------------------------------------------------------------------------------------------------------------------
Juan-Felipe Gonzalez      7,500          21,007         75,715          27,297                -         38,481
--------------------------------------------------------------------------------------------------------------------
Stephen Bull                  -               -         28,029          14,390           19,240         19,240
--------------------------------------------------------------------------------------------------------------------
Etienne Gagnon                -               -          5,395          12,763            2,397          4,794
--------------------------------------------------------------------------------------------------------------------

---------------
(1) The aggregate value realized is equivalent to the difference between the market value of the securities underlying the options at exercise and the exercise price of the options. This value, as the case maybe, has been converted from Canadian dollars to U.S. Dollars based upon the average foreign exchange rate on the day of the exercise.
(2) "In-the-money" options are options for which the market value of the underlying securities is higher than the price at which such securities may be bought from the Corporation.
(3) The value of unexercisable "in-the-money" options is calculated using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2005 using the noon buying rate of the Federal Reserve Bank of New York to convert the NASDAQ National Market closing price to Canadian dollars, as required, less the exercise price of "in-the-money" options.

(4) This value has been converted from Canadian to US dollars based upon the foreign exchange rate on August 31, 2005 of 1.1889.

NUMBER OF SUBORDINATE VOTING SHARES RESERVED FOR FUTURE ISSUANCE

During the financial year ended August 31, 2005, 23,734 Deferred Share Units, 176,185 Restricted Share Units and 246,233 options were granted to directors, officers and employees. Such awards were issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the Long-Term Incentive Plan which is 9.2% of the total and outstanding voting shares. Therefore, as of November 1, 2005 the number of Subordinate Voting Shares reserved for future issuance is 3,182,504.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Corporation has an employment agreement with Mr. Germain Lamonde. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of the termination of Mr. Lamonde's employment without cause, Mr. Lamonde will be entitled to severance payments (in no case exceeding 24 months of remuneration) and the vesting of all stock options and RSUs. In addition, in the event that Mr. Lamonde's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital or if Mr. Lamonde voluntarily resigns, he will be entitled to the vesting of all stock options and RSUs.

The Corporation also has employment agreements with Mr. Pierre Plamondon, Mr. Juan-Felipe Gonzalez, Mr. Stephen Bull and Mr. Etienne Gagnon.

The Corporation has an employment agreement with Mr. Pierre Plamondon, the Corporation's Vice-President, Finance and Chief Financial Officer. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Plamondon's employment without cause, Mr. Plamondon will be entitled to severance payments (in no case exceeding 18 months of the current base salary). In addition, in the event Mr. Plamondon's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital, he will be entitled to the immediate vesting of all stock options and RSUs.

The agreement with Mr. Gonzalez provided for Mr. Gonzalez's employment as Vice-President Global Telecom Sales. In the event Mr. Gonzalez's employment terminates for any reason whatsoever and he is unable to accept new employment due to his non-competition obligations to the Corporation, Mr. Gonzalez may receive compensation for a period of 18 months following the date of termination in amounts varying from 5% to 50% of his base monthly salary at the time of termination depending on the cause of the termination. The employment agreement is for an indeterminate period and compensation is reviewed annually.

The Corporation has an employment agreement with Mr. Stephen Bull, the Corporation's Vice-President, Research and Development. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Bull's employment without cause, Mr. Bull will be entitled to severance payments (in no case exceeding 18 months of the current base salary). In addition, in the event Mr. Bull's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital, he will be entitled to the immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Etienne Gagnon, the Corporation's Vice-President, Optical-Layer Product Management and Customer Service. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Gagnon's employment without cause, Mr. Gagnon's will be entitled to severance payments (in no case exceeding 18 months of the current base salary). In addition, in the event Mr. Gagnon's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital, he will be entitled to the immediate vesting of all stock options and RSUs.


REPORT ON EXECUTIVE COMPENSATION BY THE HUMAN RESOURCES COMMITTEE

MEMBERS OF THE HUMAN RESOURCES COMMITTEE

During the financial year ended August 31, 2005, the Human Resources Committee was composed of Michael Unger, as Chairman, Pierre Marcouiller, Guy Marier, David A. Thompson and Andre Tremblay, none of whom were officers or employees, or former officers or employees of the Corporation or its subsidiaries.

HUMAN RESOURCES COMMITTEE MANDATE

The Human Resources Committee is a committee of the Board of Directors. It is responsible for overseeing the assessment and the performance, and establishing the annual compensation of all the Corporation's executive officers, including the President and Chief Executive Officer. This Committee also reviews and submits to the Board the salary structure and the short-term and long-term incentive compensation programs for all employees of the Corporation. Though the Committee is responsible for the review and approval of the employees that will receive Restricted Share Units or options to purchase shares of the Corporation, in accordance with policies established by the Board and the terms of the Long-Term Incentive Plan, these functions have been shared by the Board of Directors and the Human Resources Committee during the period from September 1, 2004 to August 31, 2005. The remuneration to be paid by the Corporation to its Directors and the number of Deferred Share Units credited pursuant to the Deferred Share Unit Plan to the non-employee directors is recommended to the Board by the Human Resources Committee.

Since September 1, 2004, the Human Resources Committee held 4 meetings prior to November 1, 2005, which were attended by all the members of the Committee, except Mr. Thompson who was absent at one meeting and Mr. Tremblay who was also absent at one meeting.

COMPENSATION OF CHIEF EXECUTIVE OFFICER

In establishing Mr. Lamonde's compensation for the year ending August 31, 2005, the Corporation relied on a study completed by an independent consulting firm. Such study indicated average salaries and bonuses, median salaries and bonuses and maximum salaries and bonuses paid to chief executive officers by Canadian and American computer hardware and software companies as well as by a specific group of companies active in the fiber optics industry identified by the Corporation that it considers to be the best available comparisons. It was decided that Mr. Lamonde's compensation should reflect the median of Canadian computer hardware and software companies and of the specific group of companies in fiber optics identified by the Corporation. In the financial year ended August 31, 2005, Mr. Lamonde's compensation was adjusted accordingly.

In the financial year ended August 31, 2005, the bonus portion of Mr. Lamonde's compensation was tied to the financial and strategic objectives of the Corporation based on the following factors: sales, earnings, gross margin, customer satisfaction (quality and on-time delivery), departmental or divisional objectives and personal objectives. Mr. Lamonde's bonus is payable in the same proportion at which the Corporation attains such objectives. When the objectives are exceeded, the bonus is higher; when objectives are not met, the bonus is lower.

SHORT-TERM INCENTIVE COMPENSATION

The short-term incentive plan offers bonuses tied to the Corporation's financial performance and the achievement of strategic corporate and business unit objectives established on a yearly basis.

In the case of the Named Executive Officers eligible for incentive bonuses in the year ended August 31, 2005, such bonuses constituted a certain percentage of base salary which is tied to the achievement of the financial and strategic objectives of the Corporation based on the following factors: sales, earnings, gross margin, customer satisfaction (quality and on-time delivery), departmental or divisional objectives and personal objectives. When such objectives are exceeded, bonuses are higher; when objectives are not met, the incentive bonuses are lower.

LONG-TERM INCENTIVE COMPENSATION

LONG-TERM INCENTIVE PLAN

The principal component of the long-term incentive compensation offered by the Corporation is made up of the Long-Term Incentive Plan for directors, officers, employees and consultants of the Corporation and its subsidiaries.

Introduced in May 2000, amended in October 2004 and effective in January 2005, the Long-Term Incentive Plan is designed to motivate directors, officers, employees and consultants to share interest with the Corporation's shareholders over the long-term. It is subject to Human Resources Committee review to ensure maintenance of its market competitiveness. The Board has full and complete authority to interpret the Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which the securities of the Corporation are then traded and with all relevant securities legislation.

The Long-Term Incentive Plan provides for the issuance of options to purchase Subordinate Voting Shares and the issuance of Restricted Share Units ("RSUs") redeemable for actual Subordinate Voting Shares or the equivalent in cash to directors, officers, employees and consultants. The Board of Directors upon recommendation of the Human Resources Committee designates the recipients of options or RSUs and determines the number of Subordinate Voting Shares covered by each option or RSU, the dates of vesting, the expiry date and any other conditions relating to these options or RSUs, in each case in accordance with the applicable legislation of the securities regulatory authorities. During the financial year ended August 31, 2005, options and RSUs were granted based on merit.

The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all relevant securities legislation. In any event, the price at which the Subordinate Voting Shares may be purchased may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Any option issued is non-transferable.

The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At the end of financial year ended August 31, 2005, there were a total of 176,185 RSUs granted pursuant to the Long-Term Incentive Plan having a weighted average fair value at the time of grant of US$4.68 (CDN$5.72) per RSU.

The maximum number of Subordinate Voting Shares that are issuable under the Plan shall not exceed 6,306,153 Subordinate Voting Shares, which represents 9.2% of the Corporation's issued and outstanding voting shares as of November 1, 2005. The maximum number of Subordinate Voting Shares that may be granted to any one individual shall not exceed 5% of the number of outstanding Subordinate Voting Shares.

Some options granted to Directors vest on the first anniversary date of their grant. Some options granted in the financial year ended August 31, 2004 and 2005 vest at a rate of 12.5% six (6) months after the date of grant, 12.5% twelve (12) months after the date of grant and 25% annually thereafter commencing on the second anniversary date of the grant in October 2005. Otherwise all options vest a rate of 25% annually commencing on the first anniversary date of the grant. All options may be exercised in whole or in part once vested. All of the options that are granted under the Plan must be exercised within a maximum period of ten (10) years following the date of their grant or they will be forfeited.

All RSUs first vesting can not be earlier than the third anniversary date of their grant. Some RSUs granted in the financial year ended August 31, 2005 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in February 2005 and others at a rate of 55%, 35% and 10%, on the third, fourth and fifth anniversary dates of the grant in January 2005. Some RSUs granted in the financial year ended August 31, 2005 vest on the fifth anniversary date of the grant in January 2005 but are subject to early vesting on the third and fourth anniversary dates of the grant on the attainment of performance objectives as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant. If such vesting date falls into any black-out period or any other restrictive period during which the RSU holder is not entitled to trade the Corporation's Subordinate Voting Shares, then the units shall vest on the first trading day the RSU holder is entitled to trade after such black-out period or restrictive period.

Any option granted pursuant to the Long-Term Incentive Plan will lapse (i) immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries (or within 30 days if the holder's employment is terminated for reasons not related to cause); and (ii) 30 days after a Director ceases to be a member of the Board of Directors of the Corporation or one of its subsidiaries. In the event of retirement or disability, any option held by an employee lapses 30 days after the date of any such disability or retirement. In the event of death, any option held by the optionee lapses 6 months after the date of death.

Any RSU granted pursuant to the Long-Term Incentive Plan will lapse (i) immediately, where vesting of a unit is subject to the attainment of performance objectives, if such performance objectives have not been attained (or postponed at a further vesting date as determined by the Board of Directors.); (ii) immediately, whether or not subject to attainment of performance objectives, upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries.

Any RSU granted pursuant to the Long-Term Incentive Plan will vest immediately, to a certain proportion as determined by the Plan, upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries (i) for reasons not related to cause; (ii) because of death or permanent disability and (iii) retirement.

The following table summarizes information about stock options granted to the members of the Board of Directors, and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2005:

------------------------------------------------------------------------------------------------------------
                                               NUMBER OF      % OF ISSUED AND      WEIGHTED AVERAGE EXERCISE
                                                OPTIONS     OUTSTANDING OPTIONS       PRICE ($US/SECURITY)
------------------------------------------------------------------------------------------------------------
President and CEO (one individual)              168,424           6.09%                      9.34
------------------------------------------------------------------------------------------------------------
Board of Directors (five individuals)           194,375           7.03%                      6.23
------------------------------------------------------------------------------------------------------------
Management and Corporate Officers (nine
individuals                                     340,091          12.31%                     14.39
------------------------------------------------------------------------------------------------------------

The following table summarizes information about RSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2005:

--------------------------------------------------------------------------------------------------------------
                                              NUMBER OF      % OF ISSUED AND     WEIGHTED AVERAGE FAIR VALUE
                                                RSUS        OUTSTANDING RSUS     AT THE TIME OF GRANT $US/RSU
--------------------------------------------------------------------------------------------------------------
President and CEO (one individual)              13,089            7.43%                     4.69
--------------------------------------------------------------------------------------------------------------
Board of Directors (five individuals)                -                -                        -
--------------------------------------------------------------------------------------------------------------
Management and Corporate Officers (nine        151,096           85.76%                     4.69
individuals)
--------------------------------------------------------------------------------------------------------------

DEFERRED SHARE UNIT PLAN

Introduced in October 2004 and effective as of January 2005, the Deferred Share Unit Plan is designed to align more closely the interests of its non-employee directors with those of the Corporation's shareholders.

Under the Deferred Share Unit Plan, non-employee directors shall receive up to 100 % of their retainer fees in the form of Deferred Share Units ("DSUs"), each of which has a fair value at the time of grant equal to the market value of a Subordinate Voting Share at the time DSUs are credited to the directors. The value of a DSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place. DUSs attract dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Share. When a director ceases to be a member of the Board, the DSUs are either converted and paid in Subordinate Voting Shares purchased on the open market or issued by the Corporation. Such Subordinate Voting Shares issued by the Corporation will be issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the Long-Term Incentive Plan, which is 9.2% of the total issued and outstanding voting shares.

The  following  table  summarizes   information  about  DSUs  granted  to  the
non-employee members of the Board of Directors as at August 31, 2005:

--------------------------------------------------------------------------------------------------------------------
                                                    NUMBER OF      % OF ISSUED AND     WEIGHTED AVERAGE FAIR VALUE
--------------------------------------------------------------------------------------------------------------------
Board of Directors (five individuals)                23,734             100%                       4.47
--------------------------------------------------------------------------------------------------------------------

RESTRICTED STOCK AWARD PLAN

The EXFO Electrical-Optical Engineering Restricted Stock Award Plan (the "RSAP") was established to provide a means through which employees of EXFO Burleigh Products Group Inc. can be granted awards of restricted shares ("Restricted Shares") of Subordinate Voting Shares to promote retention and foster identity of interest between stockholders and employees of EXFO Burleigh Products Group Inc.

The effective date of the RSAP was December 20, 2000. The expiration date of the RSAP is the business day next following the final grant of Restricted Shares under the RSAP, which was December 20, 2000. However, the administration of the RSAP did continue until all awards of Restricted Shares have been forfeited or settled. The aggregate number of shares subject to the RSAP was 360,000. Stock awards granted under the RSAP vest over a 4 year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. The last vesting occurred on December 20, 2004, the Human Resources Committee administered the RSAP until that date. Therefore the administration of the RSAP terminated on December 20, 2004.

Awards of Restricted Shares were subject to forfeiture and restrictions on transfer until the Restricted Shares became vested at which point a stock certificate was issued to a participant with respect to the number of vested shares, which are then freely transferable. Restricted Shares become vested, subject to a participant's continued employment with the Corporation or its affiliates, on each of the first four anniversaries of the date of grant of an award of Restricted Shares.

Upon a participant's termination of employment with the Corporation or any of its affiliates due to the participant's death, disability or retirement on or after age 60, the participant's award of restricted shares became fully vested and was no longer subject to forfeiture. However, the transfer restrictions remained in place until the occurrence of the vesting dates originally contemplated by the award.

Upon the voluntary resignation of a participant, the termination of a participant's employment for cause, the termination of a participant who is not designated a member of EXFO Burleigh Products Group Inc. "Management Team" without cause prior to a change in control of the Corporation or a termination without cause of a participant who is designated a member of EXFO Burleigh Products Group Inc. Management Team that is initiated by EXFO Burleigh
Products Group Inc. prior to a change in control of the Corporation, the unvested portion of the participant's award of Restricted Shares were forfeited. However the RSAP provided discretion to the Human Resources Committee in the application of the forfeiture provisions where a change in circumstances rendered such action appropriate. During the financial year ended August 31, 2005, EXFO Burleigh Products Group Inc. was required to lay off the remaining of the participants (excluding a few that were transferred to our other offices) as a result of a consolidation due to a sharp downturn in its market. The Human Resources Committee decided that the awards of RSAP participants affected by the lay-offs would not be subject to forfeiture, though the transfer restrictions remained in place until the occurrence of the vesting dates originally contemplated by the award.

Upon the termination without cause of a participant who was designated a member of EXFO Burleigh Products Group Inc. Management Team that was initiated by the Corporation or a termination of a participant's employment without cause following a change in control of the Corporation, a participant's award of Restricted Stock became fully vested and all restrictions lapsed.

In the event of a change in control, the committee administering the RSAP could in its discretion remove restrictions on Restricted Shares or provide for the cancellation of awards in exchange for payment in respect of the Restricted Shares subject to an award.

STOCK APPRECIATION RIGHTS PLAN

On August 4, 2001, the Corporation established a Stock Appreciation Rights Plan ("SAR Plan") for the benefit of certain employees residing in countries where the granting of options under the Stock Option Plan is not feasible in the opinion of the Corporation. The Board has full and complete authority to interpret the SAR Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the SAR Plan.

Under the SAR Plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the Subordinate Voting Shares on the date of exercise and the exercise price determined on the date of grant. No Subordinate Voting Shares are issuable under the SAR Plan.

The Board of Directors has delegated to Management the task of designating the recipients of stock appreciation rights, the date of vesting, the expiry date and other conditions. Under the terms of the SAR Plan, the exercise price of the stock appreciation rights may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Stock appreciation rights are non-transferable.

The stock appreciation rights vest over a four-year period, with 25% vesting annually commencing on the first anniversary date of the date of grant. Once vested, stock appreciation rights may be exercised between the second and the fifteenth business day following each release of the Corporation's quarterly financial results. All of the stock appreciation rights that are granted under the SAR Plan may be exercised within a maximum period of 10 years following the date of their grant. Any stock appreciation rights granted under the SAR Plan will lapse immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with the Corporation or one of its subsidiaries (or within 30 days if the holder is dismissed without cause). In the event of retirement or disability, any stock appreciation right held by an employee lapses 30 days after the date of any such disability or retirement. In the event of death, any stock appreciation right lapses 6 months after the date of death.

COMPENSATION PLAN CONTROL AND REVIEW

As a general practice, the Corporation's relative position in terms of compensation levels is determined annually through studies performed by independent consulting firms using a selected reference market of comparable companies. In addition, internal pay equity studies are a key factor to complete the compensation review process and indicate where necessary adjustments may be required. During the fiscal year ended August 31, 2005, this practice continued and certain compensation adjustments that became necessary were made.

CONCLUSION

By way of application of the Corporation's executive compensation policy, an important part of executive compensation is linked to corporate performance and long-term value creation. The Human Resources Committee continuously reviews executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation's objectives, values and business strategies.

Depending on specific circumstances, the Committee may also recommend employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.




By the Human Resources Committee:


Michael Unger, Chairman
Pierre Marcouiller
Guy Marier
David A. Thompson
Andre Tremblay

PERFORMANCE GRAPH

The performance graph presented below compares the cumulative total shareholder return of a $100 investment in the Subordinate Voting Shares and the cumulative total return of the S&P/TSX Stock Index for the period commencing June 30, 2000, the date EXFO's Subordinate Voting Shares commenced trading, and ending August 31, 2005.


                       THE CORPORATION'S STOCK PERFORMANCE
                       (JUNE 30, 2000 TO AUGUST 31, 2005)



                              [LINE CHART OMITTED]




DIRECTORS AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains insurance protection against liability incurred by its officers and directors as well as those of its subsidiaries in the performance of their duties. The entire premium, amounting to US$245,000 from September 30, 2005 to September 30, 2006, is paid by the Corporation. The aggregate limit of liability in respect of any and all claims is US$10 million per year. The policy provides for the indemnification of directors and officers in the case of claims for which the Corporation has not indemnified or is not permitted by law to indemnify them, and for the reimbursement of the Corporation, subject to a deductible of US$100,000, except for securities claims where the deductible is US$500,000.

REPORT ON CORPORATE GOVERNANCE PRACTICES

National Policy 58-201 Corporate Governance Guidelines establishes corporate governance guidelines which apply to all publicly listed companies. National
Instrument 58-101 Disclosure of Corporate Governance Practices mandates disclosure of corporate governance practices, which disclosure is set out in Schedule A attached to this Management Proxy Circular.


ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. The Corporation shall provide to any person or company, upon request to the Secretary of the Corporation, at 400 Godin Avenue, Vanier, Quebec, Canada, G1M 2K2, phone number (418) 683-0913 ext. 3704 or fax number
(418) 683-9839:

(a) one copy of the Annual Report on Form 20-F of the Corporation filed with the Securities and Exchange Commission (the "SEC") in the United States pursuant to the SECURITIES EXCHANGE ACT OF 1934, and with securities commissions or similar authorities;

(b) one copy of the comparative consolidated financial statements of the Corporation for its most recently completed financial year and the Auditors report thereon, included in the Annual Report of the Corporation and one copy of any interim consolidated financial statements of the Corporation subsequent to the consolidated financial statements for its most recently completed financial year;

(c)   one copy of this Management Proxy Circular.

Additional information relating to the Corporation is also included in the Corporation's Annual Report for the year ended August 31, 2005. The Annual Report containing the consolidated audited financial statements, the report of the auditor and management's discussion and analysis is being mailed to shareholders with the Notice of Meeting and this Management Proxy Circular. Additional copies of the Annual Report are available on SEDAR at www.sedar.com and may be obtained free of charge from the Corporation upon request and will be available at the Meeting.


DIRECTORS' APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the Directors of the Corporation.

DATED at Vanier, Quebec, Canada, this 1st day of November, 2005.



/s/ Benoit Ringuette
------------------------------
Benoit Ringuette
Corporate Secretary


EXFO ELECTRO-OPTICAL ENGINEERING INC.
400 Godin Avenue
Vanier, Quebec, Canada, G1M 2K2

                                       EXFO ELECTRO-OPTICAL ENGINEERING INC.

                                                    SCHEDULE A

--------------------------------------------------------------------------------------------------------------------------
National Instrument 58-101 DISCLOSURE OF
CORPORATE GOVERNANCE PRACTICES & National                                          COMMENTS
Policy 58-201 CORPORATE GOVERNANCE GUIDELINES
--------------------------------------------------------------------------------------------------------------------------
1.             The Board delineates its role and
               responsibilities as follows:
--------------------------------------------------------------------------------------------------------------------------
         (a)   Adoption of a strategic planning            The  Board  provides  guidance  for  the  development  of  the
               process                                     strategic  planning  process and  approves the process and the plan  developed  by  management  annually.  In  addition,  the
                                                           Board  carefully  reviews  the  strategic  plan and deals with strategic planning matters that arise during the year.
--------------------------------------------------------------------------------------------------------------------------
         (b)   Identification of principal risks and       The Board works with management to identify the  Corporation's
               implementing of risk management             principal  risks  and  manages  these  risks  through  regular
               systems                                     appraisal of management's practices on an ongoing basis.
--------------------------------------------------------------------------------------------------------------------------

         (c)   Succession planning including               The  Human   Resources   Committee  is  responsible   for  the
               appointing, training and monitoring         elaboration  and  implementation  of  a  succession   planning
               senior management                           process  and its  updates  as  required.  The Human  Resources
                                                           Committee   is   responsible   to   monitor   and  review  the
                                                           performance  of the Chief  Executive  Officer  and that of all other senior officers.
--------------------------------------------------------------------------------------------------------------------------
         (d)   Communications policy                       The Chief Financial  Officer of the Corporation is responsible for  communications  between  Management and the Corporation's current and potential  shareholders  and  financial  analysts.
                                                           The Board  adopted and  implemented  Disclosure  Guidelines to ensure  consistency  in the manner  that  communications  with shareholders  and the public are managed.  The Audit Committee reviews press  releases  containing  the quarterly  results of the Corporation  prior to release.  In addition,  all material
                                                           press  releases  of  the   Corporation  are  reviewed  by  the
                                                           President  and  Chief  Executive   Officer,   Chief  Financial
                                                           Officer,  Investor  Relations  Manager,  Manager of  Financial
                                                           Reporting  and  Accounting  and Internal  Legal  Counsel.  The
                                                           Disclosure  Guidelines  have been  established  in  accordance with the relevant  disclosure  requirements  under  applicable
                                                           Canadian and United States securities laws.
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
National Instrument 58-101 DISCLOSURE OF
CORPORATE GOVERNANCE PRACTICES & National                                          COMMENTS
Policy 58-201 CORPORATE GOVERNANCE GUIDELINES
--------------------------------------------------------------------------------------------------------------------------
         (e)   Integrity of internal control and           The Audit  Committee  has the  responsibility  to  review  the
               management information systems              Corporation's  systems of internal controls regarding finance,
                                                           accounting,   legal  compliance  and  ethical  behaviour.  The
                                                           Audit   Committee  meets  with  the   Corporation's   external
                                                           auditors on a  quarterly  basis.  Accordingly,  it is expected that the  Corporation  will fully  comply with  Sarbanes-Oxley
                                                           Act  requirements  within the required period of time which is by August 31, 2006.
--------------------------------------------------------------------------------------------------------------------------
         (f)   Approach to corporate governance            The Board assumes direct  responsibility for the monitoring of
               including developing a set of               the Board's corporate  governance  practices,  the functioning
               corporate governance principles and         of the Board and the powers,  mandates and  performance of the
               guidelines that are specifically            committees.  These responsibilities were previously assumed by
               applicable to the issuer                    the  Human  Resources   Committee.   Accordingly,   the  Board
                                                           updated  and adopted in March 2005 the  following  policies to fully comply with these responsibilities:

                                                           o   Audit Committee Charter*;
                                                           o   Board of Directors Corporate Governance Guidelines*;
                                                           o   Code of Ethics for our Principal Executive Officer
                                                               and Senior Financial Officers*;
                                                           o   Disclosure Guidelines;
                                                           o   Ethics and Business Conduct Policy*;
                                                           o   Human Resources Committee Charter*;
                                                           o   Securities Trading Policy;
                                                           o   Statement of Reporting Ethical Violations (Whistle
                                                               Blower)*.

                                                           *   available on EXFO website at www.exfo.com.
--------------------------------------------------------------------------------------------------------------------------
         (g)   Expectations and responsibilities of        The  Board  is also  responsible  for the  establishment  and
               Directors, including basic duties and       functioning  of all  Board  committees,  the  appointment  of
               responsibilities with respect to            members to serve on such committees,  their  compensation and
               attendance at board meetings and            their good standing.  At regularly  scheduled meetings of the
               advance review of meeting materials         Board, the Directors receive,  consider and discuss committee reports.  The  Directors  also  receive  in  advance  of  any
                                                           meeting,   all   documentation   required  for  the  upcoming
                                                           meetings  and they are  expected to review and  consult  this documentation.
--------------------------------------------------------------------------------------------------------------------------
2.             Majority of Directors should be             The Board presently  consists of six Directors,  five of which
               independent (no direct or indirect          are   independent   Directors   within  the   meaning  of  the
               material relationship with the issuer)      Instrument.  The  Chairman of the Board,  Mr. Germain  Lamonde
                                                           is a significant  shareholder in the Corporation as he has the ability to exercise a majority  of the votes for the  election of the  Board  of  Directors.  The  Board  believes  that  the current majority of independent  Directors provide appropriate independent  representation for the public shareholders of the
                                                           Corporation.
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
National Instrument 58-101 DISCLOSURE OF
CORPORATE GOVERNANCE PRACTICES & National                                          COMMENTS
Policy 58-201 CORPORATE GOVERNANCE GUIDELINES
--------------------------------------------------------------------------------------------------------------------------
               The chair of the Board should be an         During the financial  year ended August 31, 2002, the Board of
               independent Director. Where this is         Directors   designated   Mr.  Michael  Unger  to  act  as  the
               not appropriate, an independent             independent "Lead Director".
               Director should be appointed to act
               as "Lead Director"
--------------------------------------------------------------------------------------------------------------------------
3.             Annual Disclosure for each Director         Mr.  Germain  Lamonde -  Non-Independent  - is  President  and
               whether he or she is independent            Chief Executive Officer of the Corporation.

                                                           For the remainder of the proposed  Directors,  none of them or their  associates  have any  interest or any business or other relationship  which could or could  reasonably be perceived to materially  interfere with the Director's  ability to act with a view to the best  interests of the  Corporation,  other than interests arising from shareholding.

                                                           Mr. Pierre Marcouiller - Independent

                                                           Mr. Guy Marier - Independent

                                                           Mr. Andre Tremblay - Independent

                                                           Dr. David A. Thompson - Independent

                                                           Mr. Michael Unger - Independent
--------------------------------------------------------------------------------------------------------------------------
4.       (a)   Appoint a committee responsible for         The  Board  adopted  and   implemented   a  Human   Resources
               nomination/assessment  and                  Committee   Charter   which   integrates   the   Compensation
               compensation of Directors and Officers      Committee   Charter  and  the   Nominating   and   Governance
                                                           Committee   Charter.   The  Human   Resources   Committee  is
                                                           responsible  for nomination,  assessment and  compensation of
                                                           Directors  and  Officers.  Therefore,  this  Human  Resources
                                                           Committee Charter namely foresees:

                                                           o    The  Committee to identify  individuals  qualified to
                                                                become  members of the Board,  to conduct  background
                                                                checks respecting such individuals, to recommend that
                                                                the Board select the  director  nominees for the next
                                                                annual meeting of shareholders;

                                                           o    The  Committee  to review  and  approve  on an annual
                                                                basis  corporate  goals and  objectives  relevant  to
                                                                Chief   Executive   Officer   ("CEO")   compensation,
                                                                evaluate  the  CEO's  performance  in  light of those
                                                                goals and objectives  and set the CEO's  compensation
                                                                level based on this evaluation;

                                                           o    The  Committee  to review  and  approve  on an annual
                                                                basis with respect to the annual  compensation of all
                                                                senior officers;
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
National Instrument 58-101 DISCLOSURE OF
CORPORATE GOVERNANCE PRACTICES & National                                          COMMENTS
Policy 58-201 CORPORATE GOVERNANCE GUIDELINES
--------------------------------------------------------------------------------------------------------------------------
                                                           o    The Committee to review and approve, on behalf of the
                                                                Board of Directors (the "Board") or in  collaboration
                                                                with the  Board as  applicable,  on the  basis of the
                                                                attribution  authorized by the Board, to whom options
                                                                to purchase shares of the  Corporation,  RSUs or DSUs
                                                                shall be  offered  as the case may be and if so,  the
                                                                terms  of such  options,  RSUs or DSUs in  accordance
                                                                with  the  terms  of  the   Corporation's   Long-Term
                                                                Incentive  Plan  or  the  Deferred  Share  Unit  Plan
                                                                provided  that no  options,  RSUs or  DSUs  shall  be
                                                                granted  to  members of this  Committee  without  the
                                                                approval of the Board.

                                                           o    The  Committee  to annually  review and report to the
                                                                Board on organizational  structure and to ensure that
                                                                senior management has developed a succession plan for
                                                                the CEO and the CEO's  direct  reports  and to review
                                                                such report with senior management.

                                                           o    The  Committee to recommend to the Board from time to
                                                                time the  remuneration  to be paid by the Corporation
                                                                to Directors.

                                                           o    The  Committee to make  recommendations  to the Board
                                                                with   respect   to   the   Corporation's   incentive
                                                                compensation plans and equity-based plans.

--------------------------------------------------------------------------------------------------------------------------
         (b)   Composed entirely of independent            The Human Resources  Committee consists of five members all of
               Directors                                   who are  independent  Directors.  The  Chairman  of the  Human
                                                           Resources Committee is Mr. Michael Unger.
--------------------------------------------------------------------------------------------------------------------------
5.             Implement a process for assessing the       The Board assumes direct  responsibility for the monitoring of
               effectiveness of the Board, its             the Board's corporate  governance  practices,  the functioning
               committees and contribution of              of the Board and the powers,  mandates and  performance of the
               individual Directors                        Committees. The Human Resources Committee,  composed solely of independent  Directors,  initiates  a  self-evaluation  of the
                                                           Board's performance on an annual basis.
--------------------------------------------------------------------------------------------------------------------------
6.             Provide orientation and education           Presentations   and  reports  relating  to  the  Corporation's
               programs for new Directors                  business  and  affairs  are  provided  to  new  Directors.  In addition,  new Board  members meet with senior  management  of the  Corporation  to review the  business  and  affairs of the
                                                           Corporation.

               The Board should provide continuing         The Human Resources  Committee Charter foresees that the Human
               education opportunities for all             Resources  Committee  maintains an orientation program for new
               Directors                                   Directors and continuing education programs for Directors.
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
National Instrument 58-101 DISCLOSURE OF
CORPORATE GOVERNANCE PRACTICES & National                                          COMMENTS
Policy 58-201 CORPORATE GOVERNANCE GUIDELINES
--------------------------------------------------------------------------------------------------------------------------
7.             Consider reducing size of board, with       The Board is  presently  composed  of six  members.  The Board
               a view to improving effectiveness           considers  that  this  is  close  to  the  optimum  number  of
                                                           Directors  required  to  provide  the  flexibility  to respond quickly to  corporate  opportunities  and  challenges  as they arise, while also providing  increased  resources and improved
                                                           succession  planning.   The  Board  as  currently  constituted
                                                           brings together a mix of experience and  backgrounds  that the
                                                           Board  considers   appropriate  for  the  stewardship  of  the
                                                           Corporation  and these  factors will continue to be considered in the nomination process of new Directors.
--------------------------------------------------------------------------------------------------------------------------
8.             Review and ensure compensation of           The   Human   Resources    Committee   reviews    periodically
               Directors in light of risks and             compensation policies in light of market conditions,  industry
               responsibilities                            practice  and  level  of  responsibilities.  Only  independent
                                                           Directors  are  compensated  for acting as a  Director  of the
                                                           Corporation.
--------------------------------------------------------------------------------------------------------------------------
9.       (a)   Committees should generally be              The Board has two  committees:  the  Audit  Committee  and the
               composed of outside Directors               Human  Resources  Committee.  Each of the members of the Audit
                                                           Committee   and  Human   Resources   Committee   are   outside
                                                           Directors.  The  Chairman of the Audit  Committee is Mr. Andre
                                                           Tremblay and the Chairman of the Human Resources  Committee is
                                                           Mr. Michael Unger.

         (b)   Majority of committee members should        The Audit  Committee  consists  of four  members and the Human
               be independent                              Resources  Committee consists of five members,  all of who are independent Directors.
--------------------------------------------------------------------------------------------------------------------------
10.            Appoint a committee responsible for         The Board assumes direct  responsibility for the monitoring of
               developing approach to corporate            the Board's corporate  governance  practices,  the functioning
               governance issues and response to           of the Board and the powers,  mandates and  performance of the
               guidelines                                  committees.  These responsibilities were previously assumed by
                                                           the  Human  Resources   Committee.   Accordingly,   the  Board
                                                           updated  and adopted in March 2005 the  following  policies to fully comply with these responsibilities

                                                           o    Audit Committee Charter*;
                                                           o    Board of Directors Corporate Governance Guidelines*;
                                                           o    Code of Ethics for our Principal Executive Officer
                                                                and Senior Financial Officers*;
                                                           o    Disclosure Guidelines;
                                                           o    Ethics and Business Conduct Policy*;
                                                           o    Human Resources Committee Charter*;
                                                           o    Securities Trading Policy;
                                                           o    Statement of Reporting Ethical Violations (Whistle
                                                                Blower)*.

                                                           *    available on EXFO website at www.exfo.com.
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
National Instrument 58-101 DISCLOSURE OF
CORPORATE GOVERNANCE PRACTICES & National                                          COMMENTS
Policy 58-201 CORPORATE GOVERNANCE GUIDELINES
--------------------------------------------------------------------------------------------------------------------------
11.      (a)   Define limits to management's
               responsibilities by developing
               position descriptions for:
--------------------------------------------------------------------------------------------------------------------------
               (i)   the chair of the Board and the        There is no specific mandate for the Board,  however the Board
                     chair of each Board Committee         of  Directors  is,  by  law,   responsible  for  managing  the
                                                           business and affairs of the  Corporation.  Any  responsibility which is not delegated to senior  management or to a committee of the Board remains the responsibility of the Board.
--------------------------------------------------------------------------------------------------------------------------
               (ii)  the CEO                               The  President  and Chief  Executive  Officer,  along with the
                                                           rest  of   management   placed  under  his   supervision,   is
                                                           responsible   for  meeting   the   corporate   objectives   as
                                                           determined by the strategic  objectives and budget as they are presented each year to the Board of Directors.
--------------------------------------------------------------------------------------------------------------------------
         (b)   Board should develop and approve            The  Board,  in  conjunction  with  Management,  develops  and
               CEO's corporate objectives                  reviews the corporate  objectives of the Corporation  annually which,  in turn,  are expected to be  implemented  by the CEO.
                                                           In addition,  individual  objectives  for the CEO and the rest
                                                           of  management  are  submitted   annually  to  the  Board  for
                                                           approval.
--------------------------------------------------------------------------------------------------------------------------
12.            Establish structures and procedures         During the financial  year ended August 31, 2002, the Board of
               to enable the Board to function             Directors  designated  Mr. Michael Unger to act as independent
               independently of management                 "Lead  Director".  As many  meetings as needed,  annually will be  held  by  the  independent,  unrelated  Directors  without
                                                           management  and  any  independent,   unrelated   Director  may
                                                           request  such  meetings at any time.  Since  September 1, 2004 and prior to  November  1,  2005,  one  independent  unrelated
                                                           Directors without management meeting occurred.
--------------------------------------------------------------------------------------------------------------------------
13.      (a)   Establish an audit committee with a         The Audit  Committee is mandated to monitor  audit  functions,
               specifically defined mandate to             the   preparation  of  financial   statements,   review  press
               ensure direct communications with           releases  on  financial   results,   review  other  regulatory
               external and internal auditors,             documents  as  required   and  meet  with   outside   auditors
               oversight of management reporting           independently  of Management.  The Committee  also  recommends the selection of the external  auditors for appointment by the shareholders.
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
National Instrument 58-101 DISCLOSURE OF
CORPORATE GOVERNANCE PRACTICES & National                                          COMMENTS
Policy 58-201 CORPORATE GOVERNANCE GUIDELINES
--------------------------------------------------------------------------------------------------------------------------
                                                           The aggregate fees billed for professional  services  rendered
                                                           by  PricewaterhouseCoopers   ("PWC")  for  the  audit  of  the
                                                           Corporation's  consolidated  annual  financial  statements for the  financial  year ended August 31, 2005 were  approximately
                                                           US$214,000.  The aggregate  fees billed for services  rendered by PWC,  other than  services  covered for  auditing  services above,  for the  financial  year  ended  August 31,  2005 were approximately  US$247,000  which  related for the most part to compliance and tax planning  services.  No fees were billed by
                                                           PWC   for   professional   services   related   to   financial
                                                           information systems design and implementation.
--------------------------------------------------------------------------------------------------------------------------
         (b)   All members should be non-management        All four  members of the Audit  Committee  are  non-management
               Directors                                   Directors.
--------------------------------------------------------------------------------------------------------------------------
14.            Implement a system to enable                The  Corporation  has a practice of permitting the Board,  any
               individual Directors to engage              Committee  thereof  and  any  individual  Director  to  engage
               outside advisors, at Corporation's          independent, external advisors at the Corporation's expense.
               expense
--------------------------------------------------------------------------------------------------------------------------
15.            Satisfy itself as to the integrity of       The  Board   established,   adopted  and   updated   Corporate
               the CEO and other executive officers        Governance  policies to satisfy this  requirement such as Code
               and creation of a culture of                of Ethics  for our  Principal  Executive  Officer  and  Senior
               integrity throughout the organisation       Financial Officers, Disclosure Guidelines,  Securities Trading
                                                           Policies  and  Statement  on  Reporting   Ethical   Violations
                                                           (Whistle Blower).
--------------------------------------------------------------------------------------------------------------------------
16.            Setting out measures for receiving          The Board  established  and adopted a statement  of  reporting
               feedback from stakeholders , such as        Ethical  Violations  permitting  anyone  to  contact  our Lead
               the establishment of a process to           Director on an anonymous basis via the Corporation's website.
               permit stakeholders to directly
               contact the independent Directors
--------------------------------------------------------------------------------------------------------------------------
17.            Disclose if a Director is a Director        Michael   Unger  is  a   Director   of  Tundra   Semiconductor
               of any other reporting issuer               Corporation,  a public  corporation of Ottawa. Guy Marier is a
                                                           Director of Bell Nordic Income Fund.  Pierre  Marcouiller is a
                                                           Director of Heroux-Devtek Inc.
--------------------------------------------------------------------------------------------------------------------------
18.            Disclose attendance record of each          BOARD MEETINGS
               Director for all Board meetings
                                                           Since   September  1,  2004,   the  Board  of  Directors  held
                                                           7 meetings  prior to November 1,  2005, which were attended by all the  members of the Board,  except  Mr.  Thompson  who was absent 2 times at the meetings on October 14, 2004,  September
                                                           26-27,  2005 and Mr. Andre Tremblay who was absent one time at the meeting of October 20, 2005.
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
National Instrument 58-101 DISCLOSURE OF
CORPORATE GOVERNANCE PRACTICES & National                                          COMMENTS
Policy 58-201 CORPORATE GOVERNANCE GUIDELINES
--------------------------------------------------------------------------------------------------------------------------
                                                           HUMAN RESOURCES

                                                           Since September 1, 2004, the Human Resources  Committee held 4 meetings prior to November 1  2005, which were attended by all the  members of the  Committee,  except  Mr. Thompson  who was absent  two times at the  October  14,  2004  meeting  and the
                                                           September  26, 2005  meeting and  Mr. Andre  Tremblay  who was absent one time at the meeting of October 20, 2005.


                                                           AUDIT COMMITTEE

                                                           Since  September 1, 2004, the Audit  Committee held 5 meetings prior to  November 1,  2005  which  were  attended  by all the members of the Committee.


                                                           INDEPENDENT BOARD MEETING

                                                           Since  September  1, 2004 and prior to November  1, 2005,  the
                                                           Independent  Board Members held one meeting which was attended by all the members except Mr. Pierre Marcouiller.
--------------------------------------------------------------------------------------------------------------------------
19.            Disclose identity of consultant or          In 2005, the Corporation has hired Mercer Human Resource
               advisor retained to assist in               Consulting for different compensation studies. Mercer has
               determining compensation of Directors       completed surveys on the following topics:
               and Officers
                                                           o        Executive & CEO salary  survey  (Objective:  compare
                                                                the  Corporation  executives & CEO salaries and benefits
                                                                with comparable market);

                                                           o        USA Sales salary survey  (compare the  Corporation's
                                                                Sales workforce salary vs the comparable market);

                                                           o        Job classification  structure & salary scale (Define
                                                                Job  positions vs  comparable  market  including  salary
                                                                scale);

                                                           o        Annual study on proposed salary increase for 2006.
--------------------------------------------------------------------------------------------------------------------------
20.            The independent directors should hold       During the financial  year ended August 31, 2002, the Board of
               regularly scheduled meetings at which       Directors  designated  Mr. Michael Unger to act as independent
               non-independent directors and members       "lead director".  As many meetings,  as needed,  annually will
               of management are not in attendance         be  held  by  the  independent,  unrelated  Directors  without
                                                           management  and  any  independent,   unrelated   Director  may
                                                           request  such  meetings at any time.  Since  September 1, 2004 and prior to  November  1, 2005,  one  meeting of  independent unrelated Directors without management occurred.
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
National Instrument 58-101 DISCLOSURE OF
CORPORATE GOVERNANCE PRACTICES & National                                          COMMENTS
Policy 58-201 CORPORATE GOVERNANCE GUIDELINES
--------------------------------------------------------------------------------------------------------------------------
21.            The Board should adopt a written code       The  Corporation  is  committed  to  maintaining  the  highest
               of business conduct and ethics (a           standard of business  conduct  and  ethics.  Accordingly,  the
               code). The code should be applicable        Board  updated  and  established  (i)  a  Board  of  Directors
               to directors, officers and employees        Corporate Governance  Guidelines (ii) a Code of Ethics for our
               of the issuer. The Board should be          Principal  Executive  Officer  and Senior  Financial  Officers
               responsible for monitoring compliance       (iii) Ethics and Business Conduct Policy and  (iv) a Statement
               with the code.                              on Reporting Ethical Violations  "Whistleblower  Policy" which are available on the Corporation's website at www.exfo.com.


                                                           Therefore,  the  Corporation  has  instituted  and  follows  a
                                                           "Whistleblower  Policy" where each member of the Board as well as any senior  officer,  every employee of the Corporation and any  person is  invited  and  encouraged  to  report  anything appearing  or  suspected  of  being  non-ethical  to our  Lead
                                                           Director,  in  confidence.  The Lead Director has the power to
                                                           hire   professional   assistance   to  conduct   an   internal
                                                           investigation should he so feel required.
--------------------------------------------------------------------------------------------------------------------